                                                                     EXHIBIT 2.3

                     IN THE UNITED STATES BANKRUPTCY COURT

                         FOR THE DISTRICT OF DELAWARE

-------------------------------------X

In re:                               :      Chapter 11

MASTER GRAPHICS, INC, et al.,        :      Case No. 00-2929(PJW)
                      -- ---
                                     :

          Debtors.                   :      Jointly Administered

-------------------------------------x

                     DISCLOSURE STATEMENT WITH RESPECT TO
               THE FIRST AMENDED JOINT PLAN OF REORGANIZATION OF
               MASTER GRAPHICS, INC. AND PREMIER GRAPHICS, INC.
               ------------------------------------------------



                              John Wm. Butler, Jr.
                              George N. Panagakis
                              Mark A. McDermott
                              SKADDEN, ARPS, SLATE, MEAGHER
                                   & FLOM (ILLINOIS)
                              333 West Wacker Drive
                              Chicago, Illinois  60606-1285
                              (312) 407-0700

                                    - and -

                              Mark S. Chehi (I.D. No. 2885)
                              SKADDEN, ARPS, SLATE, MEAGHER
                                  & FLOM LLP
                              One Rodney Square
                              P.O. Box 636
                              Wilmington, Delaware  19899-0636
                              (302) 651-3000

                              ATTORNEYS FOR DEBTORS

                              Dated:  December 19, 2000

                                  DISCLAIMER

     THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS INCLUDED HEREIN FOR PURPOSES OF SOLICITING ACCEPTANCES OF THE FIRST AMENDED JOINT PLAN OF REORGANIZATION OF MASTER GRAPHICS, INC. AND PREMIER GRAPHICS, INC. (THE "PLAN") AND MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN TO DETERMINE HOW TO VOTE ON THE PLAN. NO PERSON MAY GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DISCLOSURE STATEMENT, REGARDING THE PLAN OR THE SOLICITATION OF ACCEPTANCES OF THE PLAN.

     ALL CREDITORS ARE ADVISED AND ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. PLAN SUMMARIES AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN AND THE EXHIBITS AND SCHEDULES ANNEXED TO THE PLAN AND THIS DISCLOSURE STATEMENT. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE ONLY AS OF THE DATE HEREOF, AND THERE CAN BE NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER THE DATE HEREOF.

     THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE UNITED STATES BANKRUPTCY CODE AND RULE 3016(b) OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE AND NOT NECESSARILY IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER NON-BANKRUPTCY LAW. THIS DISCLOSURE STATEMENT HAS BEEN NEITHER APPROVED NOR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN. PERSONS OR ENTITIES TRADING IN OR OTHERWISE PURCHASING, SELLING OR TRANSFERRING SECURITIES OR CLAIMS OF MASTER GRAPHICS, INC. OR PREMIER GRAPHICS, INC. IN THESE CASES SHOULD EVALUATE THIS DISCLOSURE STATEMENT AND THE PLAN IN LIGHT OF THE PURPOSE FOR WHICH THEY WERE PREPARED.

     AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER ACTIONS OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS. THIS DISCLOSURE STATEMENT SHALL NOT BE ADMISSIBLE IN ANY NON-BANKRUPTCY PROCEEDING NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES, OR OTHER LEGAL EFFECTS OF THE PLAN AS TO HOLDERS OF CLAIMS AGAINST, OR EQUITY INTERESTS IN, MASTER GRAPHICS, INC. OR PREMIER GRAPHICS, INC.

                                SUMMARY OF PLAN

     The following introduction and summary is a general overview only, which is qualified in its entirety by, and should be read in conjunction with, the more detailed discussions, information, and financial statements and notes thereto appearing elsewhere in this Disclosure Statement and the First Amended Joint Plan of Reorganization of Master Graphics, Inc. and Premier Graphics, Inc. (the "Plan"). All capitalized terms not defined in this Disclosure Statement have the meanings ascribed to such terms in the Plan. A copy of the Plan is annexed hereto as Appendix A.
          ----------

     This Disclosure Statement contains, among other things, descriptions and summaries of provisions of the Plan being proposed by Master Graphics, Inc. and Premier Graphics, Inc. (collectively, the "Debtors") as filed on November 20, 2000, and amended on December 19, 2000, with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Certain provisions of the Plan, and thus the descriptions and summaries contained herein, are the subject of continuing negotiations among the Debtors and various parties, have not been finally agreed upon, and may be modified. Such modifications, however, will not have a material effect on the distributions contemplated by the Plan.

A.   Business Overview

     Master Graphics, Inc. and its wholly-owned operating subsidiary, Premier Graphics, Inc., conduct a sophisticated, general commercial printing business through several operating divisions (the "Divisions") currently located in thirteen states predominantly in the southeastern and midwestern United States. The Debtors provide a full range of printing services to a diverse group of customers, many of which are very large, publicly-traded corporations. The Debtors' products include full-color travel catalogues, corporate annual reports, sales brochures, educational literature, posters, maps, and other high-end print materials.

     The Debtors were formed in June 1997 in order to acquire general commercial printing companies throughout the United States with the aim of becoming a sole-source provider of printing services to a diverse group of companies. The Debtors thereafter acquired nineteen printing companies, each of which was incorporated into the Debtors' operating structure as one of the Divisions referred to above. The Debtors planned to integrate the operations of the Divisions in order to capitalize on cost savings realized by economies of scale and other operational efficiencies.

     However, the Debtors encountered numerous difficulties in achieving these economies and other efficiencies. For instance, despite the Debtors' attempts to achieve cost savings through the negotiation of trade terms with large paper suppliers, many Divisions continued to purchase paper and other printing supplies from regional vendors. Each Division also continued to maintain its own significant corporate staff, including accounting, purchasing, sales, human resources, and related personnel. Sales personnel failed to capitalize on cross-selling opportunities among Divisions, focusing instead on the capacities, capabilities, and limitations of their own Divisions. Additionally, the Divisions outsourced a significant amount of work, such as specialty binding and coating work, that could have been referred to other Divisions.

     These operational problems were exacerbated by the Debtors' burdensome capital structure. The Debtors incurred a significant amount of debt in order to acquire each printing company. This debt took the form of senior secured financing, public indebtedness, and purchase money notes issued to certain sellers of the individual printing companies as a portion of the purchase price for such companies. The great majority of the sellers were also retained by the Debtors as management of each Division pursuant to the terms of employment agreements, many of which were long-term and lucrative to the employees.

     As a result of these operational and financial difficulties, the Debtors were unable to pay a significant interest payment to holders of its public indebtedness that came due on June 1, 2000. The Debtors therefore exercised a 30-day grace period under the terms of the indenture governing this indebtedness in an effort to explore their strategic alternatives. After commencing negotiations with holders of this indebtedness and other creditor constituencies, the Debtors determined that commencement of these Chapter 11 reorganization proceedings was in the best interests of all stakeholders because it would have been difficult outside of such proceedings to implement the Debtors' strategic business plan and to restructure their debt obligations.

     The Plan is premised upon implementation of a business plan developed by the Debtors with the assistance of their financial advisors and management consultants (the "Business Plan"). The Business Plan contemplates the restructuring of the Debtors' operations around a core group of their operating Divisions (the "Core Divisions"). The remaining Divisions (the "Non-

Core Divisions") will be disposed of, either by sale, combination, or liquidation, and the proceeds used to reduce the Debtors' secured indebtedness. The Business Plan also contemplates the sale or other disposition of certain items of leased and owned equipment, including the relocation of certain equipment from some Divisions to others. The Business Plan, including anticipated cost savings and other efficiencies, is discussed in detail in
Article VII.F. of this Disclosure Statement.
--------------

     The Plan is also premised on the substantial restructuring of the Debtors' unsecured indebtedness, including in particular the indebtedness owed to holders of the Debtors' public indebtedness. Specifically, the Plan contemplates cancellation of the Debtors' existing equity and the unsecured indebtedness of Master Graphics, Inc. and conversion of substantially all of the unsecured indebtedness of Premier Graphics, Inc. into substantially all of the equity in the reorganized enterprise which will be organized as a holding company and operating subsidiary.

     While the Debtors believe that the Business Plan and proposed financial restructuring are reasonable and appropriate, they include a number of assumptions that may differ from actual results and are subject to a number of risk factors. These risk factors are discussed in Article IX of this Disclosure
                                                  ----------
Statement.

B.   Basis of the Plan

     After careful review of the Debtors' current business operations, estimated recoveries in a liquidation scenario, the prospects of ongoing business relationships, and the Business Plan, the Debtors have concluded that the recovery to the Debtors' creditors will be maximized by the continued operation of the Debtors' printing business through the Core Divisions. In particular, according to the liquidation analysis and other analyses prepared by the Debtors with the assistance of their financial advisors, the Debtors believe that the value of their estates is greater as a going concern than in a liquidation.

C.   Summary of Treatment of Claims and Interests Under the Plan

     The Plan constitutes a separate plan of reorganization for each of the Debtors. Accordingly, the Plan contains separate classes for the Claims and Interests of each Debtor. As contemplated by the Bankruptcy Code, Administrative Claims and Priority Tax Claims are not classified. See Article VIII.B.1. for a
                                                       -----------------
summary of the treatment proposed under the Plan for Administrative Claims and Priority Tax Claims.

     The table below summarizes the classification and treatment of the prepetition Claims and Interests under the Plan. The classification and treatment for all Classes are described in more detail under Article VIII.B.2.
                                                             ----------------

     The table below also sets forth the Debtors' estimates of the amount of Claims that will ultimately become allowed in each Class based upon review by the Debtors of all Claims scheduled by and filed against the Debtors and consideration of the provisions of the Plan that affect the allowance of certain Claims. The table below includes an estimated percentage recovery for holders of Claims in each Class. For purposes of estimating the percentage recoveries for holders of Claims in certain classes as set forth below, the reorganization value of the Debtors is between $80.65 million and $94.65 million and the New Holding Company Common Stock was assumed to be valued at between $21.74 million and $35.74 million in the aggregate, with a mid-point value of $28.74 million. The estimated percentage recoveries that are based upon distributions of New Holding Company Common Stock were calculated using the mid-point of this valuation range.

     The Debtors' financial advisors, Lazard Freres & Company, LLC ("Lazard"), valued the New Holding Company Common Stock based, in part, on information and financial projections provided by the Debtors. The foregoing valuation assumptions include, among other things, an assumption that the operating results projected for the Reorganized Debtors will be achieved in all material respects, including revenue growth and improvements in operating margins, earnings and cash flow. Certain of the projected results are materially better than certain historical results of operations and no assurance can be given that the projected results will be achieved. To the extent that the valuation assumptions are dependent upon the achievement of the operating results projected by the Debtors, the valuation assumptions must be considered speculative. The valuation assumptions also consider, among other matters, (i) market valuation information concerning certain publicly traded equity securities of certain other companies that are considered relevant, (ii) certain general economic and industry information considered relevant to the business of the Reorganized Debtors, and (iii) such other investigations and analyses as were deemed necessary or appropriate. The Debtors and Lazard believe these valuation assumptions are reasonable.

     The foregoing valuation assumptions are not a prediction or reflection of post-Confirmation trading prices of the New Holding Company Common Stock or any other securities. Such securities may trade at substantially higher or lower prices or not at all because of a number of factors, including those discussed in Article IX. The trading prices of securities issued under a plan of
   ----------
reorganization are subject to many unforeseeable circumstances and therefore cannot be predicted.

     Also, for certain Classes of Claims, the actual amounts of Allowed Claims could materially exceed or could be materially less than the estimated amounts shown in the table that follows. Accordingly, for these reasons, no representation can be or is being made with respect to whether the estimated percentage recoveries shown in the table below will actually be realized by the holders of Allowed Claims in any particular Class. In addition, the Plan provides for certain distribution reserves to be established with respect to Disputed Claims. As a result, the process of distributing all of the property to be distributed to holders of Claims under the Plan will be completed over time.

                              Premier Graphics, Inc.


Class Description             Treatment Under Plan
-----------------             --------------------

Class P1                      Holders of Allowed Secured Lender Claims shall be
Secured Lender Claims         paid in full in Cash from (i) the Proceeds from
                              the Exit Facility not required by the Reorganized
                              Debtors for working capital or other purposes, and
                              (ii) to the extent such proceeds are insufficient
                              to pay Allowed Secured Lender Claims in full, the
                              Net Proceeds from sales of Non-Core Divisions
                              and/or their assets that comprise Collateral of
                              the Allowed Secured Lender Claims. To the extent
                              that the Secured Lender Claims are paid in full on
                              the later of the Effective Date or the date such
                              claims are allowed, such claims are unimpaired
                              under the Plan.
                              Estimated Amount of Claims:     $56.8 million
                              Estimated Percentage Recovery:  100%

Class P2                      Class P2 consists of Premier Graphics' obligations
Warrant Put Note Claim        to GE Capital under the terms of the Warrant Put
                              Note Guaranty Agreement. The Warrant Put Note
                              Guaranty Agreement guarantees Master Graphics'
                              obligations to GE Capital under the Warrant Put
                              Note. On, or as soon as reasonably practicable
                              after, the Effective Date, the Warrant Put Note
                              Guaranty Agreement shall be replaced by Premier
                              Graphics' issuance of the New Warrant Put Note
                              Guaranty Agreement.
                              Estimated Amount of Claim:      up to $2.2 million
                              Estimated Percentage Recovery:  TBD

Class P3                      The legal, equitable, and contractual rights of
Other Secured Claims          the Holders of Allowed Other Secured Claims,
                              including primarily capital lease obligations, are
                              unaltered by the Plan. Holders of such Claims
                              shall receive either (i) Cash, (ii) such other
                              treatment as to which the Debtors and the Holders
                              agree, or (iii) such other treatment that will not
                              impair the Holders of such Claims.
                              Estimated Amount of Claims:     $5.43 million
                              Estimated Percentage Recovery:  100%

Class P4                      The legal, equitable, and contractual rights of
Other Priority Claims         the Holders of Allowed Other Priority Claims,
                              including claims for wages, salaries, and employee
                              benefits, are unaltered by the Plan. Holders of
                              such Claims shall receive either (i) Cash, (ii)
                              such other treatment as to which the Debtors and
                              the Holders agree, or (iii) such other treatment
                              that will not impair the Holders of such Claims.
                              Estimated Amount of Claims:     $0
                              Estimated Percentage Recovery:  100%

                              Premier Graphics, Inc.


Class Description             Treatment Under Plan
-----------------             --------------------

Class P5                      Holders of Allowed Class P5 General Unsecured
General Unsecured Claims      Claims shall receive their pro rata share of (i)
                              100% of the New Holding Company Common Stock, plus
                              (ii) distributions from recoveries on Avoidance
                              Claims and Causes of Action, if any.
                              Estimated Amount of Claims      $160 million
                              Estimated Percentage Recovery:  13.5% - 22.3%

Class P6                      Class P6 consists of unsecured claims against
Administrative Convenience    Premier Graphics in an amount equal to or less
Claims                        than $10,000. At the election of Premier Graphics,
                              holders of Administrative Convenience Claims shall
                              receive either (i) Cash in an amount equal to 25%
                              of the allowed amount of such Claims or (ii) the
                              treatment afforded holders of Class P-5 General
                              Unsecured Claims.
                              Estimated Amount of Claims:     $1.6 million
                              Estimated Percentage Recovery:  13.5% - 25%

Class P7                      Class P7 consists of the Old Premier Graphics
Interests                     Common Stock. Under the Plan, all such Interests
                              shall be cancelled and the Holders thereof shall
                              be entitled to no distribution. On the Effective
                              Date, New Holding Company shall be created, the
                              New Operating Company Common Stock shall be issued
                              to New Holding Company, and the New Holding
                              Company Common Stock shall be issued to Holders of
                              Class P5 General Unsecured Claims, with the
                              balance reserved to new management.
                              Estimated Percentage Recovery:  0%

                              Master Graphics, Inc.


Class Description             Treatment Under Plan
-----------------             --------------------

Class M1                      Class M1 arises out of Master Graphics' guaranty
Secured Lender Claims         of Premier Graphics' obligations to the
                              Prepetition Lenders under the Prepetition Credit
                              Agreement. Holders of such Claims shall receive
                              the treatment afforded to Class P1 Secured Lender
                              Claims.
                              Estimated Amount of Claims:     $56.8 million
                              Estimated Percentage Recovery:  100%

Class M2                      Class M2 consists of Master Graphics' obligations
Warrant Put Note Claim        to GE Capital under the Warrant Put Note. On, or
                              as soon as reasonably practicable after, the
                              Effective Date, the Warrant Put Note shall be
                              replaced by Master Graphics' issuance of the New
                              Warrant Put Note to GE Capital.
                              Estimated Amount of Claim:      up to $2.2 million
                              Estimated Percentage Recovery:  TBD

Class M3                      The legal, equitable, and contractual rights of
Other Secured Claims          the Holders of Allowed Other Secured Claims,
                              including capital lease obligations, are unaltered
                              by the Plan. Holders of such Claims shall receive
                              either (i) Cash, (ii) such other treatment as to
                              which the Debtors and the Holders agree, or (iii)
                              such other treatment that will not impair the
                              Holders of such Claims.
                              Estimated Amount of Claims:     $5.43 million
                              Estimated Percentage Recovery:  100%

                              Master Graphics, Inc.


Class Description             Treatment Under Plan
-----------------             --------------------

Class M4                      The legal, equitable, and contractual rights of
Other Priority Claims         the Holders of Allowed Other Priority Claims,
                              including claims for wages, salaries, and employee
                              benefits, are unaltered by the Plan. Holders of
                              such Claims shall receive either (i) Cash, (ii)
                              such other treatment as to which the Debtors and
                              the Holders agree, or (iii) such other treatment
                              that will not impair the Holders of such Claims.
                              Estimated Amount of Claims:     $0
                              Estimated Percentage Recovery:  100%

Class M5                      Class M5 consist of all General Unsecured Claims
General Unsecured Claims      against Master Graphics. Holders of Class M5
                              Allowed General Unsecured Claims shall receive no
                              distributions on account of their Claims.
                              Estimated Amount Claims         $19.8 million
                              Estimated Percentage Recovery:  0%

Class M6                      Class M6 consists of the Old Master Graphics
Interests                     Common Stock and the Old Master Graphics Preferred
                              Stock. Under the Plan, all such Interests shall be
                              cancelled and the Holders thereof shall be
                              entitled to no distribution.
                              Estimated Percentage Recovery:  0%

     THE DEBTORS AND THE UNSECURED CREDITORS' COMMITTEE BELIEVE THAT THE PLAN PROVIDES THE BEST RECOVERIES POSSIBLE FOR THE HOLDERS OF CLAIMS AGAINST EACH OF THE DEBTORS AND THUS STRONGLY RECOMMEND THAT YOU VOTE TO ACCEPT THE PLAN.
                     -------- ---------                  ------

                               TABLE OF CONTENTS

                                                                          PAGE
I.   INTRODUCTION.........................................................   1

II.  PLAN VOTING INSTRUCTIONS AND PROCEDURES..............................   1
          A.  Definitions.................................................   1
          B.  Notice to Holders of Claims.................................   1
          C.  Solicitation Package........................................   2
          D.  Voting Procedures, Ballots and Voting Deadline..............   2
          E.  Confirmation Hearing and Deadline for Objections to
                Confirmation..............................................   3

III. HISTORY OF THE DEBTORS...............................................   4
          A.  Description of Business.....................................   4
              1. The General Commercial Printing Market...................   4
              2. The Debtors' Operations..................................   4
              3. Customers................................................   5
              4. Sales and Marketing......................................   5
              5. Employees................................................   5
              6. Purchasing and Raw Materials.............................   6
              7. Competition..............................................   6
              8. Plants and Properties....................................   6
              9. Governmental and Environmental Regulation................   6
              10. Financial Results.......................................   7
          B.  Formation of the Debtors....................................   7
              1. Overview.................................................   7
              2. History of the Acquisitions..............................   7
              3. Consideration for the Acquisitions.......................   8

IV.  PREPETITION CAPITAL STRUCTURE OF THE DEBTORS.........................   9
          A.  The Senior Credit Facility..................................   9
          B.  The Senior Notes............................................  10
          C.  Seller Notes................................................  10
          D.  Earn-Out Agreements.........................................  12
          E.  Warrant Put Note............................................  12
          F.  Personal Property Leases....................................  12
          G.  Equity......................................................  13
              1. Redeemable Preferred Stock...............................  13
              2. Common Stock.............................................  13
              3. Sellers' Warrants........................................  13
              4. Stock Options............................................  13

V.   CORPORATE STRUCTURE OF THE DEBTORS...................................  14
          A.  Current Corporate Structure.................................  14
          B.  Boards of Directors.........................................  14

VI.  EVENTS LEADING TO COMMENCEMENT
          OF THE CHAPTER 11 CASES.........................................  14

VII. THE CHAPTER 11 CASES.................................................  16
          A.  Continuation of Business; Stay of Litigation................  16
          B.  Summary of Certain Relief Obtained at the Outset of the
                Chapter 11 Cases..........................................  16
              1. First Day Orders.........................................  16
              2. Appointment of Creditors' Committee......................  17
          C.  Cash Collateral and Financing...............................  17

              1. Authorization to Use Cash Collateral.....................  17
              2. Postpetition Financing...................................  18
          D.  Other Material Relief Obtained During the Chapter 11 Cases..  18
              1. Employee Retention Program...............................  18
              2. Critical Vendors.........................................  19
              3. Sales of Certain Divisions...............................  19
              4. Closure of Technigrafiks.................................  20
          E.  Summary of Claims Process, Bar Date, and Claims Filed.......  21
              1. Schedules and Statements of Financial Affairs............  21
              2. Claims Bar Date..........................................  21
              3. Proofs of Claim and Other Claims.........................  21
          F.  Development and Summary of the Business Plan................  21

VIII. SUMMARY OF THE REORGANIZATION PLAN..................................  23
          A.  Overall Structure of the Plan...............................  23
          B.  Classification and Treatment of Claims and Interests........  24
              1. Treatment of Unclassified Claims Under the Plan..........  24
              2. Treatment of Classified Claims Against Premier Graphics..  25
          C.  Other Significant Plan Provisions...........................  28
              1. Corporate Existence......................................  28
              2. Corporate Action.........................................  29
              3. Vesting, Retention, and Disposition of Assets............  29
          D.  Description of Securities to Be Issued in Connection with the Plan;  Possible Privatization of New
                Holding Company...........................................  29
          E.  Registration Rights with Respect to New Holding Company
                Common Stock..............................................  30
          F.  Post-Consummation Operations of the Debtors.................  31
              1. Reorganized Debtors......................................  31
              2. Officers and Directors...................................  31
              3. Management Incentive Plan................................  31
              4. Exit Financing Facility..................................  31
              5. Pension Plan.............................................  32
          F.  Distributions Under the Plan................................  33
              1. Time of Distributions....................................  33
              2. Interest on Claims.......................................  33
              3. Disbursing Agent.........................................  33
              4. Delivery of Distributions................................  33
              5. Undeliverable Distributions..............................  33
              6. Procedures for Resolving Disputed, Contingent,
                   and Unliquidated Claims................................  34
              7. Fractional Shares........................................  34
              8. Allowance of Certain Claims..............................  35
          G.  Miscellaneous Matters.......................................  36
              1. Postpetition Interest....................................  36
              2. Treatment of Executory Contracts and Unexpired Leases....  36
              3. Exculpation and Limitation of Liability..................  37
              4. Indemnity Claims.........................................  38
              5. Releases by Debtors and Debtors-in-Possession............  38
              6. Release by Holders of Claims and Interests...............  39
              7. Injunction...............................................  39
          H.  Preservation of Rights of Action............................  39

IX.  CERTAIN FACTORS TO BE CONSIDERED.....................................  39
          A.  General Considerations......................................  39

          B.  Certain Bankruptcy Considerations...........................  40
          C.  Inherent Uncertainty of Financial Projections...............  40
          D.  Dividends...................................................  40
          E.  Access to Financing.........................................  40
          F.  Claims Estimations..........................................  40
          G.  Market for New Common Stock.................................  41

X.  RESALE OF SECURITIES RECEIVED UNDER THE PLAN..........................  41
          A.  Issuance of New Common Stock................................  41
          B.  Subsequent Transfers of Securities..........................  41

XI.  CERTAIN INCOME TAX CONSEQUENCES OF THE PLAN..........................  42
          A.  Restructuring Transaction Steps.............................  42
          B.  Income Tax Consequences to the Debtors......................  43
              1. Regular United States Federal Income Tax.................  43
              2. Alternative Minimum Tax..................................  45
          C.  United States Federal Income Tax Consequences to
                Claim Holders.............................................  45
              1. Holders of Secured Lender Claims (Classes P-1 and M-1)...  45
              2. Holders of Warrant Put Note Claims (Classes P-2 and M-2).  45
              3. Holders of General Unsecured Claims of Premier Graphics
                   (Class P-5) other than Senior Note Claims..............  45
              4. Holders of Senior Note Claims (Class P-5)................  46
              5. Information Reporting and Backup Withholding.............  47
          D.  United States Federal Income Tax Consequences of the
                Disbursing Agent..........................................  47
          E.  Importance of Obtaining Professional Tax Assistance.........  47

XII. CONFIRMATION.........................................................  47
          A.  Feasibility of the Plan.....................................  48
          B.  Acceptance of the Plan......................................  48
          C.  Best Interests of Claim Holders.............................  48
          D.  Liquidation Analysis........................................  49
          E.  Valuation of the Reorganized Debtors........................  49
              1. Reorganization Value.....................................  49
              2. Valuation Methodology....................................  50
          F.  Application of the "Best Interests" of Creditors Test to
                the Liquidation Analysis and the Valuation................  52
              1. Premier Graphics.........................................  52
              2. Master Graphics..........................................  52
          G.  Confirmation Without Acceptance of All Impaired Classes:
                The "Cramdown" Alternative................................  53
          H.  Conditions to Confirmation and/or Consummation..............  54
              1. Conditions to Confirmation...............................  54
              2. Conditions to the Effective Date.........................  54
          I.  Waiver of Conditions to Confirmation and/or Consummation....  54
          J.  Retention of Jurisdiction...................................  54

XIII. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN...........  56
          A.  Continuation of the Chapter 11 Cases........................  56
          B.  Alternative Plans of Reorganization.........................  56
          C.  Liquidation under Chapter 7 or Chapter 11...................  56

XIV. VOTING REQUIREMENTS..................................................  57
          A.  Parties in Interest Entitled to Vote........................  58
          B.  Classes Impaired Under the Plan.............................  59

              1. Voting Impaired Classes of Claims and Interests..........  59
              2. Non-Voting Impaired Classes of Claims and Interests......  59
              3. Unimpaired Classes of Claims and Interests...............  59

XV.  CONCLUSION...........................................................  59
           A. Hearing on and Objections to Confirmation...................  60
              1. Confirmation Hearing.....................................  60
              2. Date Set for Filing Objections to Confirmation...........  60
           B. Recommendation..............................................  60

                                  APPENDICES

Appendix A    -    First Amended Joint Plan of Reorganization of Master
                   Graphics, Inc. and Premier Graphics, Inc.

Appendix B    -    Liquidation Analysis

Appendix C    -    Pro Forma Financial Projections

Appendix D    -    Reorganization Valuation

                     DISCLOSURE STATEMENT WITH RESPECT TO
               THE FIRST AMENDED JOINT PLAN OF REORGANIZATION OF
               MASTER GRAPHICS, INC. AND PREMIER GRAPHICS, INC.
               ------------------------------------------------

                               I.  INTRODUCTION

      Master Graphics, Inc. and Premier Graphics, Inc. (collectively, the "Debtors") submit this disclosure statement (the "Disclosure Statement") pursuant to Section 1125 of Title 11 of the United States Code, 11 U.S.C. (S)(S) 101, et seq. (the "Bankruptcy Code") for use in the solicitation of votes on the
     -- ---
First Amended Joint Plan of Reorganization (the "Plan") proposed by the Debtors and filed with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on November 20, 2000, and amended on December 19, 2000. A copy of the Plan is annexed as Appendix A to this Disclosure Statement.
                                 ----------

      This Disclosure Statement sets forth certain information regarding the Debtors' prepetition operating and financial history, the need to seek Chapter 11 protection, significant events that have occurred during the Chapter 11 Cases, and the anticipated organization, operations, and financing of the Reorganized Debtors. This Disclosure Statement also describes terms and provisions of the Plan, including certain alternatives to the Plan, certain effects of confirmation of the Plan, certain risk factors associated with securities to be issued under the Plan, and the manner in which distributions will be made under the Plan. In addition, this Disclosure Statement discusses the confirmation process and the voting procedures that Claim holders in Impaired Classes must follow for their votes to be counted.

      FOR A DESCRIPTION OF THE PLAN AND VARIOUS RISK AND OTHER FACTORS PERTAINING TO THE PLAN AS IT RELATES TO CLAIMS AGAINST AND INTERESTS IN THE DEBTORS, PLEASE SEE ARTICLES VIII AND IX.
                    -------------     --

      THIS DISCLOSURE STATEMENT CONTAINS SUMMARIES OF CERTAIN PROVISIONS OF THE PLAN, CERTAIN DOCUMENTS RELATED TO THE PLAN, CERTAIN EVENTS IN THE CHAPTER 11 CASES, AND CERTAIN FINANCIAL INFORMATION. ALTHOUGH THE DEBTORS BELIEVE THAT SUCH SUMMARIES ARE FAIR AND ACCURATE, SUCH SUMMARIES ARE QUALIFIED TO THE EXTENT THAT THEY DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS. FACTUAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT HAS BEEN PROVIDED BY THE DEBTORS' MANAGEMENT, EXCEPT WHERE OTHERWISE SPECIFICALLY NOTED. THE DEBTORS DO NOT WARRANT OR REPRESENT THAT THE INFORMATION CONTAINED HEREIN, INCLUDING THE FINANCIAL INFORMATION, IS WITHOUT ANY MATERIAL INACCURACY OR OMISSION.


                 II.  PLAN VOTING INSTRUCTIONS AND PROCEDURES

A.   Definitions

     Except as otherwise defined herein, capitalized terms not otherwise defined in this Disclosure Statement have the meanings ascribed to them in the Plan. In addition, all references in this Disclosure Statement to monetary figures refer to United States currency.

B.   Notice to Holders of Claims

     This Disclosure Statement is being transmitted to holders of Claims that are entitled under the Bankruptcy Code and, pursuant to certain Orders entered by the Bankruptcy Court, to vote on the Plan. See Article VIII for a discussion
                                                  ------------
and listing of those holders of Claims that are entitled to vote on the Plan and those holders of Claims and Interests that are not entitled to vote on the Plan. The purpose of this Disclosure Statement is to provide adequate information to enable such holders to make a reasonably informed decision with respect to the Plan prior to exercising their right to vote to accept or reject the Plan.

     On December 19, 2000, the Bankruptcy Court approved this Disclosure Statement as containing information of a kind and in sufficient and adequate detail to enable such holders to make an informed judgment with respect to acceptance or rejection of the Plan. THE BANKRUPTCY COURT'S APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT

CONSTITUTE EITHER A GUARANTY OF THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN OR AN ENDORSEMENT OF THE PLAN BY THE BANKRUPTCY COURT.

     ALL HOLDERS OF CLAIMS AGAINST THE DEBTORS ARE ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND ITS APPENDICES CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING TO VOTE EITHER TO ACCEPT OR TO REJECT THE PLAN. This Disclosure Statement contains important information about the Plan, considerations pertinent to acceptance or rejection of the Plan, and developments concerning the Chapter 11 Cases.

     THIS DISCLOSURE STATEMENT IS THE ONLY DOCUMENT AUTHORIZED BY THE BANKRUPTCY COURT TO BE USED IN CONNECTION WITH THE SOLICITATION OF VOTES ON THE PLAN. No solicitation of votes may be made except after distribution of this Disclosure Statement, and no person has been authorized to distribute any information concerning the Debtors other than the information contained herein.

     CERTAIN OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS BY ITS NATURE FORWARD LOOKING AND CONTAINS ESTIMATES, ASSUMPTIONS AND PROJECTIONS THAT MAY BE MATERIALLY DIFFERENT FROM ACTUAL FUTURE RESULTS. Except with respect to the projections set forth in Appendix C annexed hereto (the "Projections") and
                             ----------
except as otherwise specifically and expressly stated herein, this Disclosure Statement does not reflect any events that may occur subsequent to the date hereof and that may have a material impact on the information contained in this Disclosure Statement. Neither the Debtors nor the Reorganized Debtors intend to update the Projections; thus, the Projections will not reflect the impact of any subsequent events not already accounted for in the assumptions underlying the Projections. Further, the Debtors do not anticipate that any amendments or supplements to this Disclosure Statement will be distributed to reflect such occurrences. Accordingly, the delivery of this Disclosure Statement shall not under any circumstance imply that the information herein is correct or complete as of any time subsequent to the date hereof.

     EXCEPT WHERE SPECIFICALLY NOTED, THE FINANCIAL INFORMATION CONTAINED HEREIN HAS NOT BEEN AUDITED BY A CERTIFIED PUBLIC ACCOUNTING FIRM AND HAS NOT BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

C.   Solicitation Package

     Accompanying this Disclosure Statement are copies of (1) the Plan; (2) the notice of, among other things, the time for submitting Ballots to accept or reject the Plan, the date, time and place of the hearing to consider confirmation of the Plan and related matters, and the time for filing objections to confirmation of the Plan (the "Confirmation Hearing Notice"); and (3) if you are the holder of Claim(s) entitled to vote on the Plan, one or more Ballots (and return envelopes) to be used by you in voting to accept or to reject the Plan.

D.   Voting Procedures, Ballots and Voting Deadline

     After carefully reviewing the Plan, this Disclosure Statement and the detailed instructions accompanying your Ballot, please indicate your acceptance or rejection of the Plan by voting in favor of or against the Plan on the enclosed Ballot. Please complete and sign your original Ballot (copies will not be accepted) and return it in the envelope provided.

     Each Ballot has been coded to reflect the Class of Claims it represents. Accordingly, in voting to accept or reject the Plan, you must use only the coded Ballot or Ballots sent to you with this Disclosure Statement.

     IN ORDER FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE PROPERLY COMPLETED AS SET FORTH ABOVE AND IN ACCORDANCE WITH THE VOTING INSTRUCTIONS ON THE BALLOT AND RECEIVED NO LATER THAN JANUARY 17, 2001, AT 4:00 P.M.
                       --------
     (EASTERN TIME) (THE "VOTING DEADLINE") BY MASTER GRAPHICS, INC., ET AL., c/o ROBERT L. BERGER AND ASSOCIATES, INC., 16161 VENTURA BOULEVARD, PMB 732, ENCINO, CALIFORNIA 91436 (THE "VOTING AGENT"). DO NOT RETURN ANY STOCK CERTIFICATES OR DEBT INSTRUMENTS WITH YOUR BALLOT. Additionally, if you have any questions about (1) the procedure for voting your Claim with respect to the packet of materials that you have received or (2) the amount of your Claim, you should contact the Voting Agent at the address set forth above or by calling (818) 906-8300.

     If you wish to obtain, at your own expense, unless otherwise specifically required by Federal Rule of Bankruptcy Procedure 3017(d), an additional copy of the Plan, this Disclosure Statement, or any appendices or exhibits to such documents, please contact the Voting Agent at the address set forth above.

     FOR FURTHER INFORMATION AND INSTRUCTION ON VOTING TO ACCEPT OR REJECT THE PLAN, SEE ARTICLE XII.
          -----------

E.   Confirmation Hearing and Deadline for Objections to Confirmation

     Pursuant to section 1128 of the Bankruptcy Code and Federal Rule of Bankruptcy Procedure 3017(c), the Bankruptcy Court has scheduled the Confirmation Hearing for January 25, 2001, at 11:00 a.m. (Eastern Time) before the Honorable Peter J. Walsh, United States Bankruptcy Judge, at 824 Market Street, Wilmington, Delaware 19801. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan be filed with the Clerk of the Bankruptcy Court and served so that they are RECEIVED on or before January
                                                 --------
17, 2001, at 4:00 p.m. (Eastern Time) by:

          Counsel for the Debtors

               Skadden, Arps, Slate, Meagher & Flom (Illinois)
               333 West Wacker Drive
               Chicago, Illinois  60606-1285
               Attn:  John Wm. Butler, Jr., Esq.
               George N. Panagakis, Esq.

                       - and -

               Skadden, Arps, Slate, Meagher & Flom LLP
               One Rodney Square
               P.O. Box 636
               Wilmington, Delaware 19899-0636
               Attn:  Mark S. Chehi, Esq.

          United States Trustee

               The Office of the United States Trustee
               601 Walnut Street
               Suite 950 West
               Philadelphia, Pennsylvania  19106
               Attn:  Frank Perch, Esq.

          Counsel for the Creditors' Committee

               Wachtell, Lipton, Rosen & Katz, LLP
               51 West 52nd Street
               New York, New York  10019
               Attn:  Chaim J. Fortgang, Esq.
               Dov Kleiner, Esq.
                         - and -

               Morris Nichols Arsht & Tunnell
               1201 Market Street
               Wilmington, Delaware 19899
               Attn:  Derek Abbott, Esq.

III. HISTORY OF THE DEBTORS

A.   Description of Business

     1.   The General Commercial Printing Market

     The printing industry is one of the largest and most fragmented industries in the United States. The industry's total estimated sales in 1999 were $155.7 billion. These sales were generated by an estimated 49,000 printing companies. The printing industry includes general commercial printing, financial printing, printing and publishing of books, newspapers and periodicals, quick printing, and production of business forms and greeting cards.

     The Debtors focus on providing general commercial printing and related services. This segment of the printing industry, which is comprised of approximately 23,000 general commercial printing companies, generated total revenue of roughly $49.3 billion in 1999.

     The general commercial printing business requires a printer to develop a customer's concept into printable material through the use of design and electronic prepress services. The printer then imprints the printable material onto paper; cuts, folds, and binds the finished product; and finally, stores and distributes the finished product at the customer's direction. Historically, design and prepress services have been performed by advertising agencies, specialty printing services, or the customer. However, because of the decreased cost of, and the technological advancements in, computer-aided design software and hardware, general commercial printing companies are able to offer electronic prepress services to their customers on a more efficient and cost-effective basis.

     The primary printing process used by the general commercial printing industry is offset lithography. In this process, paper is fed into the printing presses utilized in the offset lithography process either sheet by sheet, on sheet-fed presses, or on continuous rolls on web presses. Sheet-fed presses generally are more cost-effective than web presses for jobs of fewer than 50,000 impressions. Sheet-fed presses vary in size and are capable of printing up to 16 pages of letter-sized finished product on a press sheet of 25 by 38 inches with eight pages on each side at speeds of up to 15,000 impressions per hour.

     Web presses generally are used for large printing jobs such as catalogs and magazines. Web presses print on both sides of a continuous roll of paper at the same time. Web presses can print 16-page impressions on a press sheet of 23 by 35 inches at speeds of over 40,000 impressions per hour. They can also fold, glue and perforate a finished product.

     Larger printing companies make extensive use of web presses. These companies specialize in large production runs of over 50,000 copies, generally pursuant to long-term contracts. However, general commercial printing companies such as the Debtors tend to be locally-owned and operated and rely heavily on sheet-fed presses in servicing customers predominately on a job-by-job basis. These companies compete by offering a high level of customer service and rapid turnaround of projects.

     2.   The Debtors' Operations

     The Debtors provide service in all areas of general commercial printing, including (i) the development of a customer's concept into printable material through the use of electronic prepress services; (ii) the use of printing presses to imprint the printable material onto paper; (iii) the cutting, folding, and binding of the finished product; and (iv) the storage and distribution of the final product.

          a.   Design and Prepress Services

     Prepress services include the development of designs for customers and the conversion of designs into digitized images. The Debtors offer commercial prepress services at all of their facilities, enabling each Division to service customers from inception of the concept through delivery of the finished product.

     Historically such design and prepress services were provided by advertising agencies, specialty printing services or by the Debtors' customers from their own in-house processes. However, one of the most significant technological advancements in the general commercial printing industry in recent years has been the computerization of the prepress area. Because of such technological advances and a decrease in the cost of such technology, the Debtors are able to offer design and prepress services to their customers on an efficient and cost-effective basis.

          b.   Printing

     Once a project moves through prepress production, it is transferred to the press area where the image is reproduced on paper. As of the Petition Date, the Debtors operated 77 sheet-fed presses. The Debtors' presses range in size from 11 by 17 inches to 28 by 41 inches, have a color range capable of simultaneously printing up to ten colors, and print up to 15,000 impressions per hour. The Debtors also operated web presses capable of printing up to 40,000 impressions per hour. The web presses are located in six of the Debtors' Divisions.

          c.   Finishing

     The Debtors' finishing operations include cutting, folding, binding and other operations to finish the printed product. Historically general commercial printing companies have outsourced these finishing operations due to the substantial amount of capital investment required for the equipment necessary to perform these tasks. Because some of the companies that the Debtors acquired owned such equipment at the time of acquisition, the Debtors are able to offer finishing operations and provide a completely integrated service from design through fulfillment.

          d.   Fulfillment

     Fulfillment services include a wide range of labor-intensive services that combine, package, store and ship the Debtors' finished products. The fulfillment area also provides electronic tracing services for customer inventory. Large corporations utilize a variety of the Debtors' fulfillment services.

     3.   Customers

     Most of the Debtors' top customers historically have been large companies. Consistent with the general commercial printing industry as a whole, the Debtors have a small percentage of significant long-term contracts with their customers. Due to the project-oriented nature of the Debtors' customers' printing requirements, sales to particular customers may vary significantly from year to year. The Debtors' top ten customers in 1999 accounted for less than 14% of sales, and no single customer accounted for more than 2.5%.

     4.   Sales and Marketing

     The general commercial printing industry is characterized by strong relationships between the purchasers of printing services and the salespeople who service their accounts. The business requires a substantial amount of interaction with customers, including personal sales calls, art work, reviews of color and other proofs, and customer approval of the printed piece while it is being printed. Responsiveness is essential because of the typically short lead time on most general commercial printing jobs. A well-trained, experienced sales force therefore is a vital component of any printing company's operating strategy.

     For these reasons, the Debtors market their services based primarily on quality and responsiveness and, to a lesser degree, on price. As of the Petition Date, the Debtors employed over 150 salespeople across all of their Divisions, a majority of whom were paid on a commission basis.

     5.   Employees

     As of the Petition Date, the Debtors employed approximately 1,900 employees. The majority of the Debtors' employees are hourly wage earners. A small group of employees located at one of the Debtors' Divisions is subject to a collective bargaining agreement. In connection with the Debtors' acquisition of various printing companies the Debtors entered into employment agreements with the former owners of many of the companies. As discussed in more detail below, the Debtors rejected all of those employment agreements during these proceedings.

     6.   Purchasing and Raw Materials

     The Debtors utilize various raw materials in their printing businesses, including paper, prepress supplies, printing plates, ink, film, chemicals, solvents, glue and wire. These materials are purchased from a number of national and local suppliers. Paper is the largest cost item, comprising approximately 26% of revenue for the year ended December 31, 1999. The Debtors do not maintain significant inventories of paper and are generally able to pass the cost of the paper through to their customers. The Debtors have pricing arrangements in place with several paper suppliers that provide for volume-based discounts and rebates.

     7.   Competition

     The Debtors compete with a substantial number of other general commercial printing companies. The major competitive factors are the quality of customer service, the quality of finished products, and price. The Debtors' ability to compete effectively in providing customer service and quality finished products is primarily dependent on production and distribution capabilities, the availability of equipment, and the ability to perform the services with speed and accuracy. Despite certain of the Debtors' difficulties in integrating operations among their Divisions, the Debtors believe they compete effectively in many of these areas. Although the general commercial printing industry in the United States remains highly fragmented, recent technological developments and over capacity in the industry have increased industry consolidation and competitive pressures.

     8.   Plants and Properties

     The Debtors currently lease land and buildings that house their printing operations at several locations throughout the United States. The typical leased facility comprises between 50,000 and 70,000 square feet. Most of these leases are with insiders--individuals or entities controlled by individuals who formerly owned individual printing companies prior to their acquisition by the Debtors and who currently serve as senior management of the Divisions that operate from the leased facilities. The names of these landlords, the city and state where the facilities are located, and the monthly rent charged to the Debtors are listed in Annex 1 attached hereto.
                      -------

     Additionally, the Debtors own the following real properties: (i) a 15,000 square foot facility in Ozark, Missouri; (ii) a 33,000-square-foot facility in Montezuma, Iowa; (iii) a 73,800-square-foot facility in Springdale, Arkansas;
(iv) an 83,400-square-foot facility in Nashville, Tennessee; (v) a 64,000-square-foot facility in Indianapolis, Indiana; and (vi) an 18,000-square-foot facility in Ridgeland, Mississippi.

     9.   Governmental and Environmental Regulation

     The Debtors' manufacturing operations are subject to numerous federal, state and local laws and regulations relating to human health and safety and the environment. These laws and regulations address and regulate, among other matters, wastewater discharge, air quality, the generation, handling, storage, treatment, disposal and transportation of solid and hazardous wastes, and releases of hazardous substances into the environment. In addition, third parties and governmental agencies in some cases have the power under such laws and regulations to require remediation of environmental conditions and, in the case of governmental agencies, to impose fines and penalties. The Debtors make capital expenditures from time to time to stay in compliance with applicable laws and regulations.

     The Debtors have obtained all permits and approvals and filed all registrations required for the conduct of their businesses, except where the failure to obtain any permit or approval or file any registration would not have a material adverse effect on the Debtors' business, financial condition, or results of operations. The Debtors believe that they are in compliance in all material respects with the numerous federal, state and local laws, regulations, permits, and approvals relating to human health and safety and the environment except where noncompliance would not have a material adverse effect on the Debtors' business, financial condition or results of operations.

10.  Financial Results

     Set forth below is selected financial data for the Debtors.


                                                             9 Months Ended         12 Months Ended
                                                              September 30,           December 31,
          (In thousands, except per share amounts)                2000              1999         1998
                                                                  ----              ----         -----
Revenue                                                          $198,537         $ 261,541    $163,277
Gross profit                                                       35,211         $  54,403      41,937
Impairment loss (1)                                                34,544            77,746           0
Operating income (loss)                                           (40,420)          (81,098)     14,054
Net earnings (loss)                                               (66,449)         (105,208)      1,875

Balance Sheet Data (at end of period):
Total assets                                                      134,614         $ 187,439    $207,876
Working capital                                                    (8,140)         (145,812)     47,925
Long-term obligations (2)                                         194,757           207,563     145,147
Redeemable common stock warrants                                    2,200             2,200           0
Redeemable preferred stock                                          1,677             1,580       1,437

(1)  Related primarily to the write-off of goodwill related to acquisitions.
(2)  Classified as liabilities subject to compromise as of September 30, 2000.

B.   Formation of the Debtors

     1.   Overview

     The Debtors were formed in June 1997. Their initial strategy was to be a consolidator in the general commercial printing industry. From June 1997 through July 1999, the Debtors acquired nineteen general commercial printing companies. In the third quarter of 1999, the Debtors closed one division located in Ridgeland, Mississippi and consolidated the operations of two Divisions in Indianapolis, Indiana.

     2.   History of the Acquisitions

     In June 1997, the Debtors acquired all of the outstanding common stock of
(i) Blackwell Lithographers, Inc. located in Ridgeland, Mississippi, and (ii) Lithograph Printing Company of Memphis located in Memphis, Tennessee. In that same month, the Debtors also acquired substantially all of the assets of Sutherland Printing Company with locations in Ozark, Missouri, and Montezuma, Iowa.

     During the next six months through December 1997, the Debtors acquired all of the outstanding common stock of the following three additional general commercial printing companies: (i) The Argus Press, Inc. located in Niles, Illinois; (ii) Phoenix Communications, Inc. located in Atlanta, Georgia; and
(iii) Jones Printing Company, Inc. located in Chattanooga, Tennessee.

     During 1998, the Company acquired another eight general commercial printing businesses, bringing the total number of acquisitions to thirteen. The acquired businesses were: (i) Harperprints, Inc. located in Henderson, North Carolina;
(ii) Hederman Brothers, Inc. located in Ridgeland, Mississippi; (iii) Phillips Litho Company, Inc. located in Springdale, Arkansas; (iv) McQuiddy Printing Company, Inc. located in Nashville, Tennessee; (v) Golden Rule Printing located in Huntsville, Alabama; (vi) The Printing Company located in Indianapolis, Indiana; (vii) Stephenson Incorporated located in Alexandria, Virginia; and
(viii) Technigrafiks, Inc. located in Houston, Texas.

     Finally, during 1999, the Debtors acquired another five printing businesses, primarily by stock purchases. The businesses acquired were (i) Columbia Graphics located in Chicago, Illinois; (ii) Woods Lithographics located in Phoenix,

Arizona; (iii) White Arts, Inc. located in Indianapolis, Indiana; (iv) Eagle Direct, Inc. located in Denver, Colorado; and (v) Thomasson Printing located in Carrolton, Georgia.

     3.    Consideration for the Acquisitions

     The consideration the Debtors paid for these companies was comprised of one or more of the following: (i) cash; (ii) notes to the sellers (the "Seller Notes"); (iii) assumption of indebtedness; (iv) promises of future payments contingent upon earnings (the "Earn-Out Agreements"); (v) warrants and stock options; (vi) employment agreements; and (vii) rent under leases of seller-owned buildings. The Seller Notes, cash, and debt refinanced are summarized in the following table.


                                                          Debt
 Division (1)             Seller Notes     Cash        Refinanced     Consideration
 --------                 -----------      ----        ----------     -------------
Argus Press               $ 3,750,000     $ 8,500,000  $ 2,423,749    $ 14,673,749

Columbia                            0      11,869,603    6,630,397      18,500,000

Eagle Direct                        0       9,131,827    1,868,397      11,000,224

Golden Rule                         0       4,132,810    3,867,190       8,000,000

Harperprints                1,125,000       4,568,875    5,431,125      11,125,000

Hederman                    2,088,985(4)    1,500,000    4,426,282       7,882,834

Jones Printing              1,250,000       2,672,594    2,478,509       6,401,103

Lithograph                  3,750,000       7,433,727     (123,727)     11,060,000

McQuiddy                    1,502,948       5,012,697    3,894,303      10,409,948

Phillips Litho                854,210       8,113,078    6,886,922      15,854,219

Phoenix                     4,621,308(5)    6,633,030    7,482,970      18,737,318

Stephenson                          0       8,109,348   13,890,652      22,000,000

Sutherland                  1,090,000               0    3,978,414       5,068,414

Technigrafiks                       0       8,570,133            0       8,570,133

Thomasson                           0       3,889,000    1,111,000       5,000,000

White Arts (2)                      0               0    4,300,000       4,300,000

TPC (2)                             0       5,544,426            0       5,544,426

Woods (3)                           0       2,820,002    6,724,209       9,544,211
---------                 -----------     -----------  -----------    ------------

Totals                    $20,032,451     $98,501,150  $75,270,168    $193,803,769

____________________
(1) The B&M Division is not included in this table, nor is Blackwell Lithographers. B&M Printing was the initial entity at the time of the Debtors' formation in June 1997. Blackwell Lithographers was closed in 1999.

(2)  White Arts and TPC are now a combined Division.

(3) Original cash outlay has been reduced by $1.8 million currently held in escrow as a year 2000 EBITDA earnout.

(4) At the time the Debtors acquired Hederman, Hederman owed approximately $1.8 million to H. Henry (Hap) Hederman, Jr. and his affiliates pursuant to existing promissory notes. The Seller Notes for Hederman include approximately $1.8 million of notes issued in replacement of such notes.

(5) At the time the Debtors acquired Phoenix Communications, Phoenix Communications owed approximately $3.47 million pursuant to existing promissory notes to the former owners of King Mailing Services, a company it had acquired in 1996. The Seller Note for Phoenix includes approximately $3.47 million of notes issued in replacement of such notes.

     In addition to the foregoing consideration, the Earn-Out Agreements obligate the Debtors to pay certain former owners additional consideration, but only if the Divisions surpass certain cash flow-based targets. The measurement periods under the Earn-Out Agreements range from one to five years. The maximum, quantifiable earn-out potential under the Earn-Out Agreements is $53.45 million. To date, however, very few of the Divisions have achieved the cash flow-based targets. As a consequence, only two former owners have been paid any consideration under the Earn-Out Agreements: (i) the former owners of Harperprints, Inc. ($6.9 million) and (ii) the former owner of Phillips Litho ($923,000).

     Finally, certain owners of the acquired companies also entered into employment agreements with the Debtors, and those former owners who owned the buildings from which they operated their businesses leased those buildings to the Debtors. Although payments under the employment agreements and the leases were not formally characterized by the Debtors or the sellers as purchase price consideration for the acquired companies, the amounts of the payments under the agreements and the leases were negotiated in conjunction with the other forms of purchase price consideration summarized above and, in some instances, the amounts were modified to reflect modifications in the amounts of other forms of consideration.


               IV.  PREPETITION CAPITAL STRUCTURE OF THE DEBTORS

A.   The Senior Credit Facility

     The Debtors are parties to that certain Third Amended and Restated Loan and Security Agreement dated March 15, 1999 (as amended, the "Prepetition Credit Agreement") among General Electric Capital Corporation, as agent ("GE Capital"), Deutsche Financial Services Corporation, as revolving credit agent ("Deutsche"), and TransAmerica Equipment Financial Services Corporation (collectively with GE Capital and Deutsche, the "Prepetition Lenders").

     The facility provided by the Prepetition Credit Agreement originally consisted of (i) Term Loan A in the amount of $30 million; (ii) Term Loan B in the amount of $30 million; and (iii) a revolving credit facility (the "Revolver") in an amount up to $20 million. Term Loan A bears interest, payable monthly, at a floating rate equal to LIBOR plus 3.5% and matures in March 2004. Term Loan B bears interest, payable monthly, at a floating rate equal to LIBOR plus 4.0% and matures in March 2005. The Revolver, which contains certain borrowing base limitations, bears interest at the prime rate for corporate loans published from time to time plus 0.5% and is repayable in full in March 2005.

     In December 1999, the Debtors and the Prepetition Lenders amended the Revolver to provide for an overline amount of $12.5 million (the "Overline Loan"). The Overline Loan bears interest, payable monthly, at a floating rate equal to the prime rate plus 3.5%.

     As of the Petition Date, the Debtors were indebted to the Prepetition Lenders under the Prepetition Credit Agreement in the total amount of approximately $56.8 million, plus accrued interest and applicable costs, expenses, and fees. This amount was comprised of the following components: (i) $15.3 million under the Revolver; (ii) $29 million under Term Loan A and Term Loan B; and (iii) $12.5 million under the Overline Loan.

     The obligations arising under the Prepetition Credit Agreement are secured by liens on, and security interests in, substantially all of the real and personal property assets of Premier Graphics plus a pledge by Master Graphics of all of the issued and outstanding stock of Premier Graphics.

B.   The Senior Notes

     Pursuant to the terms of an Indenture dated December 11, 1998, as amended and supplemented (the "Indenture"), between Premier Graphics and United States Trust Company of New York, as trustee (the "Indenture Trustee"), Premier Graphics issued those certain 11 1/2% Senior Notes due 2005 (the "Senior Notes") in the principal amount of $130 million. The proceeds obtained by Premier Graphics from issuance of the Senior Notes totaled approximately $125.6 million and were used to repay indebtedness incurred in the acquisition of various printing companies, to acquire other printing companies, and in the normal operations of the Debtors' business.

     The Senior Notes are guaranteed by Master Graphics. They bear interest at 11 1/2%, payable semi-annually. They are redeemable, in whole or in part, beginning in December 2002, at a premium of 5.75%, declining to 2.875% in December 2003, and to the face amount in December 2004. Premier Graphics did not pay the semi-annual installment of interest due June 1, 2000, in the amount of $7.475 million. As of the Petition Date, the unpaid principal and interest owed on the Senior Notes totaled $137.475 million.

C.   Seller Notes

     As described above, the Debtors financed the acquisition of certain printing companies by issuing Seller Notes to certain of the sellers. The Seller Notes are unsecured and constitute obligations solely of Master Graphics. As such, the Seller Notes are structurally subordinate in right of payment to all other obligations of Premier Graphics.

     The original face amount of the Seller Notes was approximately $22.1 million. The following table lists the Seller Notes, the seller, the original principal amount of the Seller Notes, and the current principal amount of the Seller Note with respect to each Division. The table also identifies which Seller Notes were amended in connection with issuance of the Senior Notes in December 1998.

                                                        Original        Current
         Division                    Seller            Principal      Principal(1)   Amended(2)
---------------------------  ----------------------  --------------  --------------  ----------
Argus Press                       Allan Bartel       $ 1,875,000     $ 1,450,000        Yes
                                 Joseph Jensen       $ 1,875,000     $ 1,450,000        Yes
Blackwell (closed)               Bill Blackwell      $ 1,000,000     $         0(3)     No
B&M Printing                      Carl Nelson        $   500,000     $         0        No
                                  Jack Gammon        $   600,000     $         0        No
Harperprints                     Michael Harper      $ 1,125,000     $ 1,125,000        No
Hederman Brothers              Hap Hederman, Jr.     $   703,500(4)  $   703,500        Yes
                             H. Henry Hederman, Sr.  $     9,604     $         0        No
                             Hederman Senior Trust   $ 1,200,000     $   900,000        Yes
                             Grandchild Trust No. 1  $    43,448     $         0        No
                             Grandchild Trust No. 2  $    43,448     $         0        No
                                 Gerald Barrick      $    88,984     $         0(5)     No

                                                       Original       Current
         Division                 Seller               Principal      Principal(1)   Amended(2)
         --------                 ------               ----------     ------------   ----------
Jones Printing               Robert Rymer             $    32,895     $         0        No

                             Wendell Burns            $ 1,217,105     $ 1,000,000        No

Lithograph                   Walter McMullen          $ 3,750,000     $ 3,750,000        Yes

McQuiddy                     David L. McQuiddy, Jr.   $ 1,502,948     $ 1,502,948        No

Phillips Litho               Phil Phillips            $   854,210     $   854,210        Yes

Phoenix Comm.                Cary Rosenthal           $   557,750     $   557,750        Yes

                             Joseph Segal             $   957,750 (6) $   557,750        Yes

                             Scott Diamond            $   493,589 (7) $   482,089        No

                             Ross Lenhart             $    11,500     $         0        No

                             Richard Roberts          $    11,500     $         0        No

                             The Cunningham Group     $ 1,599,812     $         0        No

                             Jon Cunningham           $    95,000     $         0        No

                             Segal Services           $   124,000     $   124,000        Yes

                             Mynette Segal            $    70,000     $    70,000        Yes

                             Bernice Alter            $    50,000     $         0        No

                             Mendel Segal             $   259,500     $   259,500        Yes

                             Clyde Powell             $   157,363     $   157,363        Yes

                             Bart Knight              $   233,544     $   233,544        Yes

Sutherland                   Dave Sutherland          $ 1,090,000     $ 1,090,000        Yes
----------                   ---------------          -----------     -----------
Totals                                                $22,132,459     $16,267,654
                                                      ===========     ===========

(1) The Debtors used approximately $4.7 million from the proceeds of the Senior Notes to repay amounts due under the Seller Notes.

(2) In connection with the issuance of the Senior Notes, the Debtors restructured approximately $12.5 million of Seller Notes and related obligations to have the following features: (i) balloon maturity date of June 30, 2006; (ii) monthly interest payments at 12% per annum if paid when due or, if not paid when due, accrued interest at 16% per annum until all accrued interest has been paid; (iii) no restrictive covenants; and (iv) no rights or remedies against Master Graphics until maturity. After September 1999, the Debtors ceased paying interest under the Seller Notes. Since that time, interest therefor has accrued under the Seller Notes at 16% per annum.

(3) The Blackwell Seller Note was repaid in connection with the Blackwell's resignation from the Debtors.

(4) Includes (i) a promissory note in the original principal amount of $607,000 that replaced an existing note owed to Mr. Hederman and (ii) a promissory note in the original principal amount of $96,500.

(5) Mr. Barrick's Seller Note was paid in full in connection with his resignation from the Debtors as part of a confidential settlement negotiated between the Debtors and Mr. Barrick.

(6) Includes (i) a promissory note in the original principal amount of $557,750 and (ii) a promissory note in the original principal amount of $400,000.

(7) Includes (i) a promissory note in the original principal amount of $11,500 and (ii) a promissory note in the original principal amount of $482,089.

D.   Earn-Out Agreements

     As discussed above, in connection with the acquisition of certain printing companies, the Debtors agreed, pursuant to the Earn-Out Agreements, to pay the former owners of such companies cash purchase price consideration contingent upon the companies surpassing certain cash flow-based targets. Although the maximum, quantifiable earn-out potential under the Agreements is $53.45 million, very few of the Divisions have achieved the cash flow-based targets.

E.   Warrant Put Note

     In connection with the financing of the Debtors' acquisition of the Harperprints Division, on March 31, 1998, Master Graphics issued to GE Capital a Common Stock Purchase Warrant and entered into documentation related to the Warrant (collectively, the "Warrant Purchase Agreement"). The Warrant gave GE Capital the right to acquire 220,000 shares of Master Graphics' common stock for an aggregate exercise price of $100.00. Upon the occurrence of certain listed events, the Warrant granted GE Capital the right to require Master Graphics to repurchase the common stock underlying the Warrant for a redemption price equal to the highest of (i) a pro rata share of Master Graphics' book value, (ii) a pro rata share of the appraised value of Master Graphics, or (iii) the current market price of the underlying common stock.

     The Warrant was amended on December 1, 1999 to allow GE Capital to put the common stock underlying the warrant to Master Graphics at any time after the earlier to occur of (i) December 1, 2001, or (ii) upon the occurrence of certain listed events (including a change of control of Master Graphics and a default under the Prepetition Credit Agreement). The amendment to the Warrant also quantified the put price at a minimum of $2.2 million rather than the calculation listed above (the "Put Option").

     On March 17, 2000, GE Capital notified Master Graphics that it was exercising the Put Option to sell to Master Graphics all 220,000 shares of Master Graphics common stock for the stated consideration of $2.2 million. In connection with GE Capital's exercise of the Put Option, on April 3, 2000, Master Graphics issued that certain Demand Promissory Note to GE Capital in the amount of $2.2 million (the "Warrant Put Note"). GE Capital has asserted that Premier Graphics is obligated to satisfy the Warrant Put Note pursuant to the terms of that certain Company Guaranty Agreement executed by Premier Graphics in favor of GE Capital on September 26, 1997 (the "Warrant Put Note Guaranty Agreement"). The Debtors have reserved their rights throughout these Chapter 11 Cases as to the amount, validity, and alleged secured nature of these Claims.

F.   Personal Property Leases

     The Debtors are obligated under various capital leases for certain machinery and equipment that expire at various dates during the next 5 years.
As of December 31, 1999, the gross amount of machinery and equipment and related accumulated amortization recorded under capital leases was approximately $6,892,000 and $712,000, respectively.

     Additionally, on May 10, 1999, Premier Graphics entered into that certain Master Equipment Lease Agreement ("Master Lease") with Heidelberg Print Finance Americas, Inc. ("Heidelberg") under which Premier Graphics agreed to lease from Heidelberg fourteen Heidelberg Speedmaster presses and related equipment. The term of the Master Lease is ten years and expires in June 2010. During these Chapter 11 cases, the Debtors have returned to Heidelberg certain of these presses.

G.   Equity

     1.   Redeemable Preferred Stock

     In March 1998, Master Graphics issued 177,776 shares of Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") to GE Capital. The Preferred Stock carries an annual dividend rate of 5% of its liquidation value, or $12.8125 per share. However, no dividends have been paid to date. Accrued and unpaid dividends were $199,000 as of December 31, 1999.

     The Preferred Stock is convertible into common stock at the holder's option at a ratio of 1 share of common stock for each share of Preferred Stock. The holder may require Master Graphics to redeem the Preferred Stock at the end of seven years at a price effectively equal to the greater of its liquidation preference or the fair value of the underlying common stock on an as-if converted basis. The Preferred Stock was initially recorded at its fair value at the date of issuance--approximately $1.35 million--and has been accreted to its mandatory redemption value. As of May 2000, the redemption value was $2.77 million.

     2.   Common Stock

     In the second quarter of 1998, Master Graphics completed an initial public offering of common stock at $10 per share. From June 10, 1998 until January 21, 2000, Master Graphics' common stock was traded on the NASDAQ National Market. On January 21, 2000, Master Graphics' common stock was delisted from the NASDAQ National Market and is now traded on the OTC Bulletin Board. As such, an established public trading market currently does not exist for the common stock, but a few brokers may make a market from time to time over-the-counter.

     As of the Petition Date, there were 7,923,026 shares of Master Graphics common stock issued and outstanding. As of March 27, 2000, there were 110 shareholders of record. This number does not reflect the number of beneficial owners of the common stock as determined by securities position listings.

     3.   Sellers' Warrants

     Master Graphics issued common stock warrants as part of the consideration given to certain sellers of acquired printing companies. The terms of the warrants were generally the same, stating that the seller would have the ability to exercise his warrant at any time during the ten years subsequent to the initial public offering of Master Graphics' common stock in June 1998. The exercise price was the initial public offering price--$10 per share. The collective number of shares obtainable under the warrants is 1,440,710 shares.

     In connection with the acquisition of the B&M Printing, Master Graphics granted rights to acquire 43,000 shares of common stock to the former owners. As with the other warrants, the exercise price was $10 per share.

     4.   Stock Options

     During 1998, the Debtors adopted the 1998 Equity Compensation Plan, which provides for grants of stock options, stock appreciation rights, and restricted stock to selected employees, officers, directors, consultants, and advisers. The plan, as amended, authorizes the issuance of up to 1.5 million shares of Master Graphics' common stock. As of December 31, 1998, options to purchase 562,699 outstanding shares had been granted to employees of the Debtors. The exercise price for all shares under option was the fair market value on the grant date-- $10 per share. The options vest over three years, and will expire, if unexercised, from five to ten years from the grant date.

     During 1998, the Debtors also adopted the 1998 Non-Employee Director Stock Option Plan, which authorizes the issuance of up to 50,000 shares of common stock. This Plan was amended on June 16, 2000, to authorize the issuance of up to 350,000 shares of common stock. Under this plan, non-employee directors have been granted options covering 162,000 shares of Master Graphics common stock; the options vest over 3 years and may be exercised over the five-year period following the grant.

                     V. CORPORATE STRUCTURE OF THE DEBTORS

A.   Current Corporate Structure

     The only two entities that comprise the Debtors are Master Graphics and Premier Graphics. Master Graphics owns all of the common stock of Premier Graphics.

B.   Boards of Directors

     The following persons comprise the Boards of Directors of both Master Graphics and Premier Graphics:

             Name                         POSITION
             ----                         --------
             Michael B. Bemis             Chairman of the Board and Chief Executive Officer
             Frederick F. Avery           Director
             Edmund L. Brunini, Jr.       Director
             Robert J. Diehl              Director
             Donald L. Hutson             Director

     From the Debtors' inception in June 1997, John P. Miller, the Debtors' founder, served as President, Chief Executive Officer, and Chairman of the Board of Directors. Immediately prior to Master Graphics' initial public offering of its common stock in June 1998, Mr. Miller owned 100% of the Master Graphics Common Stock.

     Effective December 31, 1999, however, Mr. Miller resigned from all positions that he held with the Debtors. All of Mr. Miller's shares of stock in Master Graphics were sold in November and December 1999 to cover margin calls. The Debtors do not believe that Mr. Miller currently owns any shares of Master Graphics' common stock. In addition to Mr. Miller's resignation, Lance T. Fair, formerly the Debtors' Senior Vice President of Acquisitions and Chief Financial Officer, resigned effective December 31, 1999.

     Michael B. Bemis joined the Debtors' Boards as an independent director on January 20, 2000 and thereafter became Chairman on February 3, 2000. The Debtors thereafter promoted Robert J. Diehl, formerly Chief Operating Officer, to the offices of President and Chief Executive Officer. Additionally, P. Melvin Henson, Jr., formerly Chief Accounting Officer, was promoted to the office of Chief Financial Officer. Finally, Donald H. Goldman, formerly Chief Information Officer, was promoted to the roles of Chief Operating Officer and Chief Information Officer.

     Effective June 16, 2000, Mr. Bemis assumed the position of Chief Executive Officer. Mr. Diehl thereafter assumed the position of Executive Vice President of Operations, and Mr. Henson resumed his position as Chief Accounting Officer. Mr. Goldman has terminated his employment with the Debtors. Effective November 16, 2000, Mr. Diehl's employment was terminated by the Debtors.

     Management has continued to operate as a debtor in possession pursuant to sections 1107 and 1108 of the Bankruptcy Code during the Chapter 11 Cases. In addition, the Debtors' management has reviewed all major decisions and actions with the Creditors' Committee (defined below) and has sought approval of material, non-ordinary course and other matters related to the Debtors from the Bankruptcy Court.

                       VI. EVENTS LEADING TO COMMENCEMENT
                            OF THE CHAPTER 11 CASES

     As stated above, the Debtors' initial acquisition strategy was to be a consolidator in the general commercial printing industry by integrating the operations of acquired companies in order to capitalize on cost savings realized by economies of scale and other operational efficiencies.

     However, the Debtors encountered numerous difficulties in achieving these economies and other efficiencies. For instance, the Debtors leased the fourteen Heidelberg Speedmaster presses in an effort to become one of the most technologically-advanced printing suppliers in the country. These presses were installed at nine of the Debtors' Divisions, replacing twenty-seven older presses. However, the simultaneous installation of these presses at 50% of the Divisions significantly disrupted the Debtors' operations. The presses took significantly longer to install than anticipated, and, once they were installed, costs associated with the training cycle were likewise greater than expected.

     The delays and disruption caused by this aggressive capital program had an immediate negative impact on the Debtors' performance. The Divisions' ability to produce printed products was severely impaired. In addition, the delays had a negative impact on the Debtors' order backlog because the ability of the Debtors' sales force to solicit business was limited by the uncertain timing of the press installation and completion of training.

     Similar problems occurred with respect to the Debtors' development of a plan called "Master Central." The objective of the Master Central strategy was to generate incremental capacity utilization of the Debtors' equipment and other fixed assets, both by generating new sales and by coordinating the transfer of production of jobs among the Debtors' various Divisions and thereby driving margin improvement.

     Although the strategy was and remains sound in concept, the Debtors did not successfully implement it. During 1999, for instance, almost 65% of Master Central generated revenue was produced at only three of the Debtors' web press plants. Moreover, certain Master Central jobs replaced jobs that were historically produced at higher margins.

     Similar problems arose with respect to the ISO 9001 certification program. This program approach is based upon the assumption that more and more American companies are consolidating their supplier base--an assumption being born out in the marketplace--and that those suppliers that can guarantee consistent quality of products across the supplier's manufacturing system will be in a better position to participate in the consolidated environment.

     Consistent with this strategy, the Debtors embarked in late 1998 upon a process to gain ISO 9001 certification across their facilities, with the majority of this effort occurring during the 2nd and 3rd quarters of 1999. This process requires the formal documentation of internal work flows and procedures and involves all functional areas. Eight divisions gained certification in 1999. However, the certification process took significant time away from day-to-day operations. Functional teams were required to develop and document the steps involved to complete their jobs. Operators were taken away from their machines or worked overtime; sales representatives were confined to the office and were not in the field; and senior division management was needed to oversee this effort. The Debtors therefore postponed further ISO certification activities until their operations could be stabilized.

     Another problem the Debtors encountered in integrating their operations arose as a result of the fact that each independent acquired company had its own management information and financial reporting system. These systems generally were incompatible with one another and the Debtors were not able to electronically convert data from field systems to the Debtors' corporate system. Moreover, some systems were not year 2000 compliant.

     To remedy the incompatibility issue and year 2000 problems, the Debtors had to select a management information system that could satisfy the needs of a multiple division general commercial printing company and install and implement that system on a division-by-division basis. The Debtors identified a system that would best satisfy the Debtors' needs for a company-wide system because of its programming focus towards the printing industry, the integrated nature of the software, and the installation support being offered by its manufacturer.

     The installation process of the new system began in November 1998. Installation responsibility fell to each Division, with the Debtors' corporate office providing guidance and insight. However, certain Divisions incurred a loss of operating focus after installation as the time required to solve start-up problems took longer than anticipated. The installation and training for the new system was not completed until September 1999, almost a year after commencement of the process.

     The pace of the foregoing initiatives--all of which were implemented simultaneously--caused major disruptions throughout the Debtors' plants. Moreover, despite the Debtors' attempts to achieve cost savings through its corporate management, each Division continued to maintain its own significant corporate staff, including accounting, purchasing, sales, human resources, and related personnel. Sales personnel in turn failed to capitalize on cross-selling opportunities among Divisions, focusing instead on the capacities and limitations of their own Divisions. The Divisions outsourced a significant amount of work, such as specialty binding and coating work, that could have been referred to other Divisions.

     In July 1999, the Debtors' boards of directors determined that it would be in the best interest of Master Graphics' shareholders to engage Donaldson, Lufkin & Jenrette Securities Corporation and Prudential Securities Incorporated to seek strategic alternatives to maximize shareholder value. Senior management spent several weeks assisting in the preparation of an offering memorandum and engaging in discussions and interviews with potential suitors. However, this additional distraction negatively affected 1999 operating results. No strategic transaction resulted from these discussions. The Debtors then determined not to continue to seek strategic alternatives but instead focused all management efforts on operations. As part of this process, the Debtors implemented the senior management changes discussed above.

     As a result of the these operational difficulties, the Debtors were unable to pay a $7.475 million interest payment to holders of the Senior Notes due on June 1, 2000. The Debtors therefore exercised a 30-day grace period under the terms of the Indenture in an effort to explore their strategic alternatives. After commencing negotiations with holders of the Senior Notes and the Prepetition Lenders, the Debtors determined that commencement of these Chapter 11 reorganization proceedings was in the best interests of all stakeholders.
The Debtors therefore filed their petitions shortly after termination of the 30-day grace period on July 7, 2000.


                           VII. THE CHAPTER 11 CASES

A.   Continuation of Business; Stay of Litigation

     On July 7, 2000 (the "Petition Date"), each of Master Graphics and Premier Graphics filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. Since the Petition Date, the Debtors have continued to operate as debtors-in-possession subject to the supervision of the Bankruptcy Court and in accordance with the Bankruptcy Code. The Debtors are authorized to operate their business in the ordinary course of business, with transactions out of the ordinary course of business requiring Bankruptcy Court approval.

     An immediate effect of the filing of the Debtors' bankruptcy petitions was the imposition of the automatic stay under the Bankruptcy Code which, with limited exceptions, enjoined the commencement or continuation of all collection efforts by creditors, the enforcement of liens against property of the Debtors, and the continuation of litigation against the Debtors. This relief provided the Debtors with the "breathing room" necessary to assess and reorganize their business. The automatic stay remains in effect, unless modified by the Bankruptcy Court, until consummation of a plan of reorganization.

B.   Summary of Certain Relief Obtained at the Outset of the Chapter 11 Cases

     1.   First Day Orders

     On July 10, 2000, the Debtors filed several motions seeking the relief provided by certain so-called "first day orders." First day orders are intended to facilitate the transition between a debtor's prepetition and postpetition business operations by approving certain regular business conduct that may not be authorized specifically under the Bankruptcy Code or as to which the Bankruptcy Code requires prior approval by the Bankruptcy Court.

     The first day orders in the Chapter 11 Cases authorized, among other things:

     .    the retention of the following professionals to serve on behalf of the
          Debtors: Skadden, Arps, Slate, Meagher & Flom (Illinois) and its affiliated law practice entities as restructuring counsel to the Debtors; Bass, Berry & Sims, PLC, as special corporate counsel to the Debtors; Lazard Freres & Company, LLC, as restructuring advisors and investment bankers; Carl Marks Consulting Group, LLC, as turnaround management consultants; and Robert L. Berger & Associates, Inc. as noticing and claims agent;

     . the continued retention of professionals regularly employed by the Debtors in the ordinary course of their business;

     . the maintenance of the Debtors' bank accounts and operation of their cash management systems substantially as such systems existed prior to the Petition Date;

     . the payment of employees' accrued prepetition wages and employee benefit claims;

     .    the payment of contractors in satisfaction of liens;

     . the payment of prepetition shipping charges and related possessory liens;

     . the payment of certain prepetition obligations to customers and the continuation of customer programs and practices;

     . the continuation of utility services during the pendency of the Chapter 11 Cases;

     .    the payment of certain prepetition tax claims; and

     .    the joint administration of each of the Debtors' bankruptcy cases.

     2.   Appointment of Creditors' Committee

     On July 21, 2000, the Office of the United States Trustee for the District of Delaware appointed an Official Committee of Unsecured Creditors (the "Committee") pursuant to section 1102 of the Bankruptcy Code to represent the interests of all unsecured creditors in this case. The members of the Committee include (i) the Indenture Trustee for the Senior Notes; (ii) Lehman Brothers, holder of a substantial amount of the Senior Notes; (iii) Dobbs Management Services, holder of a substantial amount of the Senior Notes; (iv) WWF Paper Corporation, a large supplier of printing paper; and (v) Case Paper Company, another large supplier of printing paper.

     The Committee has retained as counsel the law firm of Wachtell, Lipton, Rosen & Katz, LLP located in New York City. Co-counsel to the Committee is the law firm of Morris Nichols Arsht & Tunnell located in Wilmington, Delaware.


C.   Cash Collateral and Financing

     1.   Authorization to Use Cash Collateral

     Cash collateral is defined in the Bankruptcy Code and includes "cash, negotiable instruments, documents of title, securities, deposit accounts, ... other cash equivalents ... and ... proceeds, products, offspring, rents or profits of property subject to a security interest  ...." Under the
Bankruptcy Code, the Debtors are prohibited from using, selling, or leasing cash collateral unless either the appropriate creditor(s) consent or the Bankruptcy Court, after notice and a hearing, authorizes such action.

     The Prepetition Lenders hold liens on, and security interests in, substantially all of the Debtors' real and personal property, including cash held in deposit accounts and proceeds from collections on accounts receivable. As such, certain cash generated from the Debtors' operations constitute the Prepetition Lenders' cash collateral, which the Debtors may not use without their consent or an appropriate order from the Bankruptcy Court.

     On July 7, 2000, the United States District Court for the District of Delaware entered an Emergency Cash Collateral Stipulation and Order pursuant to which the Prepetition Lenders authorized the Debtors to utilize their cash collateral to pay wages and vendors for delivery of goods pending a hearing on a more formal request for use of their cash collateral. On July 10, 2000, the Bankruptcy Court entered an Interim Cash Collateral Stipulation and Order authorizing the Debtors' continued use of the Prepetition Lenders' cash collateral until August 7, 2000. The Debtors' interim authority to use cash collateral was extended to September 12, 2000, at which time the Debtors were authorized to use cash collateral on a final basis.

     2.   Postpetition Financing

     The Debtors rely not only on collections from the operation of their business to pay expenses and related costs but also on borrowings pursuant to lines of credit provided by the Prepetition Lenders. On August 3, 2000, the Debtors therefore obtained authority from the Bankruptcy Court to enter into the DIP Facility with GE Capital, as agent, and the Prepetition Lenders under which the Prepetition Lenders agreed to provide financing to the Debtors in an amount up to $12 million, subject to borrowing base and other limitations. The DIP Facility Order was supplemented on October 3, 2000 and a Final Order with respect thereto was entered on November 9, 2000.

D.   Other Material Relief Obtained During the Chapter 11 Cases

     1.   Employee Retention Program

     One of the factors that led to the Debtors' deteriorating operating performance prior to the Petition Date was an incentive compensation structure that was not based on meaningful performance-based criteria that were designed to motivate employees to produce profitable business.

     As an initial step in remedying this problem, the Debtors sought authority from the Bankruptcy Court to reject all of their employment agreements with every member of management, including all members of corporate senior management and members of management at each of the Divisions.

     With the assistance of human capital advisors from Arthur Andersen, LLP ("Arthur Andersen"), the Debtors also developed a comprehensive employee retention, incentive, and severance plan (the "Employee Incentive Plan") designed to attract and retain key employees during the reorganization process, provide new, performance-based incentives to motivate them during the Chapter 11 cases, and to compensate employees who lost their jobs, other than for cause, as a result of the restructuring of the Debtors' operations.

     Under the terms of the Incentive Plan, the Debtors made payments totaling $685,000 on or about September 30, 2000, as part of the retention bonus component of the program. In order to qualify for the remaining payment under this component of the program, employees will have to remain in the Debtors' employ until the earlier of March 31, 2000, or confirmation of a plan of reorganization.

     Certain key Division managers and sales people and other personnel also will be entitled to incentive compensation under the Employee Incentive Plan assuming that their Division earnings before interest, taxes, depreciation, amortization, and restructuring costs ("EBITDAR") exceed certain targets established by the Debtors in consultation with the Committee. All incentive compensation payments will be awarded thirty days after the conclusion of each six-month performance period beginning with the performance period commencing on July 1, 2000. Thus, the first payment under the program is payable on January 31, 2001. Although it is difficult to estimate the total amount of payments that could be made as incentive compensation, all such compensation is self-funded in that the payments are a function of percentages of EBITDAR performance over EBITDAR targets. Thus, the better the Divisions perform, the more that key employees can earn. If the Divisions do not meet their targets, then payments will be limited accordingly.

     In connection with the Debtors' identification of the Non-Core Divisions (as defined and discussed below), the scope of the Employee Incentive Plan has been modified with respect to employees of the Non-Core Divisions.

     2.   Critical Vendors

     The Debtors' ability to continue to be awarded printing jobs by, and sell printing jobs to, their customers depends upon the uninterrupted flow of a handful of obvious, yet very important supplies: paper, ink, binding materials, glue, and related products. Given the nature of the Debtors' general commercial printing business, these goods and services are integrally intertwined with the products and services that the Debtors in turn provide to their customers. The Debtors therefore believe that absent timely payment to the vendors of these supplies, the Debtors' operations would be severely damaged, perhaps beyond repair.

     In recognition of these facts, the Debtors obtained from the Bankruptcy Court authority to pay the prepetition claims of certain critical vendors, provided that such vendors extend normalized trade credit to the Debtors postpetition. In particular, the Debtors obtained authority to pay three categories of key vendors. The first category includes those large vendors that supply several of the Divisions with critical supplies (the "Company-Wide Critical Vendors"). These Company-Wide Critical Vendors include Unisource, Westvaco Corporation, Pitman Company, Athens Paper Co., WWF Paper, Mac Papers, Inc., and Flint Ink Corporation. The prepetition claims of the Company-Wide Critical Vendors were approximately $5.6 million.

     The second category of critical vendors includes twenty-two vendors required by certain of the Debtors' large customers to provide particular types of paper or other supplies in the production of their printing jobs (the "Customer-Specific Critical Vendors"). The Customer-Specific Critical Vendors' claims collectively totaled between $432,000 and $456,000 per month prior to the Petition Date. However, the customers requiring use of these Vendors generated sales of almost $12 million for the first five months of 2000.

     The final category of critical vendors includes roughly two hundred regional suppliers of paper, ink, specialty services, and specialty labor shops utilized by various divisions in satisfying their needs (the "Division-Specific Critical Vendors"). The typical monthly purchases from the Division-Specific Critical Vendors aggregate $1.8 million per month, or roughly $9,500 per vendor.

     In all, the authority obtained by the Debtors, with the support of the Committee, allowed the Debtors to pay up to $7.88 million in prepetition critical vendor claims. This authority proved invaluable in the Debtors' ability to obtain normalized trade terms from their vendors and to stabilize relations with their suppliers.

     3.   Sales of Certain Divisions

     As discussed below in Article VII.F, the Debtors have developed a business
                           -------------
plan that contemplates the sale of certain of their operating Divisions and application of the proceeds of such sales to the secured indebtedness owed to the Prepetition Lenders and to the claims held by other holders of liens on such property. As of December 19, 2000, the Debtors had received offers for each of the Non-Core Divisions and have accepted firm offers to purchase three of their Non-Core Divisions; these transactions have been approved by the Bankruptcy Court. The offers were tendered by former owners of those Divisions and/or persons affiliated with those persons. The Debtors anticipate closing on these transactions by January 15, 2001. The terms of each sale are discussed below.

          a.   Hederman Brothers

     On November 2, 2000, the Debtors filed a motion with the Bankruptcy Court requesting authority to approve a sale of the Hederman Brothers Division ("Hederman"), located in Ridgeland, Mississippi, to H. Henry (Hap) Henderman, Jr., the current president of the Division, former owner of Hederman prior to its acquisition by the Debtors, and former board member of the Debtors. The purchase price is equal to the sum of (a) $2.66 million; plus (b) the book
                                                         ----
value, as of the closing date, of the inventory; plus (c) any prepaid rent on a
                                                 ----
prorated basis for the month in which closing occurs; less (d) the dollar value
                                                      ----
of postpetition trade payables of Premier Graphics assumed by the purchaser; less (e) cure and reinstatement costs of Premier Graphics with respect to
----
executory contracts and unexpired leases assumed by the purchaser. The Debtors will retain the right to the accounts receivable, estimated to be approximately $1.5 million as of September 30, 2000. Additionally, for a period of ninety (90) days following the closing, the purchaser shall use commercially reasonable efforts to collect accounts receivable that were created by Hederman before the closing and that have been outstanding less than ninety (90) days and remit the amount collected, less a 5% collection fee, to the Debtors. As part of the sale, the Debtors and the purchaser shall execute mutual releases of any and all claims they may have against each other. On December 19, 2000, the Bankruptcy Court entered an order approving the sale and the releases.

          b.   Columbia Graphics

     On December 5, 2000, the Debtors filed a notice of their intent to sell substantially all the assets, other than accounts receivable, of their Columbia Graphics Division located in Chicago, Illinois, to Columbia Graphics, LLC, for an amount equal to the sum of (a) $4,238,300 for the fixed assets; plus (b) the
                                                                   ----
book value of Columbia Graphics' raw materials, inventory, work-in-process and finished goods as of the closing ($1,524,366 as of September 30, 2000); less (c)
                                                                        ----
Columbia Graphics' postpetition trade payables (approximately $364,000 as of September 30, 2000) to the extent such amounts are assumed liabilities; less (d)
                                                                        ----
Columbia Graphics' accrued but unpaid postpetition liabilities with respect to contracts elected to be assumed by the purchaser; less (e) Columbia Graphics'
                                                  ----
accrued but unpaid postpetition liabilities for the cumulative amount of vacation pay, pension benefits, and other employee benefits. Additionally, for a period of ninety (90) days following the closing, the purchaser shall use commercially reasonable efforts to collect accounts receivable created by Columbia Graphics before the closing that have been outstanding less than ninety
(90) days and remit the amount collected, less a 5% collection fee, to the Debtors. As part of the sale, the Debtors and the purchaser shall execute mutual releases of any and all claims they may have against each other. On December 19, 2000, the Bankruptcy Court entered an order approving the sale and the releases.

          c.   EagleDirect.com

     On December 5, 2000, the Debtors filed a notice of their intent to sell substantially all the assets of their EagleDirect.com Division located in Denver, Colorado, to Forum4Print, Inc. The sale based on the Debtors' September 30, 2000, balance sheet, would provide consideration of (a) cash at closing in the amount of $3,108,053; plus (b) the assumption of prepetition and
                          ----
postpetition customer prepaid postage and shipping deposits in the amount of $1,068,271, for a total consideration of $4,176,324. The purchase price is based upon estimates of the amounts and values of receivables, deposits, and fixed assets which will be adjusted as of the closing date. The purchase price therefore may be adjusted if and to the extent such estimates change as of the closing. On December 19, 2000, the Bankruptcy Court entered an order approving the sale and the releases.

          d.   Stephenson Printing

     The Debtors have received offers to purchase substantially all the assets of their Stephenson Printing Division located in Alexandria, Virginia. Certain of these offers have been made by George W. Stephenson, the current president of the Division and former owner of Stephenson Printing prior to its acquisition by the Debtors. As of December 19, 2000, the Debtors were continuing discussions and negotiations with Mr. Stephenson and other bidders. If the Debtors and any bidder succeeded in negotiating terms for an acceptable transaction, the Debtors anticipate closing the sale as soon as practicable. There is no assurance, however, that an offer will be submitted that is acceptable to the Debtors, in which case the Stephenson Printing Division will be liquidated.

     4.   Closure of Technigrafiks

     On September 12, 2000, the Debtors obtained authority from the Bankruptcy Court to cease all business operations at its Technigrafiks facility located in Houston, Texas, and to windup Technigrafiks' affairs. This relief was necessary because Technigrafiks' operations had deteriorated to a point where it was no longer a viable enterprise, despite the Debtors' extensive efforts to rehabilitate the business and sell it as a going concern. The Debtors rejected a lease of a Heidelberg Speedmaster press utilized at the Technigrafiks facility, rejected the lease of nonresidential real property utilized to operate the plant, transferred owned equipment from the facility to one of the Debtors' other Divisions, and currently are in the process of collecting Technigrafiks' outstanding accounts receivable.

E.   Summary of Claims Process, Bar Date, and Claims Filed

     1.   Schedules and Statements of Financial Affairs

     On August 21, 2000, each of the Debtors filed its Schedules of Assets and Liabilities and Statements of Financial Affairs (collectively, the "Schedules and Statements") with the Bankruptcy Court. The Schedules and Statements were amended on September 29, 2000, and October 13, 2000. Among other things, the Schedules and Statements set forth the Claims of known creditors against the Debtors as of the Petition Date based upon the Debtors' books and records. These Claims are summarized below and do not include amounts represented by guaranties.

----------------------------------------------------------------------------------------------
                                                               CLAIMS
                                    ----------------------------------------------------------
             DEBTOR                       SECURED              PRIORITY            UNSECURED
----------------------------------------------------------------------------------------------
Master Graphics Inc.                   $          0                   $ 0       $  19,800,000
----------------------------------------------------------------------------------------------
Premier Graphics Inc.                  $ 59,731,000                   $ 0       $ 156,839,203
----------------------------------------------------------------------------------------------
                             TOTAL:    $ 59,731,000                   $ 0       $ 176,639,203
----------------------------------------------------------------------------------------------


     2.   Claims Bar Date

     On September 12, 2000, the Bankruptcy Court entered an Order (the "Bar Date Order") establishing the general deadline for filing proofs of claim against the Debtors (the "Bar Date"). The deadline established by the Bankruptcy Court was November 17, 2000, for Claims except Claims of governmental units for which the deadline is, in accordance with section 502(b)(9) of the Bankruptcy Code, January 6, 2001 and for Claims based on the rejection of executory contracts and unexpired leases as to which the bar date is the later of (i) November 17, 2000,
(ii) 30 days after rejection, or (iii) such other date as may be set forth in the order approving a rejection. The Debtors' claims and notice agent provided notice of the Bar Date by mailing: (i) a notice of the Bar Date; (ii) a proof of claim form to each person listed in the Schedules; and (iii) statements which indicated whether the Claim of each recipient was listed in the Schedules and Statements as either unliquidated, contingent and/or disputed.

     3.   Proofs of Claim and Other Claims

     Approximately 1,200 proofs of claim have been filed against the Debtors. Secured Claims filed against Premier Graphics aggregate approximately $61 million and Unsecured Claims against Premier Graphics aggregate approximately $165 million. Secured Claims and Unsecured Claims against Master Graphics, not including Claims based on guaranties, aggregate $2.6 million and $31 million, respectively. In addition, numerous Claims were asserted by various alleged creditors in unliquidated amounts. The Debtors believe that numerous other claims that have been asserted or threatened to be asserted are without merit and intend to object to all such claims. There can be no assurance that the Debtors will be successful in contesting any of such Claims.

F.   Development and Summary of the Business Plan

     Because of the Debtors' inability to integrate effectively their operating Divisions, the Debtors retained the management consulting firm of Carl Marks Consulting Group, LLC ("Carl Marks") to assist the Debtors in developing a more unified and profitable business structure. Carl Marks is one of the oldest crisis and turnaround management consulting firms in the country with extensive experience in assisting distressed companies such as the Debtors in restructuring their operations.

     Carl Marks conducted an extensive investigation of all aspects of the Debtors' operations before developing recommendations for the Debtors to consider in restructuring their business. Carl Marks personnel visited all of the Debtors' operating plants, interviewed key employees, including officers, of the Debtors at every Division, and conducted several meetings of Division and corporate leadership where Carl Marks personnel solicited input about the problems that have plagued the Debtors' operations and how they could be resolved.

     Carl Marks identified numerous operational weaknesses in the Debtors' business. For instance, each Division maintained separate, duplicative departments for normal business operations, including accounting, purchasing, and human resources departments. The decision-making process was exceptionally decentralized, with each Division acting autonomously with respect to inventory, payroll, and other expenditures. There was a lack of significant cooperation and communication among Division presidents. Sales personnel focused on their particular Divisions without regard to cross-selling opportunities among Divisions. Capital projects, including the leases of the Heidelberg equipment, had been poorly implemented resulting in an adverse impact upon operations and customer relations.

     Based upon these and numerous other observations, Carl Marks suggested to the Debtors that a restructuring of the Debtors' operations should include the consolidation of certain normal business functions; more centralized decision-making with respect to purchasing of printing supplies; education of Division management and sales personnel regarding each Division's printing capacities in order to maximize cross-selling opportunities; the improved utilization of equipment by transferring jobs from Divisions operating at full capacity to those whose equipment is underutilized; the sale or return of certain owned and leased equipment; the aggressive marketing of the Debtors' large stable of established customers to obtain a larger share of their printing business, much of which is dispersed among numerous printing companies; and the reduction in the amount of work out-sourced, thereby increasing the amount of work retained among the Divisions.

     Based upon these and other recommendations, the Debtors have determined to restructure their operations around a core group of 11 of their current 17 Divisions. These Divisions (the "Core Divisions") are Argus Press, B&M Printing, Golden Rule Printing, Harperprints, Jones Printing, Lithograph Printing, McQuiddy Printing, Sutherland Printing, Thomasson Printing, White Arts/TPC, and Woods Lithographs. The Core Divisions will comprise the business of the Reorganized Debtors because of their historically positive operating performance and because the Debtors believe, based on their business judgment, that they will continue to generate positive results in the future. As indicated in the Projections attached hereto as Appendix C, the annual revenues of the Core
                               ----------
Divisions are expected to be in the range of $168 million for 2001, with projected 2001 EBITDA of roughly $12 million.

     The remaining Divisions (the "Non-Core Divisions") include Columbia Graphics, EagleDirect, Hederman Brothers, Phillips Litho, Phoenix Communications, and Stephenson Printing. These Divisions historically have underperformed relative to the Core Divisions. Based upon this and other factors, the Debtors believe it is unlikely that the operations of the Non-Core Divisions can be rehabilitated or their performance improved. The Debtors therefore obtained approval from the Bankruptcy Court to sell the Non-Core Divisions as going concerns, combine one or more of the Non-Core Divisions with a Core Division, or cease operations and promptly liquidate the Non-Core Divisions. As described above in Article VII.D.3., the Debtors anticipate
                                  ----------------
closing on sales of Columbia Graphics, EagleDirect, and Hederman Brothers on or about January 15, 2001. The Debtors continue to pursue other potential purchasers of Phillips Litho, Phoenix Communications, and Stephenson Printing either as going concerns or through liquidation.

     The estimated proceeds from the sales of Columbia Graphics, EagleDirect, and Hederman Brothers, plus the estimated proceeds from the anticipated dispositions of Phillips Litho, Phoenix Communications, and Stephenson Printing is approximately $31 million, net of liquidation costs, all of which will be applied to reduce the secured indebtedness owed to the Prepetition Lenders. As of the Petition Date, the secured indebtedness was approximately $56.8 million. After application to this indebtedness of the estimated sales proceeds from the Non-Core Divisions, the remaining secured indebtedness will be roughly $25.8. The Debtors anticipate that the process of disposing of the Non-Core Divisions will be substantially complete by June 2001. The Debtors have reserved their right to re-designate Core and Non-Core Divisions and to sell Core Divisions in the event appropriate offers acceptable to the Debtors are received.

     The reduction in secured indebtedness is necessary to meet the Reorganized Debtors' projected debt-carrying capacity. As indicated in the Projections attached as Appendix C, the Debtors believe that their projected EBITDA will be
            ----------
able to support the reduced indebtedness contemplated by the Business Plan. Indeed, the Business Plan and this Plan of Reorganization contemplate elimination of approximately $160 million in secured and unsecured indebtedness through sales of the Non-Core Divisions and conversion of substantially all of the $130 million in Senior Notes into equity of New Holding Company.

     Moreover, one of the potential upsides to this Plan is the prospect of retaining a portion of the revenues historically generated by the Non-Core Divisions. The Debtors are attempting to capture a portion of these revenues by entering into new contracts with key sales personnel from the Non-Core Divisions. These personnel will either be relocated to Core Divisions or moved into satellite offices in their current geographic locales. The Business Plan contemplates the Reorganized Debtors capturing roughly $11.5 million in revenue from the Non-Core Divisions, generating additional EBITDA of $1.15 million for 2001.

     On November 1, 2000, the Debtors filed a motion (the "Core/Non-Core Motion") with the Bankruptcy Court requesting authority to designate certain of the Divisions as Core Divisions to be restructured pursuant to the Plan, and to designate the remaining Divisions as Non-Core to be either sold as going concerns, combined with other divisions, or liquidated. The Bankruptcy Court entered an order on November 21, 2000, granting the Core/Non-Core Motion. As part of that order, the Debtors were granted authority to implement a transition incentive compensation plan (the "Transition Compensation Plan") for employees of the Non-Core Divisions. The Plan contemplates incentive-based pay to certain key employees including Division presidents and certain key salespeople, designed to motivate such employees to stay with the Debtors during the sales and wind-up process. In particular, the Plan contemplates paying salespeople additional commissions in order to entice such personnel to continue working with the Core Divisions after conclusion of these reorganization proceedings.

                 VIII.     SUMMARY OF THE REORGANIZATION PLAN

     THIS SECTION PROVIDES A SUMMARY OF THE STRUCTURE, CLASSIFICATION, TREATMENT AND IMPLEMENTATION OF THE PLAN AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN, WHICH ACCOMPANIES THIS DISCLOSURE STATEMENT, AND TO THE EXHIBITS AND SCHEDULES ATTACHED THERETO.

     ALTHOUGH THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT INCLUDE SUMMARIES OF THE PROVISIONS CONTAINED IN THE PLAN AND IN DOCUMENTS REFERRED TO THEREIN, THIS DISCLOSURE STATEMENT DOES NOT PURPORT TO BE A PRECISE OR COMPLETE STATEMENT OF ALL THE TERMS AND PROVISIONS OF THE PLAN OR DOCUMENTS REFERRED TO THEREIN, AND REFERENCE IS MADE TO THE PLAN AND TO SUCH DOCUMENTS FOR THE FULL AND COMPLETE STATEMENTS OF SUCH TERMS AND PROVISIONS.

     THE PLAN ITSELF AND THE DOCUMENTS REFERRED TO THEREIN WILL CONTROL THE TREATMENT OF CREDITORS AND EQUITY SECURITY HOLDERS UNDER THE PLAN AND WILL, UPON THE EFFECTIVE DATE, BE BINDING UPON HOLDERS OF CLAIMS AGAINST, AND INTERESTS IN, THE DEBTORS, THE REORGANIZED DEBTORS, AND OTHER PARTIES IN INTEREST.

A.   Overall Structure of the Plan

     Shortly after filing for relief under Chapter 11 of the Bankruptcy Code, the Debtors focused on the formulation of a plan of reorganization that would enable them to reorganize and emerge quickly from Chapter 11 in order to preserve their value as a going concern. The Debtors recognize that, in the competitive industry in which they operate, a lengthy and uncertain Chapter 11 case would detrimentally affect the confidence in the Debtors by their vendors and employees, further impair their financial condition, and dim the prospects for a successful reorganization.

     The Plan constitutes a separate plan of reorganization for each of the Debtors. Accordingly, the voting and other confirmation requirements of the Bankruptcy Code must be satisfied for each of the Debtors. Under the Plan, Claims against, and Interests in, each of the Debtors are divided into Classes according to their relative seniority and other criteria.

     If the Plan is confirmed by the Bankruptcy Court and consummated, (1) the Claims in certain Classes will be reinstated or modified and will receive distributions equal to the full amount of such Claims, (2) the Claims in other Classes will be modified and will receive distributions constituting a partial recovery on such Claims, and (3) in the case of Interests, will receive no distribution. On the Effective Date and at certain times thereafter, the Reorganized Debtors will distribute Cash, securities and other property in respect of certain Classes of Claims as provided in the Plan. The Classes of Claims against the Debtors created under the Plan, the treatment of those Classes under the Plan, and the securities and other property to be distributed under the Plan are described below.

     The terms of the Plan are based upon, among other things, the Debtors' assessment of their ability to achieve the goals of the Business Plan, make the distributions contemplated under the Plan, and pay their continuing obligations in the ordinary course of the Reorganized Debtors' businesses. Following consummation of the Plan, the Reorganized Debtors will operate their businesses with a reduced level of indebtedness and operating expenses.

B.   Classification and Treatment of Claims and Interests

     Section 1122 of the Bankruptcy Code requires that a plan of reorganization classify the claims of a debtor's creditors and the interests of its equity holders. The Bankruptcy Code also provides that, except for certain claims classified for administrative convenience, a plan of reorganization may place a claim of a creditor or an interest of an equity holder in a particular class only if such claim or interest is substantially similar to the other claims of such class.

     The Bankruptcy Code also requires that a plan of reorganization provide the same treatment for each claim or interest of a particular class unless the holder of a particular claim or interest agrees to a less favorable treatment of its claim or interest. The Debtors believe that the Plan complies with such standard. If the Bankruptcy Court finds otherwise, it could deny confirmation of the Plan if the holders of Claims and Interests affected do not consent to the treatment afforded them under the Plan.

     The Debtors believe that they have classified all Claims and Interests in compliance with the requirements of section 1122 of the Bankruptcy Code. If a Creditor or Interest holder challenges such classification of Claims or Interests and the Bankruptcy Court finds that a different classification is required for the Plan to be confirmed, the Debtors, to the extent permitted by the Bankruptcy Court, intend to make such reasonable modifications to the classifications of Claims or Interests under the Plan to provide for whatever classification might be required by the Bankruptcy Court for confirmation. EXCEPT TO THE EXTENT THAT SUCH MODIFICATION OF CLASSIFICATION ADVERSELY AFFECTS THE TREATMENT OF A HOLDER OF A CLAIM OR INTEREST AND REQUIRES RESOLICITATION, ACCEPTANCE OF THE PLAN BY ANY HOLDER OF A CLAIM PURSUANT TO THIS SOLICITATION WILL BE DEEMED TO BE A CONSENT TO THE PLAN'S TREATMENT OF SUCH HOLDER OF A CLAIM REGARDLESS OF THE CLASS AS TO WHICH SUCH HOLDER ULTIMATELY IS DEEMED TO BE A MEMBER.

     As stated above, the Plan is comprised of individual Plans proposed separately by each of the Debtors. The discussion below summarizes the classification scheme with respect to each Debtor.

     1.   Treatment of Unclassified Claims Under the Plan

          a.   Administrative Claims Generally

     Administrative Claims consist of the costs and expenses of the administration of the Chapter 11 Cases incurred by the Debtors. Such costs and expenses may include with respect to a particular Debtor, but are not limited to, Claims arising under the DIP Facility, the cost of operating the business since the Petition Date, the outstanding unpaid fees and expenses of the professionals retained by the Debtors and the Creditors' Committee as approved by the Bankruptcy Court, and the payments necessary to cure prepetition defaults on unexpired leases and executory contracts that are being assumed under the Plan. All payments to professionals in connection with the Chapter 11 Cases for compensation and reimbursement of expenses and all payments to reimburse expenses of members of the Creditors' Committee will be made in accordance with the procedures established by the Bankruptcy Code and the Bankruptcy Rules and are subject to approval of the Bankruptcy Court as being reasonable.

     On, or as soon as reasonably practicable after, the later of (i) the Effective Date, or (ii) the date on which an Administrative Claim becomes an Allowed Administrative claim, each holder of an Allowed Administrative Claim shall receive, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Administrative Claim, (i) Cash equal to the unpaid portion of such Allowed Administrative Claim, (ii) such other treatment as to which the relevant Debtor and such Claim holder shall have agreed upon in writing or (iii) as otherwise may be provided under applicable law; provided, however, that Allowed Administrative Claims against a Debtor with respect to liabilities incurred in the ordinary course of business during the Chapter 11 Cases shall be paid in the ordinary course of business in accordance with the terms and conditions of any agreements relating thereto.

          b.   Priority Tax Claims Generally

     Priority Tax Claims against a Debtor are those tax Claims against such Debtor entitled to priority pursuant to section 507(a)(8) of the Bankruptcy Code. On, or as soon as reasonably practicable after, the later of (i) the Effective Date, or (ii) the date on which a Priority Tax Claim becomes an Allowed Priority Tax Claim, each holder of an Allowed Priority Tax Claim against a Debtor shall receive in full satisfaction, settlement, release and discharge of, and in exchange for, such Allowed Priority Tax Claim, at the sole option of the relevant Debtor, (i) equal Cash payments made on the last Business Day of every three-month period following the Effective Date, over a period not exceeding six years after the assessment of the tax on which such Claim is based, totaling the principal amount of such Claim plus simple interest on any outstanding balance from the Effective Date calculated at the interest rate available on ninety (90) day United States Treasuries on the Effective Date,
(ii) such other treatment agreed to by the Allowed Priority Tax Claim holder and the applicable Debtor or Reorganized Debtor, provided, however, that such treatment is on more favorable terms to the applicable Debtor than the treatment set forth in clause (i) hereof, or (iii) payment in full; provided, further, however, that any Priority Tax Claim that is not an Allowed Claim, including any Allowed Priority Tax Claim not due and owing on the Effective Date will be paid in accordance with this section when such Claim becomes due and owing.

     2.   Treatment of Classified Claims Against Premier Graphics

          a.   Unimpaired Classes of Claims Against Premier Graphics

               (i)  Class P-3 (Other Secured Claims)

     Class P-3 consists of all Other Secured Claims against Premier Graphics.
An Other Secured Claim is a Claim, other than a Claim owed to the Prepetition Lenders, that is secured by a lien on property in which a Debtor's Estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, but only to the extent of the value of the Claim holder's interest in the applicable Estate's interest in such property or to the extent of the amount subject to setoff, as applicable. Other Secured Claims also include obligations under capital leases. The Debtors have a number of capital leases with various entities that lease the Debtors equipment used in their printing business. The Debtors anticipate assuming certain of these leases under the Plan. Other leases will be rejected.

     The legal, equitable and contractual rights of the holders of Allowed Other Secured Claims, including lessors under capital leases against Premier Graphics that may be rejected, are unaltered by the Plan. Thus, on, or as soon as reasonably practicable after, the later of (i) the Effective Date, or (ii) the date on which such Other Secured Claim becomes an Allowed Other Secured Claim, each holder of an Allowed Other Secured Claim against Premier Graphics shall receive, in full satisfaction, settlement and release of, and in exchange for, such Allowed Other Secured Claim, at the election of Premier

Graphics or New Operating Company, (i) Cash equal to the amount of such Allowed Other Secured Claim; (ii) such other less favorable treatment as to which Premier Graphics or New Operating Company and the holder of such Allowed Other Secured Claim shall agree upon in writing; or (iii) such other treatment that will not impair the holder of such Allowed Other Secured Claim pursuant to
Section 1124 of the Bankruptcy Code; provided, however, that any Allowed Other Secured Claim that is not an Allowed Claim on the Effective Date, including any Allowed Other Secured Claim not due and owing on the Effective Date will be paid in accordance with this section if and when such Claim becomes Allowed or is due and owing. Any default that existed with respect to any Other Secured Claim immediately prior to the Petition Date shall be deemed cured upon the Effective Date.

               (ii) Class P-4 (Other Priority Claims)

     Class P-4 consists of Claims against Premier Graphics that are entitled to priority under section 507(a) of the Bankruptcy Code, other than Administrative Claims and Priority Tax Claims. These Claims include primarily Claims of employees for prepetition wages, salaries, and benefits. The Debtors received authority from the Bankruptcy Court at the commencement of the Chapter 11 Cases to pay such Claims in the ordinary course of the Debtors' business. The Debtors therefore do not anticipate a significant amount of Other Priority Claims. The Debtors believe that the amount of Other Priority Claims will not exceed the Reorganized Debtors' ability to pay such Claims as described below.

     The legal and equitable rights of the holders of Other Priority Claims against Premier Graphics are unaltered by the Plan. Thus, on, or as soon as reasonably practicable after, the later of (i) the Effective Date, or (ii) the date on which such Other Priority Claim becomes an Allowed Other Priority Claim, each holder of an Allowed Other Priority Claim shall receive, in full satisfaction, settlement and release of, and in exchange for, such Allowed Other Priority Claim, at the election of Premier Graphics or New Operating Company,
(i) Cash equal to the amount of such Allowed Other Priority Claim; (ii) such other less favorable treatment as to which the Premier Graphics or New Operating Company and the holder of such Allowed Other Priority Claim have agreed upon in writing; or (iii) such Claim will be otherwise treated in any other manner such that it will not be impaired pursuant to section 1124 of the Bankruptcy Code; provided, however, that any Allowed Other Priority Claim that is not an Allowed Claim on the Effective Date, including any Allowed Other Priority Claim not due and owing on the Effective Date will be paid in accordance with this section when such Claim becomes due and owing. Any default with respect to any Other Priority Claim that existed immediately prior to the Petition Date will be deemed cured on the Effective Date.

          b.   Impaired Classes of Claims and Interests Against Premier Graphics

               (i)  P-1 (Secured Lender Claims)

     The Secured Lender Claims include the Claims of the Prepetition Lenders under the Prepetition Credit Agreement, including Claims for principal, accrued but unpaid interest through the Effective Date, and fees and expenses incurred by the Prepetition Lenders. While currently classified as impaired, to the extent that the holders of Class P-1 Secured Lender Claims receive Cash in full satisfaction of the Allowed amount of their Claims on the later of the Effective Date or the date that such Claims are Allowed, the Class P-1 Secured Lender Claims are unimpaired.

     On, or as soon as reasonably practicable after, the later of (i) the Effective Date, or (ii) the date on which the Secured Lender Claims against Premier Graphics become Allowed Secured Lender Claims, the Prepetition Lenders shall receive, in full satisfaction, settlement, release and discharge of, and in exchange for, the Secured Lender Claims against Premier Graphics, (i) Cash, up to the full amount of the Allowed Secured Lender Claims against Premier Graphics, from the proceeds of the Exit Facility, other than proceeds required by the Reorganized Debtors for working capital and other purposes, and (ii) to the extent such proceeds from the Exit Facility are not sufficient to pay the Allowed Secured Lender Claims in full, Cash to be realized from the Net Proceeds of the Non-Core Assets that comprise Collateral of the Secured Lenders up to the remaining unpaid amount of the Allowed Secured Lender Claims. The Exit Facility is described below.

               (ii)      P-2 (Warrant Put Note Guaranty Agreement Claim)

     As described above, Master Graphics issued to GE Capital the Warrant Put
Note in the face amount of $2.2 million. Premier Graphics guaranteed the obligations of Master Graphics under the Warrant Put Note pursuant to the terms of that certain Warrant Put Note Guaranty Agreement. Class P-2 consists of Premier Graphics' guarantee obligations under the terms of the Guaranty Agreement. Under the Plan, Premier Graphics will issue to GE Capital, in full satisfaction, settlement, release, and discharge of, and in exchange for, the Warrant Put Note Guaranty Agreement Claims, the New Warrant Put Note Guaranty Agreement that will guarantee the obligations of New Holding Company to GE Capital under the New Warrant Put Note. The terms of the New Warrant Put Note are described below.

               (iii)     P-5 (General Unsecured Claims)

     Class P-5 consists of all General Unsecured Claims against Premier Graphics. These include the unpaid principal and interest on the Senior Notes in the total amount of $137.45 million, Trade Claims arising in connection with the provision of goods and services to the Debtors in the ordinary course of business (but not including any Critical Vendors to the extent they have already been paid), claims arising out of the rejection of unexpired leases of real property and equipment, claims arising out of the rejection of employment agreements, claims of Sellers of the Divisions to the Debtors under the Earn-Out Agreement described above, and any other unsecured claims against the Debtors.

     General Unsecured Claims against Premier Graphics shall be satisfied as follows. On the Effective Date, or as soon thereafter as is reasonably practicable, each holder of an Allowed General Unsecured Claim against Premier Graphics shall receive, in full satisfaction, settlement, release and discharge of, and in exchange for, such Allowed General Unsecured Claim against Premier Graphics, its Pro Rata share of the New Holding Company Common Stock plus the proceeds, if any, from Causes of Action, to be distributed by the Disbursing Agent to holders of Allowed General Unsecured Claims against Premier Graphics, at such times and in the manner as determined by the Disbursing Agent.

               (iv) P-6 (Administrative Convenience Claims Against Premier Graphics)

     Administrative Convenience Claims are those unsecured Claims against Premier Graphics, in an amount equal to or less than $10,000, that are not Secured Lender Claims, Other Secured Claims, Administrative Claims, Priority Tax Claims, or Other Priority Claims. On, or as soon as reasonably practicable after, the later of (i) the Effective Date, or (ii) the date on which an Administrative Convenience Claim becomes an Allowed Administrative Convenience Claim, each holder of an Allowed Administrative Convenience Claim shall receive, in full satisfaction, settlement, and release of, and in exchange for, such Allowed Administrative Convenience Claim, at the election of Premier Graphics or New Operating Company, (i) Cash in an amount equal to 25% of the amount of such Allowed Administrative Claim if the Debtors have sufficient Cash and Cash reserves to make such payments, or (ii) the same treatment as is afforded to holders of Allowed Class P-5 General Unsecured Claims against Premier Graphics if the Debtors determine that there are insufficient Cash and Cash reserves to make Cash payments. If the latter election is made, holders of Administrative Convenience Claims shall be deemed holders of Class P-5 General Unsecured Claims for all purposes (including voting and distributions) under the Plan. Such election shall be made by the Debtors on or before the Effective Date.

               (v)       P-7 (Interests in Premier Graphics)

     Interests in Premier Graphics consist of the Old Common Stock of Premier Graphics owned by Master Graphics. Under the Plan, the Old Common Stock of Premier Graphics and all other Interests in Premier Graphics will be cancelled and the holders thereof shall not receive or retain any distribution on account of such Interests.

          c.   Unimpaired Classes of Claims Against Master Graphics

               (i)     Class M-3 (Other Secured Claims)

     Other Secured Claims against Master Graphics shall be treated in a manner identical to the treatment of Other Secured Claims against Premier Graphics.

               (ii)    Class M-4 (Other Priority Claims)

     Other Priority Claims against Master Graphics shall be treated in a manner identical to the treatment of Other Priority Claims against Premier Graphics.

          d.   Impaired Classes of Claims Against and Interests in Master
Graphics

               (i)     M-1 (Secured Lender Claims)

     Class M-1 consists of Master Graphics' guarantee of Premier Graphics' obligations to the Prepetition Lenders under the Prepetition Credit Agreement. Under the Plan, the Prepetition Lenders will receive the treatment specified above with respect to their Claims against Premier Graphics in full satisfaction, settlement, release and discharge of, and in exchange for, their Claims against Master Graphics. While currently classified as impaired, to the extent that the holders of Class M-1 Secured Lender Claims receive Cash in full satisfaction of the Allowed amount of their Claims on the later of the Effective Date or the date that such Claims are Allowed, the Class M-1 Secured Lender Claims are unimpaired.

               (ii)    M-2 (Warrant Put Note)

     As stated above, GE Capital shall receive the New Warrant Put Note in exchange for the Warrant Put Note in full satisfaction, settlement, release and discharge of, and in exchange for, its Warrant Put Note Claims against Master Graphics.

               (iii)   M-5 (General Unsecured Claims)

     Class M-5 General Unsecured Claims against Master Graphics consist of Claims arising under the Seller Notes issued by the Debtors to the various former owners of the Divisions, Master Graphics' guaranty of Premier Graphics' obligations to holders of the Senior Notes, and other general unsecured claims against Master Graphics. The holders of General Unsecured Claims against Master Graphics, a holding company with no material assets, shall not receive or retain any distribution of property under the Plan on account of their Claims.

               (iv)    M-6 (Interests in Master Graphics)

     On the Effective Date, the Old Master Graphics Common Stock, Old Master Graphics Preferred Stock, and all other Interests in Master Graphics will be cancelled and the holders thereof shall not receive or retain any distribution on account of such Interests.

C.   Other Significant Plan Provisions

     1.   Corporate Existence

     On, or as soon as reasonably practicable after, the Effective Date, all appropriate actions shall be taken, in accordance with the terms of Section 7.7
                                                                    -----------
of the Plan, to (i) wind up and terminate the corporate existence of Master Graphics under the laws of Tennessee; (ii) form New Holding Company and New Operating Company pursuant to the Certificates of Incorporation and By-laws;
(iii) transfer all of the assets of Premier Graphics, other than the Non-Core Assets and Causes of Action, to a creditor representative designated by the Debtors, who shall in turn transfer such assets to New Holding Company, which shall in turn transfer such assets to New Operating Company, other than the Non-Core Assets and Causes of Action; and (iv) issue all of the New Operating Company Common Stock to New Holding Company. Notwithstanding anything to the contrary in this Plan, the Unimpaired Claims of a particular Debtor shall remain the obligations solely of such Debtor and shall not become obligations of any other Debtor by virtue of the Plan, the Chapter 11 Cases, or otherwise.

     2.   Corporate Action

     On the Effective Date, all other actions contemplated by the Plan shall be authorized and approved in all respects (subject to the provisions of the Plan). All matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors, in connection with the Plan, shall, as of the Effective Date, be deemed to have occurred and shall be effective as provided herein, and shall be authorized and approved in all respects without any requirement of further action by the security holders or directors of the Debtors or the Reorganized Debtors.

     3.   Vesting, Retention, and Disposition of Assets

     The Non-Core Assets and Causes of Action shall remain property of the Estate of Premier Graphics, provided, however, that the Non-Core Assets and Causes of Action may be transferred to a disposition trust, limited liability company or other entity to be controlled by New Operating Company if agreed to by the Debtors, the Committee, and, if there is insufficient Cash to pay in full the Secured Lender Claims, the Prepetition Lenders. The Estate or such other entity shall have full authority, by and through the Reorganized Debtors to take any steps necessary to investigate and prosecute the Causes of Action and to dispose of the Non-Core Assets consistent with procedures approved by the Bankruptcy Court and sections 363 and 365 of the Bankruptcy Code, including, without limitation, the duty and obligation to make distributions to the holders of Allowed Claims in Classes P-1 and M-1. All liens and security interests in the Non-Core Assets shall remain intact as to the Non-Core Assets and the Net Proceeds therefrom to the same extent, validity and relative priority as existed on the Effective Date. Any proceeds remaining after satisfaction of all Allowed Secured Lender Claims shall be transferred to New Operating Company.

     Upon the making of such Cash payments or the provision of such other treatment as may be mutually agreed upon by the Debtors and the Prepetition Lenders, the Prepetition Credit Agreement shall be terminated and any notes issued thereunder shall be cancelled. To the extent that any termination statements, instruments of satisfaction, or other similar releases of interests necessary to terminate or otherwise remove from title or record any filed financing statements, mortgages, or other documents or agreements evidencing a security interest in the Debtors' assets shall not have been delivered to the Reorganized Debtors in proper form for filing and executed by the appropriate parties prior to, or in connection with, such satisfaction of the Secured Lender Claims, then the Reorganized Debtors are hereby authorized to (a) execute and file such statements, instruments, releases or other documents on behalf of the Prepetition Agent or Secured Lenders with respect to the encumbered assets and
(b) to file, register, or otherwise record a certified copy of the Confirmation Order, which, once filed, registered or otherwise recorded, shall constitute conclusive evidence of the release of all security interests in the Debtors' assets of any kind or nature whatsoever.

     On and after the Effective Date, the Reorganized Debtors may operate their businesses and may use, acquire and dispose of property and compromise or settle any claims or interests arising or becoming due on or after the Effective Date without supervision of or approval by the Bankruptcy Court and free and clear of any restrictions of the Bankruptcy Code or the Bankruptcy Rules, other than restrictions expressly imposed by the Plan or the Confirmation Order. Without limiting the foregoing, the Reorganized Debtors may pay the reasonable charges that they incur on or after the Effective Date for Professionals' fees, disbursements, expenses or related support services without application to the Bankruptcy Court.

D. Description of Securities to Be Issued in Connection with the Plan; Possible Privatization of New Holding Company

     The Certificates of Incorporation and By-Laws of each of New Operating Company and New Holding Company shall be structured as necessary to satisfy the provisions of the Plan and the Bankruptcy Code, in form and substance reasonably satisfactory to the Creditors' Committee, and shall include, among other things,
(i) pursuant to section 1123(a)(6) of the Bankruptcy Code, a provision prohibiting the issuance of non-voting equity securities, but only to the extent required by section

1123(a)(6) of the Bankruptcy Code; and (ii) provisions authorizing the issuance of New Operating Company Common Stock and New Holding Company Common Stock in amounts not less than the amounts necessary to permit the distributions thereof required or contemplated by the Plan. After the Effective Date, the New Holding Company and New Operating Company may amend and restate their respective Certificates of Incorporation and Bylaws as permitted by applicable law.

     On the Effective Date, except as otherwise provided for in the Plan, (i) the Existing Securities, which include the Old Premier Graphics Common Stock, the Old Master Graphics Common Stock, the Old Master Graphics Preferred Stock, and any other notes, bonds (with the exception of surety bonds outstanding), indentures or other instruments or documents evidencing or creating any indebtedness or obligations of a Debtor, except such notes or other instruments evidencing a Debtor's indebtedness or obligations of a Debtor that are reinstated or amended and restated under the Plan, shall be cancelled without any further action; provided however, that such notes or other instruments shall remain valid solely to the extent necessary to establish ownership for purposes of the distributions under the Plan, and (ii) the obligations of, and/or Claims against, the Debtors under or relating to any agreements, indentures or certificates of designation governing the Existing Securities and any other notes, bonds, indentures or other instruments or documents evidencing or creating any indebtedness or obligations of a Debtor, except such notes or other instruments evidencing indebtedness or obligations of a Debtor that are reinstated or amended and restated under the Plan, as the case may be, shall be discharged; provided, however, that each indenture or other agreement that governs the rights of the Claim holder and that is administered by an indenture trustee, an agent or a servicer shall continue in effect solely for the purposes of allowing such indenture trustee, agent or servicer to make the distributions to be made on account of such Claims under the Plan as provided in the Plan and with respect to rights solely between the Claim holders and the respective indenture trustees, agents or servicers (such as an indenture trustee charging liens); provided, further, that this proviso shall not affect the discharge of the Debtors' liabilities under the Bankruptcy Code and the Confirmation Order or result in any expense or liability to the Reorganized Debtors.

     At the election of Premier Graphics or New Operating Company, holders of Allowed P-6 Administrative Convenience Claims shall either receive a Cash distribution equal to 25% of the allowed amount of such Claims or such Claims will be provided the same treatment as, and be included as part of, Class P-5 General Unsecured Claims. The Debtors will make such election on or before the Effective Date depending upon, among other things, whether the Debtors and the Reorganized Debtors have sufficient Cash and Cash reserves to make a Cash payment to holders of Allowed Administrative Convenience Claims. If the Debtors elect to make Cash payments to the holders of Allowed Administrative Convenience Claims, there will likely be fewer than 300 holders of New Holding Company Common Stock as the Debtors anticipate that there are likely to be fewer than 300 holders of Class P-5 Claims who would be receiving such New Holding Company Common Stock. In such event, the New Holding Company may become a private company that is not subject to the public reporting requirements of the Exchange Act as long as certain other requirements under the Act are also complied with. There may be certain advantages to New Holding Company becoming a private company, including possible cost savings that otherwise may be incurred in fulfilling the reporting requirements of the Exchange Act if New Holding Company were to be a public company.

E.   Registration Rights with Respect to New Holding Company Common Stock

     The issuance of the New Holding Company Common Stock and the distribution thereof to holders of Allowed Class P-5 Claims shall be exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code. Without limiting the effect of section 1145 of the Bankruptcy Code, not earlier than the first anniversary of the Effective Date, New Holding Company will enter into a Registration Rights Agreement with each holder of an Allowed Class P-5 Claim (i) who by virtue of holding New Holding Company Common Stock to be distributed under the Plan and/or its relationship with New Holding Company could reasonably be deemed to be an "affiliate" (as such term is used within the meaning of applicable securities laws) of New Holding Company, and (ii) who requests in writing that New Holding Company execute such agreement. Drafts of such Registration Rights Agreements will be filed by the Debtors with the Bankruptcy Court no later than the Exhibit Filing Date. The Registration Rights Agreements shall contain certain shelf, demand and piggyback registration rights for the benefit of the signatories thereto.

F.   Post-Consummation Operations of the Debtors

     1.   Reorganized Debtors

     On and after the Effective Date, the Reorganized Debtors may operate their businesses and may use, acquire and dispose of property and compromise or settle any claims or interests arising or becoming due on or after the Effective Date without supervision of or approval by the Bankruptcy Court and free and clear of any restrictions of the Bankruptcy Code or the Bankruptcy Rules, other than restrictions expressly imposed by the Plan or the Confirmation Order.

     2.   Officers and Directors

     Subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code, as of the Effective Date, the initial boards of directors of the Reorganized Debtors each shall have five (5) directors. The Chief Executive Officer shall serve as chairman of the boards of directors and shall be entitled to appoint one additional director. The Chief Executive Officer, chief financial officer, and those directors not chosen initially by the Chief Executive Officer shall be appointed by the Creditors' Committee in consultation with the Debtors and shall be reasonably acceptable to the Chief Executive Officer. The Debtors shall file with the Bankruptcy Court written notice of the identities of the Chief Executive Officer, the other initial officers and the members of the boards of directors on a date that is not less than five (5) days prior to the Confirmation Hearing. Notwithstanding the foregoing, if and to the extent that the Creditors' Committee does not designate one or more of the foregoing officers or directors within five (5) days prior to the Confirmation Hearing, then the Debtors shall designate and appoint such Persons by announcing their identities at the Confirmation Hearing. The current boards of directors of the Debtors will be deemed to have resigned on the Effective Date without further action on the part of such boards or the Debtors.

     3.   Management Incentive Plan

     After the Effective Date, the Reorganized Debtors will each have the authority to terminate, amend or enter into employment, retirement, indemnification and other agreements with their respective active directors, officers and employees and to terminate, amend or implement retirement income plans, welfare benefit plans and other plans for active employees. Such agreements and plans may include equity, bonus and other incentive plans in which officers and other employees of the Reorganized Debtors may be eligible to participate.

     4.   Exit Financing Facility

     As stated above, the Debtors shall pay the Secured Lender Claims, in whole or in part, from proceeds of the Exit Facility. The Debtors anticipate that they will obtain an Exit Facility from a lending source, in an amount sufficient to pay the Secured Lender Claims in full, plus an amount necessary for working capital and other purposes. Such an Exit Facility will likely be secured by (i) all or substantially all of the assets of the Reorganized Debtors, including the Core Divisions, plus (ii) the interests of the Debtors in the Non-Core Divisions.

     The Debtors estimate a need for a working capital facility of approximately $15 million. The Debtors expect that the terms of such a facility will include a three to five year revolving line of credit, based on customary lending formulas, sublimits, and other terms, with a letter of credit subfacility. The rates for such financing are expected to be based upon a prime rate and LIBOR rate plus an additional margin that is consistent with other credits of similar sizes and types. The Debtors also expect to pay other standard fees and expenses typical of a transaction of this type. The Exit Facility will be subject to several conditions precedent, and borrowings under the Facility will be subject to the Debtors satisfying customary financial covenants and ratios.

     The Debtors, through their retained investment bank, Lazard, have solicited proposals for exit financing from more than twenty financial institutions. Through such solicitation, the Debtors requested proposals for (i) a Tranche A term loan facility of up to $20 million; (ii) a Tranche B revolving credit facility of up to $30 million; and (iii) a Tranche C bridge loan facility pending the completion of the sales or liquidations of the Non-Core Divisions. The Tranche C bridge loan facility would only be necessary if the proceeds from the Tranche A facility, the Tranche B facility and the sale or liquidation of the Non-Core Division Assets were insufficient to make the requisite Cash payments under the Plan on the Effective Date and to provide adequate working capital for the operations of the Reorganized Debtors.

     As of the date of this Disclosure Statement, the Debtors had received proposals from three different institutions outlining the terms under which they would provide the Tranche A and Tranche B components of the Exit Facility and
one proposal regarding the Tranche C component.   The terms of the proposals
vary in terms of pricing, availability, closing conditions and other terms and remain subject to contingencies stated therein. In addition, the Debtors anticipate receiving at least two additional Exit Facility proposals. While there can be no assurance that an Exit Facility will be obtained, the Debtors intend to continue their negotiations with the institutions that submit Exit Facility proposals and to enter into a final agreement with the party offering financing on terms most suitable for the Reorganized Debtors in accordance with the Plan.

     If an Exit Facility is obtained, the Debtors will file with the Bankruptcy Court the final documentation with respect thereto on or before the Effective Date. The terms and conditions of the Exit Facility will include in all respects the terms and conditions of the documents filed with respect thereto, except to the extent that the Debtors and exit lender(s) agree otherwise. In the Confirmation Order, the Bankruptcy Court will approve the Exit Facility in substantially the form filed with the Bankruptcy Court and all documents to be executed in connection therewith (and with such changes as to which the applicable Debtors and lenders may agree) and authorize the Debtors to execute the same, together with such other documents as the exit lenders may reasonably require in order to effectuate the treatment afforded to such parties under the Exit Facility.

     5.   Pension Plan

     Premier Graphics maintains the Hederman Brothers Pension Plan (the "Hederman Pension Plan"), a defined benefit pension plan subject to Title IV of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Hederman Pension Plan was established by Hederman Brothers, Inc. ("Hederman") effective January 1, 1966. Hederman became a division of Premier Graphics in 1998. Premier Graphics froze service and benefit accruals under the Hederman Pension Plan effective June 10, 1999. As stated above, the Hederman Division is being sold. The Hederman Pension Plan participants are being transferred to the purchaser. However, the purchaser of the Hederman assets did not assume the Hederman Pension Plan.

     Premier Graphics and the members of its controlled group, as defined in
Section 4001(a)(14) of ERISA, therefore are obligated to contribute to the Hederman Pension Plan the amounts necessary to satisfy the minimum funding standards of Section 412 of the Internal Revenue Code (the "Code") and Section 302 of ERISA. The Hederman Pension Plan may be terminated only if the provisions of Section 4041 or 4042 of ERISA are satisfied. If the Hederman Pension Plan is terminated, Premier Graphics and the members of its controlled group may be jointly and severally liable for the unfunded benefit liabilities of the Plan under Section 4062 of ERISA. The Pensions Benefit Guaranty Corporation (the "PBGC") has filed contingent claims against Premier Graphics and Master Graphics with respect to the Hederman Pension Plan.

     As of December 11, 2000, the market value of Hederman Pension Plan assets was approximately $2,527,627 and the present value of accrued benefits, valued on a termination basis, was estimated to be approximately $2,574,281. Although assets and liabilities were approximately the same as of such date, due to the volatility of the market, the Hederman Pension Plan's funding status on a termination basis has recently fluctuated widely, ranging from an estimated $701,780 surplus as of August 31, 2000 to an estimated $332, 479 deficit as of December 4, 2000. The Hederman Pension Plan is in compliance with Section 412 of the Code and Section 302 of ERISA and is able to pay benefits when due. In light of the fact that the Hederman Division has been sold but the Hederman Pension Plan was not assumed by the purchaser, the Debtors anticipate that they will terminate the Hederman Pension Plan in compliance with applicable laws.

F.   Distributions Under the Plan

     1.   Time of Distributions.

     Except as otherwise provided for herein or ordered by the Bankruptcy Court, distributions under the Plan on account of an Allowed Claim shall be made on the later to occur of (a) the Effective Date (or as soon thereafter as is practicable) or (b) as soon as reasonably practicable after such Claim becomes an Allowed Claim, or as otherwise provided by this Plan.

     2.   Interest on Claims.

     Unless otherwise specifically provided for in the Plan, the Confirmation Order, or required by applicable bankruptcy law, postpetition interest shall not accrue or be paid on Claims, and no Claim holder shall be entitled to interest accruing on or after the Petition Date on any Claim. To the extent provided for in the Plan, the Confirmation Order, or required by applicable bankruptcy law, postpetition interest shall accrue on Claims at the applicable non-default rate. Interest shall not accrue or be paid upon any Disputed Claim in respect of the period from the Petition Date to the date a final distribution is made thereon if and after such Disputed Claim becomes an Allowed Claim.

     3.   Disbursing Agent.

     The Disbursing Agent, which may include the Reorganized Debtors, the trustee (the "Trustee") under a creditors' trust that may be created under the Plan (the "Creditors' Trust"), or such other party as may be designated by the Reorganized Debtors to serve as disbursing agent with respect to distributions under the Plan, shall make all distributions required under this Plan, except that (a) the Indenture Trustee, as agent or servicer, shall make distributions of New Holding Company Common Stock and proceeds, if any, from Causes of Action to holders of Allowed Senior Note Claims in accordance with the Indenture, and
(b) the Prepetition Administrative Agent shall make distributions to holders of Allowed Secured Lender Claims from the proceeds of sale of the Non-Core Assets. The Disbursing Agent shall reasonably cooperate with the Indenture Trustee, as agent or servicer, and the Prepetition Administrative Agent in making distributions in accordance with this Plan.

     4.   Delivery of Distributions.

     Distributions to Allowed Claim holders shall be made by the Disbursing Agent (including the Trustee under the Creditors' Trust, if applicable), the Indenture Trustee (as agent or servicer), or the Prepetition Administrative Agent (for purposes of this paragraph, the "applicable disbursing agent") (a) at the addresses set forth on the proofs of claim filed by such Claim holders (or at the last known addresses of such Claim holders if no proof of claim is filed or if the Debtors have been notified of a change of address), (b) at the addresses set forth in any written notices of address changes delivered to the applicable disbursing agent after the date of any related proof of claim, (c) at the addresses reflected in the Schedules if no proof of claim has been filed and the applicable disbursing agent has not received a written notice of a change of address, or (d) in the case of a Claim holder whose Claim is governed by the Indenture or other agreement and is administered by the Indenture Trustee, at the addresses contained in the official records of the Indenture Trustee, including as set forth in any ballots cast with respect to such Claims. Distributions made to holders of Claims by the Indenture Trustee or the Prepetition Administrative Agent shall be subject to the rights of the Indenture Trustee and the Prepetition Administrative Agent under the Indenture, Prepetition Credit Agreement, or similar contract or agreement to enforce any charging liens thereunder. If any Claim holder's distribution is returned as undeliverable, no further distributions to such Claim holder shall be made unless and until the applicable disbursing agent is notified of such Claim holder's then current address, at which time all missed distributions shall be made to such Claim holder without interest.

     5.   Undeliverable Distributions

     Amounts in respect of undeliverable distributions shall be returned to (x) the Indenture Trustee, with respect to Senior Note Claims or (y) New Operating Company with respect to distributions made by any other applicable disbursing agent, until such distributions are claimed. All claims for undeliverable distributions shall be made on or before the first (1st) anniversary of the Effective Date. After such date, all unclaimed property relating to distributions shall revert to New Operating Company and any New Holding Company Common Stock held for distribution on account of such Claim shall be cancelled and of no further force or effect and all the other unclaimed property shall revert to New Operating Company, free of any restrictions thereon and notwithstanding any federal or state escheat laws to the contrary. Nothing contained in the Plan shall require any of the applicable disbursing agents to attempt to locate any holder of an Allowed Claim or Interest.

     6.   Procedures for Resolving Disputed, Contingent, and Unliquidated Claims

          a.   No Distributions Pending Allowance.

     No payments or distributions will be made with respect to all or any portion of a Disputed Claim unless and until all objections to such Disputed Claim have been settled or withdrawn or have been determined by a Final Order, and the Disputed Claim has become an Allowed Claim. All objections to Claims must be filed on or before the Claims Objection Deadline.

          b.   Disputed Claims Reserve

     The Disbursing Agent shall withhold the Distribution Reserve from the property to be distributed under the Plan based upon the Face Amount of Disputed Claims as directed by the Reorganized Debtors. The Disbursing Agent shall withhold such amounts or property as may be necessary from property to be distributed to other Classes of Claims under the Plan based upon the Face Amount of such Claims. The Disbursing Agent may request estimation for any Disputed Claim that is contingent or unliquidated, and the Disbursing Agent will withhold the applicable distribution reserve based upon the estimated amount of each such Claim as estimated by the Bankruptcy Court. If the Disbursing Agent elects not to request such an estimation from the Bankruptcy Court with respect to a Disputed Claim that is contingent or unliquidated, the Disbursing Agent shall withhold the applicable distribution reserve based upon the good faith estimate of the Disbursing Agent of such Claim. The Disbursing Agent shall also place in the applicable distribution reserve any dividends, payments or other distributions made on account of, as well as any obligations arising from, the property withheld as the applicable distribution reserve, to the extent that such property continues to be withheld as the applicable distribution reserve at the time such distributions are made or such obligations arise. If practicable, the Disbursing Agent will invest any Cash that is withheld as the applicable distribution reserve in a manner that will yield a reasonable net return, taking into account the safety of the investment. Nothing in this Plan or the Disclosure Statement shall be deemed to entitle the holder of a Disputed Claim to postpetition interest on such Claim.

          c.   Distributions After Allowance.

     Payments and distributions from the Distribution Reserve shall be made as appropriate to the holder of any Disputed Claim that has become an Allowed Claim, as soon as practicable after the date such Disputed Claim becomes an Allowed Claim. Such distributions shall be based upon the cumulative distributions that would have been made to the holder of such Claim under the Plan if the Disputed Claim had been Allowed on the Effective Date and shall not be limited by the Disputed Claim Amounts previously reserved with respect to such Disputed Claim to the extent that additional amounts are available therefor from the applicable reserve, but only to the extent that such additional amounts have not yet been distributed to holders of Allowed Claims. Upon such distribution, the reserve shall be reduced by an amount equal to the amount reserved with respect to such Disputed Claim. After a Final Order has been entered, or other final resolution has been reached, with respect to all Class P-5 Disputed Claims, any remaining New Holding Company Common Stock shall be distributed, pro rata, to Allowed Class P-5 Claims.

     7.   Fractional Shares.

     Any other provision of the Plan notwithstanding, payments of fractions of shares of New Holding Company Common Stock shall not be made. Whenever any payment of a fraction of a share of New Holding Company Common Stock under the Plan would otherwise be called for, the actual payment made shall reflect a rounding of such fraction to the nearest whole share (up or down), with half shares being rounded down.

     8.   Allowance of Certain Claims

          a.   DIP Facility Claim

     On or as soon as reasonably practicable after the Effective Date, the Allowed DIP Facility Claims shall be paid in full in Cash. Any disputes as to the Allowed amount of such DIP Facility Claims shall be resolved by the Bankruptcy Court as soon as reasonably practicable upon motion by the Debtors after notice to the DIP Lenders; provided, however, that any amount of such Claims that is not disputed shall be paid by the Debtors in full in Cash on the Effective Date and only the balance of such Claims, if any, shall be treated as a Disputed Claim. Upon compliance with the foregoing, all liens and security interests granted to secure the DIP Facility Claims shall be deemed cancelled and shall be of no further force or effect. To the extent that any termination statements, instruments of satisfaction, or other similar releases of interests necessary to terminate or otherwise remove from title or record any filed financing statements, mortgages, or other documents or agreements evidencing a security interest in the Debtors' assets shall not have been delivered to the Debtors or the Reorganized Debtors in proper form for filing and executed by the appropriate parties prior to, or in connection with, such satisfaction of the DIP Facility Claims, then the Debtors and the Reorganized Debtors are hereby authorized to (a) execute and file such statements, instruments, releases or other documents on behalf of the Postpetition Agent or the DIP Lenders with respect to the encumbered assets and (b) file, register, or otherwise record a certified copy of the Confirmation Order, which, once filed, registered or otherwise recorded, shall constitute conclusive evidence of the release of all security interests in the Debtors' and the Reorganized Debtors' assets of any kind or nature whatsoever.

          b.   Professional Claims

     On the Effective Date, the Debtors shall pay all amounts owing to Professionals for all outstanding amounts relating to prior periods through the Effective Date approved by the Bankruptcy Court in accordance with the Professional Fee Order; provided, however, that Professionals shall continue to prepare monthly fee applications in accordance with the Professionals Fee Order up to the Effective Date. Professionals shall estimate fees and expenses due for periods that have not been billed as of the Effective Date. On the Effective Date, the Reorganized Debtors shall fund an escrow account in an amount equal to the aggregate amount of outstanding fee applications not ruled upon by the Bankruptcy Court as of the Effective Date plus the aggregate amount of all estimated fees and expenses due for periods that have not been billed as of the Effective Date. Such escrow account shall be used by the Reorganized Debtors to pay the remaining Professional Claims owing to the Professionals as and when Allowed by the Bankruptcy Court. When all Professional Claims have been paid in full, amounts remaining in such escrow account, if any, shall be returned to the Reorganized Debtors.

     All Professionals or other entities requesting compensation or reimbursement of expenses pursuant to sections 327, 328, 330, 331, 503(b) and 1103 of the Bankruptcy Code for services rendered before the Effective Date (including compensation for making a substantial contribution in any of the Chapter 11 Cases) shall file with the Bankruptcy Court and serve such applications on counsel for the Debtors, the Creditors' Committee, the United States Trustee and as otherwise required by the Bankruptcy Court and the Bankruptcy Code an application for final allowance of compensation and reimbursement of expenses no later than forty-five (45) days after the Effective Date. Objections to applications of Professionals and other entities for compensation and reimbursement of expenses must be filed with the Bankruptcy Court no later than sixty-five (65) days after the Effective Date. All compensation and reimbursement of expenses allowed by the Bankruptcy Court shall be paid ten (10) days after the entry of an Order allowing such fees and expenses, or as soon thereafter as practicable.

          c.   Other Administrative Claims

     All other requests for payment of an Administrative Claim (other than as set forth in Article XI of the Plan) must be filed with the Bankruptcy Court and
             ----------
served on counsel for the Debtors and/or the Reorganized Debtors no later than forty-five (45) days after the Effective Date. Unless the Debtors object to an Administrative Claim within forty-five (45) days after receipt, such Administrative Claim shall be deemed allowed in the amount requested. In the event that the Debtors object to an Administrative Claim, the Bankruptcy Court shall determine the Allowed amount of such Administrative Claim.

Notwithstanding the foregoing, no request for payment of an Administrative Claim need be filed with respect to an Administrative Claim which is paid or payable by a Debtor in the ordinary course of business.

G.   Miscellaneous Matters

     1.   Postpetition Interest

     Unless otherwise specifically provided for in the Plan, the Confirmation Order, or required by applicable bankruptcy law, postpetition interest will not accrue or be paid on Claims, and no Claim holder will be entitled to interest accruing on or after the Petition Date on any Claim. Interest will not accrue or be paid upon any Disputed Claim in respect of the period from the Petition Date to the Effective Date, but shall accrue from the Effective Date until such time that the Disputed Claim becomes an Allowed Claim.

     2.   Treatment of Executory Contracts and Unexpired Leases

     The Debtors are parties to numerous leases and executory contracts with various parties.

          a.   Assumption of Executory Contracts and Unexpired Leases

     Each executory contract or unexpired lease as to which any of the Debtors is a party shall be deemed automatically assumed in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code as of the Effective Date, unless such executory contract or unexpired lease (i) shall have been previously rejected by the Debtors by order of the Bankruptcy Court, (ii) is the subject of a motion to reject pending on or before the Effective Date, (iii) is listed on Plan Schedule 8.2, or (iv) is otherwise
                                   -----------------
rejected pursuant to the terms of the Plan. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions and rejections pursuant to sections 365 and 1123 of the Bankruptcy Code. Each executory contract and unexpired lease assumed pursuant to the Plan shall vest in and be fully enforceable by the respective Reorganized Debtor in accordance with its terms, except as modified by the provisions of the Plan, or any order of the Bankruptcy Court authorizing and providing for its assumption or applicable federal law.

     Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire or occupancy of real property shall include (a) all modifications, amendments, supplements, restatements or other agreements made directly or indirectly by any agreement, instrument or other document that in any manner affect such executory contract or unexpired lease and (b) all executory contracts or unexpired leases appurtenant to the premises, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, reciprocal easement agreements and any other interests in real estate or rights in rem related to such premises, unless any of the foregoing agreements has been rejected pursuant to a Final Order of the Bankruptcy Court or is otherwise rejected as a part of this Plan.

          b.   Rejection of Executory Contracts and Unexpired Leases

     The executory contracts and unexpired leases specifically listed on Plan
                                                                         ----
Schedule 8.2 of the Plan as rejected as of the Effective Date shall be deemed
------------
automatically rejected as of the Effective Date and the remaining executory contracts and leases identified on Plan Schedule 8.2 shall be deemed rejected
                                   -----------------
ten (10) days after the Debtors or the Reorganized Debtors serve written notice on the parties to such executory contracts and unexpired leases of the effective date of the rejection of such executory contracts and unexpired leases. As to those rejected executory contracts and unexpired leases rejected effective after the Effective Date, the Reorganized Debtors shall continue to perform their obligations thereunder until the effective date of such rejections. The Debtors reserve the right to (i) file a motion on or before the Confirmation Date to reject an executory contract or unexpired lease that (a) is not listed on Plan
                                                                          ----
Schedule 8.2, or (b) has not been previously rejected by Final Order of the
------------
Bankruptcy Court, and (ii) modify or supplement Plan Schedule 8.2 at any time
                                                -----------------
prior to the Effective Date, including, without limitation, the right to add any executory contract or unexpired lease to, or delete any executory contract or unexpired lease from, Plan Schedule 8.2.
                      -----------------

          c.   Cure of Defaults of Assumed Executory Contracts and Unexpired
Leases

     Any monetary amounts by which each executory contract and unexpired lease to be assumed under the Plan may be in default shall be satisfied, under section 365(b)(1) of the Bankruptcy Code by Cure. "Cure" means the distribution within a reasonable period of time following the Effective Date of Cash, or such other property as may be agreed upon by the parties or ordered by the Bankruptcy Court, with respect to the assumption or assumption and assignment of an executory contract or unexpired lease, pursuant to section 365(b) of the Bankruptcy Code, in an amount equal to all unpaid monetary obligations, without interest, or such other amount as may be agreed upon by the parties under such executory contract or unexpired lease, to the extent such obligations are enforceable under the Bankruptcy Code and applicable bankruptcy law.

     In the event of a dispute regarding (a) the nature or the amount of any Cure, (b) the ability of the applicable Reorganized Debtor or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (c) any other matter pertaining to assumption, Cure shall occur following the entry of a Final Order resolving the dispute and approving the assumption

          d.   Claims Based on Rejection of Executory Contracts or Unexpired
Leases

     If the rejection by a Debtor, pursuant to the Plan or otherwise, of an executory contract or unexpired lease results in a Claim, then such Claim shall be forever barred and shall not be enforceable against the Debtors, the Reorganized Debtors or the properties of any of them unless a proof of claim is filed with the clerk of the Bankruptcy Court and served upon counsel to the Debtors, counsel to the Creditors' Committee, and, if served after the Effective Date, counsel to the Reorganized Debtors, (a) entry of the Confirmation Order with respect to executory contracts and unexpired leases listed on Plan Schedule
                                                                   -------------
8.2 as rejected as of the Effective Date or (b) within thirty (30) days after
---
service of notice of the effective date of the rejection of any other executory contract or unexpired lease listed on Plan Schedule 8.2. To the extent a proof
                                      -----------------
of claim is timely filed in connection with the rejection of any other executory contract or unexpired lease, such Claim will be, and will be treated as, a General Unsecured Claim as to the respective Debtor, subject to any limitation on allowance of such Claims under section 502(b) of the Bankruptcy Code or otherwise.

          e.   Miscellaneous

     Notwithstanding any other provision of the Plan, each of the Debtors will retain the right to, at any time prior to the Effective Date, modify or supplement Plan Schedule 8.1 or Plan Schedule 8.2, including, without
           -----------------    -----------------
limitation, the right to add any executory contract or unexpired lease to, or delete any executory contract or unexpired lease from such Plan Schedules.

     Listing an executory contract or unexpired lease on Plan Schedule 8.1 or
                                                         -----------------
Plan Schedule 8.2 will not constitute an admission by any of the Debtors or the
-----------------
Reorganized Debtors that such contract or lease (including any related agreements that may exist) is an executory contract or unexpired lease or that the applicable Debtor or Reorganized Debtor has any liability thereunder.

     3.   Exculpation and Limitation of Liability

     Except as otherwise specifically provided in the Plan, the Debtors, the Reorganized Debtors, the DIP Lenders, the DIP Agent, the Creditors' Committee, the members of the Creditors' Committee in their representative capacity, any of such parties' respective present or former members, officers, directors, employees, advisors, attorneys, representatives, financial advisors, investment bankers or agents and any of such parties' successors and assigns, shall not have or incur, and shall be released under the Plan from any claim, obligation, Cause of Action or liability to one another or to any holder of any Claim or Interest, or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys or affiliates, or any of their successors or assigns, for any act or omission in connection with, or arising out of the Debtors' Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan, except for their gross negligence or willful misconduct, and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

     Notwithstanding any other provision of the Plan, no Claim holder or Interest holder, or other party in interest, none of their respective agents, employees, representatives, financial advisors, attorneys or affiliates, and no successors or assigns of the foregoing, shall have any right of action against the Debtors, the Reorganized Debtors, the DIP Lenders, the DIP Agent, the Creditors' Committee, the members of the Creditors' Committee in their representative capacity, or any of such parties' respective present or former members, officers, directors, employees, advisors, attorneys, representatives, financial advisors, investment bankers or agents or such parties' successors and assigns, for any act or omission in connection with, relating to or arising out of the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan, except for their gross negligence or willful misconduct.

     4.   Indemnity Claims

     In satisfaction and compromise of any obligations or rights of any of the Indemnitees' Indemnification Rights, (a) all Indemnification Rights except (i) all Indemnification Rights of an Indemnitee who is also a Released Party, and
(ii) those based solely upon any act or omission arising out of or relating to any Indemnitee's service with, for or on behalf of a Debtor on or after the Petition Date (collectively, the "Continuing Indemnification Rights"), shall be released and discharged on and as of the Effective Date; provided that the Continuing Indemnification Rights shall remain in full force and effect on and after the Effective Date and shall not be modified, reduced, discharged or otherwise affected in any way by the Chapter 11 Cases, (b) the Debtors or the Reorganized Debtors, as the case may be, covenant to purchase and maintain director and officer insurance providing coverage for those Indemnitees with Continuing Indemnification Rights for a period of two years after the Effective Date insuring such parties in respect of any claims, demands, suits, causes of action or proceedings against such Indemnitees based upon any act or omission related to such Indemnitee's service with, for or on behalf of the Debtors in at least the scope and amount as currently maintained by the Debtors (the "Insurance Coverage"), and (c) the Debtors or the Reorganized Debtors, as the case may be, shall indemnify Indemnitees with Continuing Indemnification Rights and agree to pay for any deductible or retention amount that may be payable in connection with any claim covered by either under the foregoing Insurance Coverage or any prior similar policy.

     5.   Releases by Debtors and Debtors-in-Possession

          a.   Releases

     Pursuant to section 1123(b)(3) of the Bankruptcy Code, effective as of the Effective Date, each Debtor, in its individual capacity and as a Debtor in Possession, for and on behalf of its Estate, shall release and discharge: (i) all current officers of each of the Debtors (which, unless covered by clauses
(ii) or (iii) below, specifically excludes any Division president), all current directors of each of the Debtors, and all current employees providing services at the corporate level, (ii) any former officer or director of the Debtors or any current or former employee of the Debtors (including any Division president) who has, or through an entity controlled by such Person has, consummated the purchase of a Non-Core Division which has been approved by Final Order entered by the Bankruptcy Court but only to the extent of any release or discharge approved by such Final Order of the Bankruptcy Court in connection with such purchase, (iii) all current employees of Core Divisions, but only to the extent provided in, and subject to any additional terms or conditions set forth in, a written employment agreement between the Reorganized Debtors and any such current employees, (iv) agents, attorneys, accountants, management consultants, financial advisors, investment bankers or other Professionals of the Debtors retained by order of the Bankruptcy Court in the Chapter 11 Cases, (v) the Creditors' Committee and all members of the Creditors' Committee in their representative capacity, including all Professionals retained by the Creditors' Committee, (vi) the DIP Lenders, the DIP Agent and all professionals retained by the DIP Lenders and the DIP Agent, and (vii) the Prepetition Lenders, the Prepetition Administrative Agent, the Prepetition Revolving Credit Agent, and all of their respective professionals (except to the extent any rights have been reserved by the Debtors or the Committee pursuant to prior Court order until such rights are waived or otherwise lapse) (each of such Persons referred to in the foregoing clauses (i) through (vii), a "Released Person") for and from (but subject to the limitations of clauses (ii) and (iii)) any and all (x) claims or Causes of Action existing as of the Effective Date in any manner arising from, based on or relating to, in whole or in part, the Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor or any Released Person, the restructuring of Claims and Interests prior to or in the Chapter 11 Cases, or any act, omission, occurrence or event in any manner related to any such Claims, Interest, restructuring or the Chapter 11 Cases and (y) Avoidance Actions.

          b. Binding Effect of Release and Discharge on Successors to the Debtors' Interests

     No provision of the Plan or of the Confirmation Order, including, without limitation, any release or exculpation provision, shall modify, release or otherwise limit the liability of any Person not specifically released hereunder, including, without limitation, any Person that is a co-obligor or joint tortfeasor of a Released Person or that otherwise is liable under theories of vicarious or other derivative liability. The Reorganized Debtors and any newly-formed entities that will be continuing the Debtors' businesses after the Effective Date shall be bound, to the same extent the Debtors are bound, by all of the releases set forth above.

     6.   Release by Holders of Claims and Interests

     Each Person that votes to accept the Plan (each, a "Release Obligor"), shall have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged each Released Person from any claim or Cause of Action existing as of the Effective Date arising from, based on or relating to, in whole or in part, the subject matter of, or the transaction or event giving rise to, the Claim or Interest of such Release Obligor, and any act, omission, occurrence or event in any manner related to such subject matter, transaction or obligation; provided, however, that this Section 13.8 shall not release any
                                         ------------
Released Person from any Claim or Cause of Action existing as of the Effective Date, based on (i) the Internal Revenue Code or other domestic state, city or municipal tax code, (ii) the environmental laws of the United States or any domestic state, city or municipality, (iii) any criminal laws of the United States or any domestic state, city or municipality, (iv) the Employee Retirement Income Security Act of 1974, as amended, and (v) violation of federal securities laws. Nothing in the Plan will restrict any federal or state government regulatory agency from pursuing regulatory or police enforcement action against the Release Parties other than any action or proceeding of any type to recover monetary claims, damages, or penalties against such parties for an act, omission, or event occurring prior to the Effective Date.

     7.   Injunction

     The satisfaction, release and discharge pursuant to the Plan shall also act as an injunction against any Person commencing or continuing any action, employment of process, or act to collect, offset or recover any Claim or Cause of Action satisfied, released or discharged under the Plan to the fullest extent authorized or provided by the Bankruptcy Code, including, without limitation, to the extent provided for or authorized by sections 524 and 1141 thereof.

H.   Preservation of Rights of Action

     In accordance with section 1123(b)(3) of the Bankruptcy Code and except as provided in the Plan, the Debtors (or an entity designated by them) will retain and, at the direction of the Reorganized Debtors, may enforce Causes of Action in the exercise of their reasonable business judgment.

                     IX.  CERTAIN FACTORS TO BE CONSIDERED

     The holder of a Claim against a Debtor should read and carefully consider the following factors, as well as the other information set forth in this Disclosure Statement (and the documents delivered together herewith and/or incorporated by reference herein), before deciding whether to vote to accept or to reject the Plan.

A.   General Considerations

     The formulation of a reorganization plan is the principal purpose of a Chapter 11 case. The Plan sets forth the means for satisfying the Claims against and Interests in each of the Debtors. Equity Interests will receive no distributions pursuant to the Plan and certain Classes of Claims will not be paid in full pursuant to the Plan. Reorganization of certain of the Debtors' businesses and operations under the proposed Plan also avoids the potentially adverse impact of a liquidation on those Debtors' employees and other stakeholders.

B.   Certain Bankruptcy Considerations

     If the Plan is not confirmed and consummated, there can be no assurance that the Chapter 11 Cases will continue rather than be converted to a liquidation or that any alternative plan of reorganization would be on terms as favorable to the holders of Claims as the terms of the Plan. If a liquidation or protracted reorganization were to occur, there is a substantial risk that the value of the Debtors' enterprise would be substantially eroded to the detriment of all stakeholders. In addition, if a liquidation or protracted reorganization were to occur, there is a substantial risk that holders of Secured Claims would receive less than they will receive under the Plan. Finally, if the Debtors are not able to emerge from Chapter 11 consistent with the timetable that provides for the Confirmation Hearing to be conducted on January 25, 2001, the Debtors' cash flow and availability under the DIP Financing may not be sufficient to fund operations and the costs of the Chapter 11 Cases for a significant additional period of time. See Appendix B annexed hereto for a liquidation analysis of
                     ----------
each individual Debtor.

C.   Inherent Uncertainty of Financial Projections

     The Projections set forth in Appendix C annexed hereto cover the operations
                                  ----------
of the Reorganized Debtors on a consolidated basis through fiscal year 2003. These Projections are based on numerous assumptions including the timing, confirmation, and consummation of the Plan in accordance with its terms, the anticipated future performance of the Reorganized Debtors, industry performance, general business and economic conditions, and other matters, many of which are beyond the control of the Reorganized Debtors and some or all of which may not materialize. In addition, unanticipated events and circumstances occurring subsequent to the date that this Disclosure Statement is approved by the Bankruptcy Court may affect the actual financial results of the Debtors' operations. These variations may be material. Because the actual results achieved throughout the periods covered by the Projections may vary from the projected results, the Projections should not be relied upon as a guaranty, representation, or other assurance that the actual results that will occur.

     Except with respect to the Projections and except as otherwise specifically and expressly stated herein, this Disclosure Statement does not reflect any events that may occur subsequent to the date hereof and that may have a material impact on the information contained in this Disclosure Statement. Neither the Debtors nor the Reorganized Debtors intend to update the Projections for the purposes hereof; thus, the Projections will not reflect the impact of any subsequent events not already accounted for in the assumptions underlying the Projections.

D.   Dividends

     The Debtors do not anticipate that cash dividends will be paid with respect to the New Holding Company Common Stock in the foreseeable future.

E.   Access to Financing

     The Debtors' operations are dependent on the availability and cost of working capital financing and may be affected adversely by any shortage or increased cost of such financing. The Debtors' postpetition operations are financed almost entirely from operating cash flow and the DIP Facility. The Debtors believe that substantially all of their needs for funds necessary to consummate the Plan and for post-Effective Date working capital financing will be met by the Exit Facility, projected operating cash flow, select asset sales and local financing arrangements. There can be no assurance, however, that the Debtors will procure an Exit Facility as contemplated by the Plan.

F.   Claims Estimations

     There can be no assurance that the estimated Claim amounts set forth herein are correct. The actual Allowed amount of Claims likely will differ in some respect from the estimates. The estimated amounts are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the actual Allowed amount of Claims may vary from those estimated herein.

G.   Market for New Common Stock

     There will likely not be an active market for the New Holding Company Common Stock distributed pursuant to the Plan, nor do the Debtors expect that an active market will develop in the foreseeable future. No assurances can be given as to the prices at which the New Holding Company Common Stock will trade in the future, if it is traded at all. If the Debtors elect to pay the Allowed Administrative Convenience Claims in Cash, there will likely not be any market for the securities distributed under the Plan.

               X. RESALE OF SECURITIES RECEIVED UNDER THE PLAN

A.   Issuance of New Common Stock

     Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under section 5 of the Securities Act and state laws if three principal requirements are satisfied:
(1) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, of an affiliate participating in joint plan with the debtor, or of a successor to the debtor under the plan; (2) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (3) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Debtors believe that the offer and sale of the New Holding Company Common Stock under the Plan satisfies the requirements of section 1145(a)(1) of the Bankruptcy Code and is, therefore, exempt from registration under the Securities Act and state securities laws.

B.   Subsequent Transfers of Securities

     The New Holding Company Common Stock to be issued pursuant to the Plan may be freely transferred by most recipients following initial issuance under the Plan, and all resales and subsequent transactions in the New Holding Company Common Stock so issued are exempt from registration under federal and state securities laws, unless the holder is an "underwriter" with respect to such securities. Section 1145(b) of the Bankruptcy Code defines four types of "underwriters":

     (1) persons who purchase a claim against, an interest in, or a claim for an administrative expense against the debtor with a view to distributing any security received in exchange for such a claim or interest;

     (2) persons who offer to sell securities offered under a plan for the holders of such securities;

     (3) persons who offer to buy such securities for the holders of such securities, if the offer to buy is: (A) with a view to distributing such securities; or (B) made under a distribution agreement; and

     (4) a person who is an "Issuer" with respect to the securities, as the term "Issuer" is defined in Section 2(11) of the Securities Act.

     Under Section 2(11) of the Securities Act, an "Issuer" includes any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control of the issuer.

     To the extent that Persons who receive New Holding Company Common Stock pursuant to the Plan are deemed to be "underwriters," resales by such persons would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Persons deemed to be underwriters would, however, be permitted to sell such Securities without registration pursuant to the provisions of Rule 144 under the Securities Act. These rules permit the public sale of securities received by "underwriters" if current information regarding the issuer is publicly available and if volume limitations and certain other conditions are met.

     Whether or not any particular person would be deemed to be an "underwriter" with respect to the New Holding Company Common Stock to be issued pursuant to the Plan would depend upon various facts and circumstances applicable to that person. Accordingly, the Debtors express no view as to whether any particular Person receiving New Holding Company Common Stock under the Plan would be an "underwriter" with respect to such securities.

     Given the complex and subjective nature of the question of whether a particular holder may be an underwriter, the Debtors make no representation concerning the right of any person to trade in the New Holding Company Common Stock or other securities. The Debtors recommend that potential recipients of the New Holding Company Common Stock consult their own counsel concerning whether they may freely trade the New Holding Company Common Stock and other securities without compliance with the Securities Act or the Exchange Act.

              XI. CERTAIN INCOME TAX CONSEQUENCES OF THE PLAN

          A summary description of certain income tax consequences of the Plan is provided below. The description of tax consequences below is for informational purposes only and, due to a lack of definitive judicial or administrative authority or interpretation, substantial uncertainties exist with respect to various tax consequences of the Plan as discussed herein. Only the principal consequences of the Plan for the Debtors and for holders of Claims who are entitled to vote to accept or reject the Plan are described below. No opinion of counsel has been sought or obtained with respect to any tax consequences of the Plan. No rulings or determinations of the Internal Revenue Service (the "IRS") or any other tax authorities have been sought or obtained with respect to the tax consequences of the Plan, and the discussion below is not binding upon the IRS or such other authorities. The Debtors are not making any representations regarding the particular tax consequences of the confirmation and consummation of the Plan as to any Claim holder, and are not rendering any form of legal opinion as to such tax consequences.

     The discussion of United States federal income tax consequences below is based on the Internal Revenue Code of 1986, as amended (the "IRC"), the Treasury regulations promulgated thereunder, judicial decisions, and published administrative rulings and pronouncements of the IRS as in effect on the date hereof. Legislative, judicial or administrative changes or interpretations enacted or promulgated after the date hereof could alter or modify the analyses set forth below with respect to the United States federal income tax consequences of the Plan. Any such changes or interpretations may be retroactive and could significantly affect the United States federal income tax consequences discussed below.

     The following discussion does not address foreign, state or local tax consequences of the Plan, nor does it purport to address the United States federal tax consequences of the Plan to special classes of taxpayers (such as foreign entities, S corporations, regulated investment companies, insurance companies, financial institutions, small business investment companies, broker-dealers and tax-exempt organizations). Furthermore, United States federal estate and gift tax issues are not addressed herein. The following discussion assumes that Claim holders hold their Claims as capital assets for United States federal income tax purposes.

     Each holder of a Claim is strongly urged to consult its tax advisor regarding the United States federal, state, and local and any foreign tax consequences of the transactions described herein and in the Plan.

A.   Restructuring Transaction Steps

     Under the Plan, the following transactions will occur on the Effective Date in the following order:

     1. Premier Graphics will sell and transfer without recourse and subject to liabilities, its Core Assets to a creditor representative (the "Creditor Representative") on behalf of Claim holders, in partial satisfaction of General Unsecured Claims in an amount equal to the fair market value of the Core Assets;

     2. The Creditor Representative, on behalf of Claim holders, will contribute, without recourse and subject to liabilities, all of the Core Assets to New Holding Company in exchange for all of the shares of New Holding Company Common Stock;

     3. New Holding Company will contribute, without recourse and subject to liabilities, all of the Core Assets to New Operating Company in exchange for all of the shares of New Operating Company Common Stock;

     4. The Creditor Representative will transfer to the Disbursing Agent for distribution to Claim holders all of the shares of New Holding Company Common Stock; and

     5. Old Master Graphics Common Stock will be transferred to the Disbursing Agent, followed by the distribution of Non-Core Assets to Old Master Graphics in complete liquidation of Old Premier Graphics.

B.   Income Tax Consequences to the Debtors

     1.   Regular United States Federal Income Tax

          a.      Restructuring Transactions

                  i.  Sale and Transfer of Core Assets by Premier Graphics.

     The sale and transfer of the Core Assets to the Creditor Representative followed by the transfer of Core Assets to New Holding Company have been structured as a taxable transaction (a "Taxable Transfer"), with the result that New Holding Company would obtain a fair market value tax basis in the Core Assets. Upon a subsequent contribution of the Core Assets by New Holding Company to New Operating Company, New Operating Company will obtain the Core Assets with New Holding Company's carryover basis.

     Assuming a Taxable Transfer, Premier Graphics would recognize gain or loss upon the transfer to the Creditor Representative in an amount equal to the difference between the fair market value of the Core Assets and its tax basis in such Core Assets. Based upon the estimated reorganization value of New Holding Company, and due to the Debtors' substantial tax basis in their assets and available net operating losses ("NOL") carryforwards, the Debtors believe that no significant federal, state or local tax liability, if any, should be incurred upon the transfer. However, the Debtors' determination of gain or loss and resulting tax liability may be subject to adjustment on audit by the IRS. In addition, the fair market value of the Core Assets may vary from current estimates and may be subject to challenge by the IRS.

     Although structured as a Taxable Transfer, there is no assurance that the transactions would be so treated by the IRS. For example, if the transfer of the assets to New Holding Company were deemed to constitute a tax-free reorganization under Section 368(a)(1)(G) of the IRC, (a "G reorganization"), no gain or loss generally would be recognized by Premier Graphics. Rather, New Holding Company would succeed to certain tax attributes of Premier Graphics, including its tax basis in the Core Assets, but only after taking into account the reduction in such tax attributes and tax basis on account of the substantial discharge of debt pursuant to the Plan, as discussed more fully below. Thus, New Holding Company would have no NOL carryforwards and would have significantly diminished tax basis in the Core Assets, with the result that future tax depreciation and amortization with respect to the Debtors' real and personal property would be eliminated.

     To qualify as a G reorganization, it would be necessary for Premier Graphics to be treated as having transferred substantially all of its assets directly to New Holding Company and for Premier Graphics to have distributed all of its remaining assets to its creditors. Alternatively, it would be necessary to have distributed more than eighty percent of the New Holding Company Common Stock to holders of debt instruments treated as "securities" for federal income tax purposes and for New Holding Company to continue to carry on a historic active five-year trade or business. The Debtors believe that the transfer of assets to the Creditor Representative followed by the transfer of such assets to New Holding Company should not qualify as a G reorganization.

          ii.  New Holding Company Tax Attributes

     As discussed above, assuming a Taxable Transfer, New Holding Company would obtain an aggregate tax basis in the Core Assets equal to their fair market value as of the Effective Date and would not succeed to any tax attributes of Old Premier Graphics.

          b.   Cancellation of Indebtedness

     Under general United States federal income tax principles, the Debtors will realize cancellation of debt ("COD") income to the extent that its obligation to a Claim holder is discharged pursuant to the Plan for an amount less than the adjusted issue price (in most cases, the amount the Debtors received upon incurring the obligation, with certain adjustments) of such holder's Claim. For this purpose, the amount paid to a Claim holder in discharge of its Claim generally will equal the amount of Cash and the fair market value on the Effective Date of any other property paid to such Claim holder.

     Because the Debtors each will be debtors in a bankruptcy case at the time they realize COD income, they will not be required to include such COD income in their gross income, but rather will be required to reduce certain of their respective tax attributes by the amounts of COD income so excluded. Under the general rules of IRC section 108, the required attribute reduction will be applied to reduce the NOLs and NOL carryforwards, to the extent of such NOLs and carryforwards, and certain other tax attributes. IRC section 108(b)(5) permits a corporation in bankruptcy proceedings to elect to apply the required attribute reduction to reduce first the basis of its depreciable property to the extent of such basis, with any excess applied next to reduce its NOLs and NOL carryforwards, and then certain other tax attributes. The Debtors have not yet determined whether they will make the election under IRC section 108(b)(5).

          c.   Limitation on Net Operating Losses

     The Debtors believe that Master Graphics experienced an "ownership change" (within the meaning of IRC section 382) prior to the Petition Date. The ownership change occurred when certain lenders to John P. Miller, owner of the Old Master Graphics Common Stock, foreclosed upon their security interests in the Old Master Graphics Common Stock in order to cover certain margin calls. As a result of the ownership change, the ability of the Debtors to use their NOLs and NOL carryforwards to offset taxable income, if any, currently is limited under IRC section 382 to an amount equal to the sum of (A) a regular annual limitation (pro-rated for the portion of the taxable year of the ownership change following the date on which the change occurred), (B) the amount of the "recognized built-in gain" for the year which does not exceed the excess of Master Graphics' "net unrealized built-in gain" over previously recognized built-in gains (as the quoted terms are defined in IRC section 382(h)) and (C) any carryforward of unused amounts described in clauses (A) and (B) from prior years. The ability of Master Graphics to use "net unrealized built-in losses," if any, to offset future taxable income may also be limited under IRC section
382.  The regular annual limitation generally will be equal to the product of
(x) the lesser of the value of Master Graphics stock immediately after the ownership change or the gross value of the assets of the Debtors immediately before the ownership change (with certain adjustments) and (y) the "long-term tax-exempt rate" in effect at the time of the ownership change. The long-term tax-exempt rate at the time of the ownership change was 5.72%.

     The Debtors will continue to operate in reorganized form pursuant to the Plan, and will experience another ownership change on the Effective Date as a result of its issuance of New Holding Company Common Stock to holders of various classes of Claims against the Reorganized Debtors. As discussed above, Master Graphics will be required to reduce its NOLs and NOL carryforwards by the amount of its COD income excluded from gross income under IRC section 108. The Debtors do not anticipate that any of Master Graphics' pre-Effective Date NOLs and capital loss carryovers will remain after application of such amounts to reduce COD income.

     2.   Alternative Minimum Tax

     A corporation may incur alternative minimum tax liability even where NOL carryovers and other tax attributes are sufficient to eliminate its taxable income as computed under the regular corporate income tax. It is possible that the Debtors will be liable for the alternative minimum tax.

C.   United States Federal Income Tax Consequences to Claim Holders

     The tax treatment of holders of Claims and the character and amount of income, gain or loss recognized as a consequence of the Plan and the distributions provided for by the Plan will depend upon, among other things, (1) whether the Taxable Transfer will be recharacterized as a G reorganization by the IRS; (2) whether the Claim constitutes a "security" for federal income tax purposes; (3) the manner in which a holder acquired a Claim; (4) the length of time the Claim has been held; (5) whether the Claim was acquired at a discount;
(6) whether the holder has taken a bad debt deduction with respect to the Claim (or any portion thereof) in the current or prior years; (7) whether the holder has previously included accrued but unpaid interest with respect to the Claim;
(8) the method of tax accounting of the holder; and (9) whether the Claim is an installment obligation for United States federal income tax purposes.
Therefore, holders of Claims should consult their tax advisors for information that may be relevant to their particular situation and circumstances and the particular tax consequences to them of the transactions contemplated by the Plan.

     1.   Holders of Secured Lender Claims (Classes P-1 and M-1)

     The exchange of Allowed Secured Lender Claims for cash and a debt obligation will be a taxable exchange for federal income tax purposes. A Holder will therefore be required to recognize gain or loss for federal income tax purposes equal to the difference between its adjusted tax basis in its Allowed Secured Lender Claims and the sum of the cash received

     The market discount provisions of the IRC may apply to holders of certain Claims. In general, a debt obligation other than a debt obligation with a fixed maturity of one year or less that is acquired by a holder in the secondary market (or, in certain circumstances, upon original issuance) is a "market discount bond" as to that holder if its stated redemption price at maturity (or, in the case of a debt obligation having original issue discount, its revised issue price) exceeds the tax basis of the debt obligation in the holder's hands immediately after its acquisition. However, a debt obligation will not be a "market discount bond" if such excess is less than a statutory de minimis amount. Gain recognized by a Claim holder with respect to a "market discount bond" will generally be treated as ordinary interest income to the extent of the market discount accrued on such bond during the Claim holder's period of ownership, unless the Claim holder elected to include accrued market discount in taxable income currently. A holder of a market discount bond that is required under the market discount rules of the IRC to defer deduction of all or a portion of the interest on indebtedness incurred or maintained to acquire or carry the bond may be allowed to deduct such interest, in whole or in part, on disposition of such bond.

     2.   Holders of Warrant Put Note Claims (Classes P-2 and M-2)

     The exchange of the Warrant Put Note Claim for the New Warrant Put Note will be a taxable exchange for federal income tax purposes. A Holder will therefore be required to recognize gain or loss for federal income tax purposes equal to the difference between its adjusted tax basis in the Warrant Put Note and the fair market value of the New Warrant Put Note. The Holder will take a basis in the New Warrant Put Note equal to its fair market value. Holders will have a holding period for the New Warrant Put Note determined by reference to the date of the above-described exchange.

     3. Holders of General Unsecured Claims of Premier Graphics (Class P-5) other than Senior Note Claims

     The Debtors believe and intend to take the position that none of the General Unsecured Claims other than Senior Note Claims will be classified as securities for federal income tax purposes. A Holder will therefore be required to recognize gain or loss for federal income tax purposes equal to the difference between its adjusted tax basis in its General Unsecured Claims, if any, and the fair market value of its pro rata share of (i) the New Holding Company Common Stock, and (ii) recoveries on

Causes of Action. The Holder will take a basis in its New Holding Company Common Stock and its undivided interest in the Causes of Action equal to their respective fair market values. Holders will have a holding period for each of the above-described assets determined by reference to the date of the above-described exchange.

     If the IRS were to recharacterize the Taxable Transfer as a G reorganization, as described above, and if the General Unsecured Claims were to be classified as securities for federal income tax purposes, holders of the General Unsecured Claims would not recognize any gain or loss.

     4.   Holders of Senior Note Claims (Class P-5)

          a.   General

     The Debtors believe and intend to take the position that the Senior Note Claims will not be classified as securities for federal income tax purposes. A Holder will therefore be required to recognize gain or loss for federal income tax purposes equal to the difference between its adjusted tax basis in its Senior Note Claims and the fair market value of its pro rata share of (i) the New Holding Company Common Stock, and (ii) the Causes of Action. The Holder will take a basis in its New Holding Company Common Stock and its undivided interest in each of the other assets to their respective fair market values. Holders will have a holding period for each of the above-described assets determined by reference to the date of the above-described exchange.

          b.   Market Discount

     The market discount provisions of the IRC may apply to holders of certain Claims. The market discount provisions are discussed above under Article
                                                                  -------
XI.C.1.
-------

          c.   Reorganization Treatment

     If the Senior Note Claims were classified as securities for federal income tax purposes and the transfer of assets to New Holding Company were successfully characterized by the IRS as a G reorganization, then the above exchange of the Senior Note Claims would be an exchange pursuant to a plan of reorganization. A holder of a Claim with respect to the Senior Notes should recognize gain, but not loss, with respect to its Claim surrendered in an amount equal to the lesser of (x) the amount of gain realized (i.e., the excess of the fair market value of any property received by such holder in respect of its Claim over the adjusted tax basis of such Claim) and (y) the "boot" (as described below) received by such holder, if any, in respect of its Claim. A holder will be treated as receiving "boot" to the extent of the fair market value of property other than shares of New Holding Company Common Stock received by the holder. Subject to the discussion of market discount below, any such gain recognized will generally be treated as capital gain. In addition, a holder's aggregate tax basis in the New Holding Company Common Stock should be equal to the aggregate tax basis in the Claims exchanged therefor, decreased by the amount of boot received and increased by any gain recognized, and such holder's holding period for such property will include the holding period of the Claims exchanged therefor. A holder's tax basis in any boot received will equal the fair market value of such property on the Effective Date, and the holder's holding period in such property will begin on the day after the Effective Date.

     In addition, under the market discount rules discussed above, any accrued but unrecognized market discount with respect to Senior Notes generally will be treated as ordinary income to the extent of the gain recognized in connection with the reorganization described above. Any remaining accrued but unrecognized market discount generally will be treated as ordinary income to the extent of the gain recognized upon the subsequent disposition of the New Holding Company Common Stock received in exchange for the relevant Claim. If a holder were required under the market discount rules of the IRC to defer its deduction of all or a portion of the interest on indebtedness, if any, incurred or maintained to acquire or carry the relevant Claim, continued deferral of the deduction for interest on such indebtedness may be required. Any such deferred interest expense would be attributed to the property received in exchange for such Claim, and would be treated as interest paid or accrued in the year in which the holder disposes of such property.

     5.   Information Reporting and Backup Withholding

     Certain payments, including the payments with respect to Claims pursuant to the Plan, are generally subject to information reporting by the payor (the relevant Debtor) to the IRS. Moreover, such reportable payments are subject to backup withholding under certain circumstances. Under the IRC's backup withholding rules, a holder of a Claim may be subject to backup withholding at a rate of 31% with respect to distributions or payments made pursuant to the Plan, unless the holder: (a) comes within certain exempt categories (which generally include corporations) and, when required, demonstrates this fact or (b) provides a correct United States taxpayer identification number and certifies under penalty of perjury that the taxpayer identification number is correct and that the taxpayer is not subject to backup withholding because of a failure to report all dividend and interest income.

     Holders of Claims that are Non-United States Persons and that receive payments or distributions under the Plan through a United States office of the relevant Debtor will not be subject to backup withholding, provided that the holders furnish certification of their status as Non-United States Persons (and furnish any other required certifications), or are otherwise exempt from backup withholding. Generally, such certification is provided on IRS Form W-8BEN.

     Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a holder's United States federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS (generally, a United States federal income tax return).

D.   United States Federal Income Tax Consequences of the Disbursing Agent

     Under the IRC, amounts earned by an escrow account, settlement fund or similar fund must be subject to current tax. Although certain Treasury regulations have been issued, no Treasury regulations have been promulgated to address the tax treatment of such funds in a bankruptcy context. Accordingly, the proper tax treatment of such funds is uncertain. Depending on the facts and the relevant law, such funds possibly could be treated as grantor trusts, separately taxable trusts, or otherwise. The Debtors presently intend to treat the assets held by the Disbursing Agent as held for the account of the Debtors. There can be no assurance that the IRS will respect such treatment.

E.   Importance of Obtaining Professional Tax Assistance

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN INCOME TAX CONSEQUENCES OF THE PLAN AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE ABOVE DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES ARE IN MANY CASES UNCERTAIN AND MAY VARY DEPENDING ON A CLAIM HOLDER'S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, CLAIM HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE, LOCAL, AND APPLICABLE FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PLAN.


                              XII.  CONFIRMATION

A.   Feasibility of the Plan

     In connection with confirmation of the Plan, the Bankruptcy Court will have to determine that the Plan is feasible pursuant to section 1129(a)(11) of the Bankruptcy Code, which means that the confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtors. Because the Plan constitutes a separate Plan for each Debtor, the requirements of section 1129(a)(11) of the Bankruptcy Code must be satisfied separately for each Debtor.

     To support the feasibility of the Plan, the Debtors have prepared the Projections, which are Pro Forma Financial Projections for Fiscal Years 2000 through 2003, as set forth in Appendix C annexed to this Disclosure Statement.
                              ----------
The Projections indicate that the Debtors should have sufficient cash flow to pay and service their respective debt obligations, and to fund their operations as contemplated by the Business Plan. Accordingly, the Debtors believe that the Plan complies with the financial feasibility standard of section 1129(a)(11) of the Bankruptcy Code with respect to each Debtor. As noted in the Projections, however, the Debtors caution that no representations can be made as to the accuracy of the Projections or as to a Reorganized Debtor's ability to achieve the projected results. Many of the assumptions upon which the Projections are based are subject to uncertainties outside of the control of the Debtors. Some assumptions inevitably will not materialize and events and circumstances occurring after the date on which the Projections were prepared may be different from those assumed or may be unanticipated, and may affect adversely the Reorganized Debtors' financial results. Therefore, the actual results may vary from the projected results and the variations may be material and adverse. See
Article IX of this Disclosure Statement for a discussion of certain risk factors
----------
that may affect financial feasibility of the Plan with respect to the Debtors.

     THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS OR THE RULES AND REGULATIONS OF THE SEC REGARDING PROJECTIONS. FURTHERMORE, THE PROJECTIONS HAVE NOT BEEN AUDITED BY THE DEBTORS' INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. ALTHOUGH PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED UPON A VARIETY OF ASSUMPTIONS, SOME OF WHICH IN THE PAST HAVE NOT BEEN ACHIEVED AND WHICH MAY NOT BE REALIZED IN THE FUTURE, AND ARE SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE DEBTORS. CONSEQUENTLY, THE PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY BY THE DEBTORS, OR ANY OTHER PERSON, THAT THE PROJECTIONS WILL BE REALIZED. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PRESENTED IN THE PROJECTIONS.

B.   Acceptance of the Plan

     As a condition to Confirmation, the Bankruptcy Code requires that each Class of Impaired Claims vote to accept the Plan, except under certain circumstances.

     Section 1126(c) of the Bankruptcy Code defines acceptance of a plan by a class of impaired claims as acceptance by holders of at least two-thirds (2/3) in dollar amount and more than one-half ( 1/2) in number of claims in that class, but for that purpose counts only those who actually vote to accept or to reject the Plan. Thus, a Class will have voted to accept the Plan only if two-thirds (2/3) in amount and a majority in number actually voting cast their Ballots in favor of acceptance. Claim holders who fail to vote are not counted as either accepting or rejecting a plan.

C.   Best Interests of Claim Holders

     Even if a plan is accepted by each class of Claim holders and Interest holders, the Bankruptcy Code requires a bankruptcy court to determine that the plan is in the best interests of all Claim holders and Interest holders that are impaired by the plan and that have not accepted the plan. The "best interests" test, as set forth in section 1129(a)(7) of the Bankruptcy Code, requires a bankruptcy court to find either that all members of an impaired class of claims have accepted the plan or that the plan will provide a member who has not accepted the plan with a recovery of property of a value, as of the effective date of the plan, that is not less than the amount that such holder would recover if the debtor were liquidated under Chapter 7 of the Bankruptcy Code. The best interests test does not apply to holders of Claims that are Unimpaired.

     To calculate the probable distribution to members of each impaired class of Claim holders and Interest holders if the debtor were liquidated under Chapter 7, a bankruptcy court must first determine the aggregate dollar amount that would be generated from the debtor's assets if its Chapter 11 case was converted to a case under Chapter 7 of the Bankruptcy Code. This "liquidation value" would consist primarily of the proceeds from a forced sale of the debtor's assets by a Chapter 7 trustee.

     If a Chapter 7 liquidation were pursued for the Debtors, the amount of liquidation value available to unsecured creditors would be reduced, first, by the claims of secured creditors to the extent of the value of their collateral, and, second, by the costs and expenses of liquidation, as well as by other administrative expenses and costs of both the Chapter 7 case and the Chapter 11 Cases. Costs of liquidation under Chapter 7 of the Bankruptcy Code would include the compensation of a trustee, as well as of counsel and other professionals retained by the trustee, asset disposition expenses, all unpaid expenses incurred by the Chapter 11 case (such as compensation of attorneys, financial advisors and accountants) that are allowed in the Chapter 7 case, litigation costs, and claims arising from the operations of the debtor during the pendency of the Chapter 11 case. The liquidation itself would trigger certain priority payments that otherwise would be due in the ordinary course of business. Those priority claims would be paid in full from the liquidation proceeds before the balance would be made available to pay general claims or to make any distribution in respect of equity interests. The liquidation would also prompt the rejection of certain executory contracts and unexpired leases and thereby create a higher number of unsecured creditors.

     Once the bankruptcy court ascertains the recoveries in liquidation of secured creditors and priority claimants, it must determine the probable distribution to general unsecured creditors and equity security holders from the remaining available proceeds in liquidation. If such probable distribution has a value greater than the distributions to be received by such creditors and equity security holders under the plan, then the plan is not in the best interests of creditors and equity security holders. The Debtors believe that the members of each Class of Impaired Claims will receive more under the Plan than they would receive if the Debtors were liquidated under Chapter 7.

D.   Liquidation Analysis

     The Debtors believe that the Plan meets the "best interests of creditors" test of section 1129(a)(7) of the Bankruptcy Code. The liquidation analysis for the Debtors is annexed as part of Appendix B to this Disclosure Statement. As
                                  ----------
indicated in Appendix B, the estimated net liquidation value of the Debtors is
             ----------
between $60.6 million and $66 million. Under such valuation, the holders of General Unsecured Claims would not receive any distribution on account of such claim.

     The Debtors believe that any liquidation analysis with respect to any of the Debtors is inherently speculative. The liquidation analyses for the Debtors necessarily contain estimates of the amount of Claims that will ultimately become Allowed Claims. These estimates are based solely upon the Debtors' incomplete review of Claims filed and the Debtors' books and records. No Order or finding has been entered by the Bankruptcy Court estimating or otherwise fixing the amount of Claims at the projected amounts of Allowed Claims set forth in the liquidation analyses. In preparing the liquidation analyses, the Debtors have projected an amount of Allowed Claims that is at the lowest end of a range of reasonableness such that, for purposes of the liquidation analyses, the largest possible Chapter 7 liquidation dividend to holders of Allowed Claims can be assessed. The estimate of the amount of Allowed Claims set forth in the liquidation analyses should not be relied on for any other purpose, including, without limitation, any determination of the value of any distribution to be made on account of Allowed Claims under the Plan.

E.   Valuation of the Reorganized Debtors

     1.    Reorganization Value

     In conjunction with the Plan, the Debtors determined that it was necessary to estimate post-confirmation values for the enterprise of the Reorganized Debtors and, thus, the New Holding Company Common Stock. Accordingly, the Debtors directed their financial advisor, Lazard, to prepare a reorganization valuation analysis for purposes of this Disclosure Statement. A copy of the reorganization valuation analysis is attached to this Disclosure Statement as Appendix D.
----------

     In preparing its analyses, Lazard (1) reviewed certain recent publicly available financial statements of the Debtors; (2) reviewed certain financial projections prepared by the Debtors for the operations of the Reorganized Debtors, including those Projections set forth in Appendix C annexed to this
                                                  ----------
Disclosure Statement; (3) reviewed the Debtors' assumptions underlying such projections; (4) considered the market values of publicly traded companies that Lazard and the Debtors believe are in businesses reasonably comparable to the operating business of the Debtors; (5) considered certain economic and industry information relevant to the operating business of the Debtors; (6) discussed the current operations and prospects of the operating business with the Debtors; and
(7) made such other examinations and performed such other analyses as Lazard has deemed necessary or appropriate for the purpose of its valuation.

     As a result of such analyses, reviews, discussions, considerations and assumptions, Lazard estimates that the enterprise value of the Reorganized Debtors falls in a range between $80.65 million and $94.65 million (inclusive of the anticipated Net Proceeds from the sale of the Non-Core Assets), and the aggregate value of the New Holding Company Common Stock falls in a range between $21.74 million and $35.74 million. This estimated range of values represents a hypothetical value which reflects the estimated intrinsic value of the Reorganized Debtors derived through the application of various valuation techniques. Such analysis does not purport to represent valuation levels which would be achieved in, or assigned by, the public markets for debt and equity securities or private markets for corporations. Lazard's estimate necessarily is based on economic, market, financial and other conditions as they exist on, and on the information made available to it as of, the date of this Disclosure Statement. It should be understood that, although subsequent developments may affect Lazard's conclusions, Lazard does not have any obligation and does not intend to update, revise or reaffirm its estimate.

     In preparing its analyses, Lazard assumed and relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources and that was provided to Lazard by the Debtors or their representatives, and has not assumed any responsibility for independent verification of any such information. With respect to the financial projections supplied to Lazard, Lazard assumed the accuracy thereof and assumed that such projections have been prepared reasonably in good faith and on a basis reflecting the best currently available estimates and judgments of the Debtors as to the future operating and financial performance of the Debtors. Such projections assume the Debtors will operate the businesses reflected in the Business Plan and that such businesses perform as expected in the Business Plan. To the extent that the Debtors operate more or fewer businesses during the projection period and to the extent that all or a portion of the businesses perform at levels inconsistent with those expected in the Business Plan, such adjustments may have a material impact on the operating projections and valuations as presented herein. Lazard did not make or obtain any independent evaluation of the Reorganized Debtors' assets, nor did Lazard verify any of the information it reviewed.

     2.   Valuation Methodology

     Lazard performed a variety of analyses and considered a variety of factors in preparing the valuation of the Reorganized Debtors. While several generally accepted valuation techniques for estimating the Reorganized Debtors' enterprise value were used, Lazard primarily relied on three methodologies: comparable public company analysis, discounted cash flow analysis, and precedent transactions analysis. Lazard placed different weights on each of these analyses and made judgements as to the relative significance of each analysis in determining the Reorganized Debtors' indicated enterprise value range. Lazard's valuation must be considered as a whole and selecting just one methodology or portions of the analyses, without considering the analyses as a whole, could create a misleading or incomplete conclusion as to the Reorganized Debtors' enterprise value. This valuation methodology was used to derive the value of the Reorganized Debtors' Core Divisions. In addition, Lazard estimated the proceeds from disposition of the Non-Core Divisions' assets based upon liquidation appraisals and upon arms-length negotiations with willing buyers of the Non-Core Divisions' assets during the valuation process. As such, liquidation appraisals were appropriately discounted to reflect estimated proceeds from the sale of the Non-Core Divisions' assets.

          a.   Comparable Public Company Analysis

     A comparable public company analysis estimates value based on a comparison of the target company's financial statistics with the financial statistics of public companies that are similar to the target company. It establishes a benchmark for asset valuation by deriving the value of "comparable" assets, standardized using a common variable such as EBITDA, EBIT, revenues, earnings and cash flows. The analysis includes a detailed multi-year financial comparison of each company's income statement, balance sheet and cash flow. In addition, each company's performance, profitability, margins, leverage and business trends are also examined. Based on these analyses, a number of financial multiples and ratios are calculated to gauge each company's relative performance and valuation. Comparable public company analysis is generally a historic or "backward looking" technique. It relies on the fact that the price that an investor is willing to pay in the public markets for securities of similar publicly traded companies represents the Reorganized Debtors' current and future prospects as well as the rate of return required on the investment.

     A key factor to this approach is the selection of companies with relatively similar business and operational characteristics to the target company.
Criteria for selecting comparable companies include, among other relevant characteristics, similar lines of businesses, business risks, growth prospects, maturity of businesses, market presence, size and scale of operations. The selection of truly comparable companies is often difficult and subject to interpretation. However, the underlying concept is to develop a premise for relative value, which when coupled with other approaches, presents a foundation for determining firm value.

     Due to the localized nature of the general commercial printing business, each of the Debtors' Divisions competes primarily with substantially smaller private companies. Furthermore, the array of printing services offered by, and geographic distribution of, the Debtors' facilities do not directly reflect those of any comparable companies. In conducting its analysis, Lazard selected the five most comparable companies after examining all public companies in the general commercial printing industry.

          b.   Discounted Cash Flow Approach

     The discounted cash flow ("DCF") valuation methodology relates the value of an asset or business to the present value of expected future cash flows to be generated by that asset or business. The DCF methodology is a "forward looking" approach that discounts the expected future cash flows by a theoretical or observed discount rate determined by calculating the average cost of debt and equity for publicly traded companies that are similar to the Reorganized Debtors.

     This approach relies on the company's ability to project future cash flows with some degree of accuracy. Since the Debtors' Projections reflect significant assumptions made by the Debtors' management concerning anticipated results, the assumptions and judgments used in the Projections may or may not prove correct and therefore, no assurance can be provided that projected results are attainable or will be realized. Lazard cannot and does not make any representations or warranties as to the accuracy or completeness of the Debtors' Projections.

          c.   Precedent Transaction Analysis

     Precedent transaction analysis estimates value by examining public merger and acquisition transactions. An analysis of the disclosed purchase price as a multiple of various operating statistics reveals industry sales multiples for companies in similar lines of businesses to the Debtors. These transaction multiples are calculated based on the purchase price (including any debt assumed) paid to acquire companies that are comparable to the Debtors. These multiples were then applied to the Debtors' key operating statistics to determine the total enterprise value or value to a potential strategic buyer.

     Precedent transaction analysis explains other aspects of value. Unlike the comparable public company analysis, the valuation in this methodology includes a "control" premium, representing the purchase of a majority or controlling position in a company's assets. Thus, this methodology generally produces higher valuations than the comparable public company analysis. Other aspects of value that manifest itself in a precedent transaction analyses include the following: (i) circumstances surrounding a merger transaction may introduce "noise" into the analysis (e.g. an additional premium may be extracted from a buyer in the case of a competitive bidding contest); (ii) the market environment is not identical for transactions occurring at different periods of time; and
(iii) circumstances pertaining to the financial position of a company may have an impact on the resulting purchase price (e.g. a company in financial distress may receive a lower price due to perceived weakness in its bargaining leverage)

     Since precedent transaction analysis explains other aspects of value besides the inherent value of a company and may be predicated on a limited number of transactions occurring under variable market conditions, there are significant limitations as to its usage in the Debtors' valuation.

F. Application of the "Best Interests" of Creditors Test to the Liquidation Analysis and the Valuation

     It is impossible to determine with any specificity the value each Creditor will receive as a percentage of its Allowed Claim. This difficulty in estimating the value of recoveries is due to, among other things, the inherent uncertainty with respect to the lack of any public market for the New Holding Company Common Stock. Such a valuation is made even more difficult because the analysis regarding the amount of General Unsecured Claims that ultimately will be Allowed is preliminary and subject to change.

     Notwithstanding the difficulty in quantifying recoveries to holders of Allowed Claims with precision, the Debtors believe that the financial disclosures contained herein and the Projections imply a greater recovery to holders of Claims in each Impaired Class under the Plan than the recovery available in a Chapter 7 liquidation.

     Set forth below are tables and discussions that compare, for each Impaired Class for which the Plan provides a distribution, the estimated recoveries under the Plan with estimated recoveries in a Chapter 7 liquidation (utilizing the
mid-point of the ranges set forth in the Liquidation Analysis).   Estimated
Liquidation Analysis Recoveries set forth below are calculated at the mid-point of the ranges set forth in the Liquidation Analysis:


     1.   Premier Graphics

                           Estimated Recovery       Estimated Liquidation
       Impaired Class        Under the Plan           Analysis Recovery
       --------------        --------------           -----------------

            P-1*                  100%                      100%

            P-2                   (1)                        (2)

            P-5               13.5% - 22.3%                   0%

            P-6               13.5% - 25%                     0%

            P-7                    0%                         0%

     2.   Master Graphics

                            Estimated Recovery       Estimated Liquidation
       Impaired Class         Under the Plan           Analysis Recovery
       --------------         --------------           -----------------

            M-1*                  100%                      100%

            M-2                     0%                        0%

            M-5                     0%                        0%

            M-6                     0%                        0%

(*) While currently classified as impaired, to the extent that the holders of Class P-1 and Class M-1 Secured Lender Claims receive Cash in full satisfaction of the Allowed amount of their Claims on the later of the Effective Date or the date that such Claims are Allowed, such Secured Lender Claims are unimpaired.

(1) Class P-2 consists of Premier Graphics' guaranty of Master Graphics' obligations to GE Capital under the Warrant Put Note pursuant to the terms of the Warrant Put Note Guaranty Agreement. Under the Plan, this Guaranty shall be replaced with the New Warrant Put Note Guaranty Agreement.

(2) In a liquidation, it is not clear whether GE Capital would receive a distribution on account of its Warrant Put Note Guaranty Claim against Premier Graphics because of an issue with respect to the secured status of the Warrant Put Note Guaranty Claim. This issue is resolved under the Plan by Master Graphics' issuance to GE Capital of the New Warrant Put Note and Premier Graphics' issuance to GE Capital of the New Warrant Put Note Guaranty Agreement.

G. Confirmation Without Acceptance of All Impaired Classes: The "Cramdown" Alternative

     In the event that a Class of Claims does not accept the Plan or is deemed to have rejected the Plan, the Debtors intend to seek confirmation of the Plan pursuant to the "cramdown" provisions of the Bankruptcy Code. Specifically, section 1129(b) of the Bankruptcy Code provides that a plan can be confirmed even if the plan is not accepted by all impaired classes, as long as at least one impaired class of Claims has accepted it. The Bankruptcy Court may confirm the Plan at the request of the Debtors if the Plan "does not discriminate unfairly" and is "fair and equitable" as to each impaired class that has not accepted the Plan. A plan does not discriminate unfairly within the meaning of the Bankruptcy Code if a dissenting class is treated equally with respect to other classes of equal rank.

     A plan is fair and equitable as to a class of secured claims that rejects such plan if the plan provides (1)(a) that the Claim holders included in the rejecting class retain the liens securing those claims whether the property subject to those liens is retained by the debtor or transferred to another entity, to the extent of the allowed amount of such claims, and (b) that each holder of a claim of such class receives on account of that claim deferred cash payments totaling at least the allowed amount of that claim, of a value, as of the effective date of the plan, of at least the value of the holder's interest in the estate's interest in such property; (2) for the sale, subject to section 363(k) of the Bankruptcy Code, of any property that is subject to the liens securing the claims included in the rejecting class, free and clear of the liens, with the liens to attach to the proceeds of the sale, and the treatment of the liens on proceeds under clause (1) or (2) of this paragraph; or (3) for the realization by such holders of the indubitable equivalent of such claims.

     A plan is fair and equitable as to a class of unsecured claims which rejects a plan if the plan provides (1) for each holder of a claim included in the rejecting class to receive or retain on account of that claim property that has a value, as of the effective date of the plan, equal to the allowed amount of such claim; or (2) that the holder of any claim or interest that is junior to the claims of such class will not receive or retain on account of such junior claim or interest any property at all.

     A plan is fair and equitable as to a class of equity interests that rejects a plan if the plan provides (1) that each holder of an interest included in the rejecting class receive or retain on account of that interest property that has a value, as of the effective date of the plan, equal to the greater of the allowed amount of any fixed liquidation preference to which such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest; or (2) that the holder of any interest that is junior to the interest of such class will not receive or retain under the plan on account of such junior interest any property at all.

     At the Confirmation Hearing, the Debtors shall request confirmation pursuant to section 1129(b) of the Bankruptcy Code with respect to each class of Claims or Interests that does not or is deemed not to have accepted the Plan. See Article VIII for a summary of those Claims deemed not to have accepted the
    -------------
Plan.

H.   Conditions to Confirmation and/or Consummation

     1.   Conditions to Confirmation

     The following are conditions precedent to confirmation of the Plan that may be satisfied or waived in accordance with the Plan:

          a. The Bankruptcy Court shall have approved by Final Order a disclosure statement with respect to the Plan in form and substance reasonably acceptable to the Debtors and the Creditors' Committee; and

          b. The Confirmation Order shall be in form and substance reasonably acceptable to the Debtors and the Creditors' Committee.

     2.   Conditions to the Effective Date

     The following are conditions precedent to the occurrence of the Effective Date, each of which may be satisfied or waived in accordance with the Plan:

          a. The Reorganized Debtors shall have entered into the Exit Facility and all conditions precedent to the consummation thereof shall have been waived or satisfied in accordance with the terms thereof.

          b. The Debtors shall have Cash on hand sufficient to pay all Claims and to make any other payments required to be paid under the Plan by the Debtors on the Effective Date.

          c. The Confirmation Order shall be in form and substance acceptable to the Debtors and reasonably acceptable to the Creditors' Committee and shall have been entered by the Bankruptcy Court and shall be a Final Order, and no request for revocation of the Confirmation Order under section 1144 of the Bankruptcy Code shall have been made, or, if made, shall remain pending.

          d. Each Exhibit, Plan Schedule and documents or agreements to be executed in connection therewith shall be in form and substance reasonably acceptable to the Creditors' Committee.

I.   Waiver of Conditions to Confirmation and/or Consummation

     The conditions set forth in the Plan may be waived, in whole or in part, by the Debtors in their sole discretion without notice to any other parties in interest or the Bankruptcy Court and without a hearing. The failure to satisfy or waive any condition to the Confirmation Date or the Effective Date may be asserted by the Debtors in their sole discretion regardless of the circumstances giving rise to the failure of such condition to be satisfied (including any action or inaction by the Debtors in their sole discretion). The failure of the Debtors in their sole discretion to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right, which may be asserted at any time.

J.   Retention of Jurisdiction

     Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, the Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Cases and the Plan, including, among other things, the following matters:

     1. to hear and determine pending motions for the assumption or rejection of executory contracts or unexpired leases or the assumption and assignment, as the case may be, of executory contracts or unexpired leases to which any of the Debtors are a party or with respect to which any of the Debtors may be liable, and to hear and determine the allowance of Claims resulting therefrom including the amount of Cure, if any, required to be paid to such Claim holders;

     2. to adjudicate any and all Causes of Action, adversary proceedings, applications and contested matters that may be commenced or maintained pursuant to the chapter 11 cases or the Plan, including, without limitation, any adversary proceeding or contested matter with respect to a Trust Claim, proceedings to adjudicate the allowance of Disputed Claims, and all controversies and issues arising from or relating to any of the foregoing;

     3. to ensure that distributions to Allowed Claim holders are accomplished as provided herein;

     4. to hear and determine any and all objections to the allowance or estimation of Claims filed, both before and after the Confirmation Date, including any objections to the classification of any Claim or Interest, and to allow or disallow any Claim, in whole or in part;

     5. to enter and implement such orders as may be appropriate if the Confirmation Order is for any reason stayed, revoked, modified and/or vacated;

     6. to issue orders in aid of execution, implementation or consummation of the Plan;

     7. to consider any modifications of the Plan with respect to any Debtor, to cure any defect or omission, or to reconcile any inconsistency in any Order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

     8. to hear and determine all matters involving claims or Causes of Action involving any of the Debtors or their property;

     9. to hear and determine all applications for allowance of compensation and reimbursement of Professional Claims under the Plan or under sections 330, 331, 503(b), 1103 and 1129(a)(4) of the Bankruptcy Code;

     10. to hear and determine all motions or objections regarding compensation and reimbursement of expenses made by the Trustee, or any professionals retained by the Trustee, including, without limitation, the ability of the Bankruptcy Court to enter an Order to show cause and commence a hearing to examine any issue concerning the fees and expenses of the applicable trustee, or any professionals retained by the applicable trustee;

     11. to determine requests for the payment of Claims entitled to priority under section 507(a)(1) of the Bankruptcy Code, including compensation of and reimbursement of expenses of parties entitled thereto;

     12. to hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Plan, including disputes arising under agreements, documents or instruments executed in connection with the Plan;

     13. to hear and determine all suits or adversary proceedings to recover assets of any of the Debtors and property of their Estates, wherever located;

     14. to hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

     15.  to hear any other matter not inconsistent with the Bankruptcy Code;

     16. to hear and determine all disputes involving the existence, nature or scope of the Debtors' discharge, including any dispute relating to any liability arising out of the termination of employment or the termination of any employee or retiree benefit program, regardless of whether such termination occurred prior to or after the Effective Date;

     17. to hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Trust;

     18.  to enter a final decree closing the Chapter 11 Cases;

     19.  to enforce all Orders previously entered by the Bankruptcy Court; and

     20.  to authorize and approve the Sale of the remaining Non-Core Assets.

     In addition, notwithstanding anything contained in this Disclosure Statement or the Plan to the contrary, the Bankruptcy Court will retain exclusive jurisdiction to hear and determine disputes concerning Causes of Action and Avoidance Claims and any motions to compromise or settle such disputes. Despite the foregoing, if the Bankruptcy Court is determined not to have jurisdiction with respect to the foregoing, or if the Reorganized Debtors or the Trustee chooses to pursue any Causes of Action or Avoidance Claims (as applicable) in another court of competent jurisdiction, the Reorganized Debtors will have authority to bring such action in any other court of competent jurisdiction.

                    XIII. ALTERNATIVES TO CONFIRMATION AND
                           CONSUMMATION OF THE PLAN

     The Debtors believe that the Plan affords holders of Claims and Interests the potential for the greatest realization on the Debtors' assets and, therefore, is in the best interests of such holders.

     If the Plan is not confirmed, however, the theoretical alternatives include
(a) continuation of the pending Chapter 11 Cases, (b) an alternative plan or plans of reorganization, or (c) liquidation of the Debtors under Chapter 7 or Chapter 11 of the Bankruptcy Code.

A.   Continuation of the Chapter 11 Cases

     If the Debtors remain in Chapter 11, the Debtors could continue to operate their businesses and manage their properties as Debtors in Possession, but they would remain subject to the restrictions imposed by the Bankruptcy Code. It is not clear whether the Debtors could survive as a going concern in protracted Chapter 11 cases. The Debtors could have difficulty sustaining the high costs and the erosion of market confidence, which may be caused if the Debtors remain Chapter 11 debtors-in-possession. Ultimately, the Debtors (or other parties in interest) could propose another plan or liquidate under Chapter 7.

B.   Alternative Plans of Reorganization

     If the Plan is not confirmed, the Debtors, or, if the Bankruptcy Court did not grant further extensions of the Debtors' exclusive period in which to solicit a reorganization plan, any other party in interest in the Chapter 11 Cases, could propose a different plan or plans. Such plans might involve either a reorganization and continuation of the Debtors' businesses, an orderly liquidation of their assets, or a combination of both.

C.   Liquidation under Chapter 7 or Chapter 11

     If no plan is confirmed, the Debtors' Chapter 11 Cases may be converted to cases under Chapter 7 of the Bankruptcy Code. In a Chapter 7 case, a trustee or trustees would be appointed to liquidate the assets of the Debtors. It is impossible to predict precisely how the proceeds of the liquidation would be distributed to the respective holders of Claims and Interests.

     The Debtors believe that in liquidation under Chapter 7, before creditors receive any distribution, additional administrative expenses involved in the appointment of a trustee or trustees and attorneys, accountants and other professionals to assist such trustees would cause a substantial diminution in the value of the estates. The assets available for distribution to creditors would be reduced by such additional expenses and by Claims, some of which would be entitled to priority, which would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of the Debtors' operations and the failure to realize the greater going concern value of the Debtors' assets.

     The Debtors also may be liquidated pursuant to the provisions of a Chapter 11 plan. In a liquidation under Chapter 11, the Debtors' assets could be sold in an orderly fashion over a more extended period of time than in a liquidation under Chapter 7. Thus, a Chapter 11 liquidation might result in larger recoveries than in a Chapter 7 liquidation, but the delay in distributions could result in lower present values received and higher administrative costs.
Because a trustee is not required in a Chapter 11 case, expenses for professional fees could be lower than in a Chapter 7 case, in which a trustee must be appointed. Any distribution to the Claim holders of the Debtors under a Chapter 11 liquidation plan likely would be delayed substantially.

     The liquidation analysis for each individual Debtor, prepared with the assistance of the Debtors' financial advisors, is premised upon a liquidation in a Chapter 7 case and is annexed as Appendix B to this Disclosure Statement. In
                                   ----------
the liquidation analyses, the Debtors have taken into account the nature, status and underlying value of their assets, the ultimate realizable value of their assets, and the extent to which such assets are subject to liens and security interests.

     The likely form of any liquidation would be the sale of individual assets. Based on this analysis, it is likely that a liquidation of the Debtors' assets would produce less value for distribution to creditors than that recoverable in each instance under the Plan. In the opinion of the Debtors, the recoveries projected to be available in liquidation of the Debtors are not likely to afford holders of Claims as great a realization potential as does the Plan.

                           XIV. VOTING REQUIREMENTS

     On December 19, 2000, the Bankruptcy Court entered an Order approving, among other things, this Disclosure Statement, setting voting procedures and scheduling the hearing on confirmation of the Plan (the "Procedures Order"). A copy of the Notice of Confirmation Hearing is enclosed with this Disclosure Statement. The Notice of the Confirmation Hearing sets forth in detail, among other things, the voting deadlines and objection deadlines. The Notice of Confirmation Hearing and the instructions attached to the Ballot should be read in connection with this section of this Disclosure Statement.

     If you have any questions about (a) the procedure for voting your Claim,
(b) the packet of materials that you have received, or (c) the amount of your Claim, please contact the Balloting Agent at the following address:

               Master Graphics, Inc.
               c/o Robert L. Berger and Associates, Inc.
               16161 Ventura Boulevard, PMB 732
               Encino, California 91436

     If you wish to obtain, at your own expense, unless otherwise specifically required by Federal Rule of Bankruptcy Procedure 3017(d), an additional copy of the Plan, this Disclosure Statement or any appendices or exhibits to such documents, please contact the Balloting Agent at the above address.

     The Bankruptcy Court may confirm the Plan only if it determines that the Plan complies with the technical requirements of Chapter 11 of the Bankruptcy Code and that the disclosures by the Debtors concerning the Plan have been adequate and have included information concerning all payments made or promised by the Debtors in connection with the Plan and the Chapter 11 Cases. In addition, the Bankruptcy Court must determine that the Plan has been proposed in good faith and not by any means forbidden by law, and under Bankruptcy Rule 3020(b)(2), it may do so without receiving evidence if no objection is timely filed.

     In particular, the Bankruptcy Code requires the Bankruptcy Court to find, among other things, that (a) the Plan has been accepted by the requisite votes of all Classes of Impaired Claims and Interests unless approval will be sought under section 1129(b) of the Bankruptcy Code in spite of the dissent of one or more such Classes, (b) the Plan is "feasible," which means that there is a reasonable probability that the Debtors will be able to perform their obligations under the Plan and continue to operate their businesses without further financial reorganization or liquidation, and (c) the Plan is in the "best interests" of all Claim holders, which means that such holders will receive at least as much under the Plan as they would receive in a liquidation under Chapter 7 of the Bankruptcy Code. The Bankruptcy Court must find that all conditions mentioned above are met before it can confirm the Plan. Thus, even if all the Classes of Impaired Claims against the Debtors accept the Plan by the requisite votes, the Bankruptcy Court must make an independent finding that the Plan conforms to the requirements of the Bankruptcy Code, that the Plan is feasible, and that the Plan is in the best interests of the holders of Claims against the Debtors. These statutory conditions to confirmation are discussed above.

     UNLESS THE BALLOT OR MASTER BALLOT BEING FURNISHED IS TIMELY SUBMITTED TO THE VOTING AGENT ON OR PRIOR TO THE VOTING DEADLINE TOGETHER WITH ANY OTHER DOCUMENTS REQUIRED BY SUCH BALLOT, THE PROCEDURES ORDER PROVIDES FOR THE REJECTION OF SUCH BALLOT

AS INVALID AND, THEREFORE, SUCH BALLOT SHALL NOT BE COUNTED AS AN ACCEPTANCE OR REJECTION OF THE PLAN. IN NO CASE SHOULD A BALLOT BE DELIVERED TO THE DEBTORS OR ANY OF THEIR ADVISORS.

A.   Parties in Interest Entitled to Vote

     Under section 1124 of the Bankruptcy Code, a class of claims is deemed to be "impaired" under a plan unless (1) the plan leaves unaltered the legal, equitable and contractual rights to which such claim or interest entitles the holder thereof or (2) notwithstanding any legal right to an accelerated payment of such claim or interest, the plan cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such claim or interest as it existed before the default.

     In general, a holder of a claim or interest may vote to accept or to reject a plan if (1) the claim or interest is "allowed," which means generally that no party in interest has objected to such claim or interest, and (2) the claim or interest is impaired by the Plan. If the holder of an impaired claim or interest will not receive any distribution under the plan in respect of such claim or interest, the Bankruptcy Code deems such holder to have rejected the plan. If the claim or interest is not impaired, the Bankruptcy Code deems that the holder of such claim or interest has accepted the plan and the plan proponent need not solicit such holder's vote.

     The holder of a Claim against the Debtors that is "impaired" under the Plan is entitled to vote to accept or reject the Plan if (1) the Plan provides a distribution in respect of such Claim, and (2)(a) the Claim has been scheduled by the Debtors (and such claim is not scheduled as disputed, contingent or unliquidated), or (b) it has filed a proof of claim on or before the bar date applicable to such holder, pursuant to sections 502(a) and 1126(a) of the Bankruptcy Code and Federal Rules of Bankruptcy Procedure 3003 and 3018. Any Claim as to which an objection has been timely filed and has not been withdrawn or dismissed is not entitled to vote, unless the Bankruptcy Court, pursuant to Federal Rule of Bankruptcy Procedure 3018(a), upon application of the holder of the Claim with respect to which there has been an objection, temporarily allows the Claim in an amount that the Bankruptcy Court deems proper for the purpose of accepting or rejecting the Plan.

     A vote may be disregarded if the Bankruptcy Court determines, pursuant to section 1126(e) of the Bankruptcy Code, that it was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code. The Procedures Order also sets forth assumptions and procedures for tabulating Ballots that are not completed fully or correctly.

B.   Classes Impaired Under the Plan

     1.   Voting Impaired Classes of Claims and Interests.

     The following Classes are Impaired under, and entitled to vote on, the Plan, provided, however, that to the extent that the holders of Class P-1 or M-1 Secured Lender Claims receive Cash in full satisfaction of the Allowed amount of their Claims on the later of the Effective Date or the date that such Claims are Allowed, such Secured Lender Claims are unimpaired.:

          Class P-1 (Secured Lender Claims against Premier Graphics) Class P-2 (Warrant Put Note Guaranty Agreement Claims)
          Class P-5 (General Unsecured Claims against Premier Graphics) Class P-6 (Administrative Convenience Claims against Premier) Class M-1 (Secured Lender Claims against Master Graphics) Class M-2 (Warrant Put Note Claims)

     2.   Non-Voting Impaired Classes of Claims and Interests

     The Classes listed below are not entitled to receive or retain any property under the Plan. Under section 1126(g) of the Bankruptcy Code, Claim holders and Interest holders in such Classes are deemed to reject the Plan, and the votes of such Claim holders and Interest holders will not be solicited.

          Class P-7 (Interests in Premier Graphics)
          Class M-5 (General Unsecured Claims against Master Graphics) Class M-6 (Interests in Master Graphics)

     3.   Unimpaired Classes of Claims and Interests

     The Classes of Claims listed below are Unimpaired under the Plan and deemed under section 1126(f) of the Bankruptcy Code to have accepted the Plan. Their votes to accept or reject the Plan will not be solicited. Acceptances of the Plan are being solicited only from those who hold Claims in an Impaired Class whose members will receive a distribution under the Plan.

          Class P-3 (Other Secured Claims against Premier Graphics) Class P-4 (Other Priority Claims against Premier Graphics) Class M-3 (Other Secured Claims against Master Graphics) Class M-4 (Other Priority Claims against Master Graphics)

                                XV. CONCLUSION

     This Disclosure Statement was approved by the Bankruptcy Court after notice and a hearing. The Bankruptcy Court has determined that this Disclosure Statement contains information adequate to permit Claim holders and Interest holders to make an informed judgment about the Plan. Such approval, however, does not mean that the Bankruptcy Court recommends either acceptance or rejection of the Plan.

A.   Hearing on and Objections to Confirmation

     1.   Confirmation Hearing

     The hearing on confirmation of the Plan has been scheduled for January 25, 2001, at 11:00 a..m. (Eastern Time). Such hearing may be adjourned from time to time by announcing such adjournment in open court, all without further notice to parties in interest, and the Plan may be modified by the Debtors pursuant to section 1127 of the Bankruptcy Code prior to, during, or as a result of that hearing, without further notice to parties in interest.

     2.   Date Set for Filing Objections to Confirmation

     The time by which all objections to confirmation of the Plan must be filed with the Bankruptcy Court and received by the parties listed in the Confirmation Hearing Notice has been set for January 17, 2001, at 4:00 p..m. (Eastern Time). A copy of the Confirmation Hearing Notice has been provided with this Disclosure Statement.

B.   Recommendation

     The Plan provides for an equitable and early distribution to the Debtors' Creditors and preserves the jobs of a majority of the Debtors' employees. The Debtors believe that any alternative to confirmation of the Plan, such as liquidation or attempts by another party in interest to file a plan, could result in significant delays, litigation and costs, as well as the loss of jobs by most of the Debtors' employees. Moreover, the Debtors believe that creditors will receive greater and earlier recoveries under the Plan than those that would be achieved in liquidation.

     ACCORDINGLY, THE DEBTORS AND THE UNSECURED CREDITORS COMMITTEE BELIEVE THAT THE CONFIRMATION AND CONSUMMATION OF THE PLAN IS PREFERABLE TO ALL OTHER ALTERNATIVES. FOR THESE REASONS, THE DEBTORS URGE YOU TO RETURN YOUR BALLOT ACCEPTING THE PLAN.

Dated: Wilmington, Delaware
       December 19, 2000

                                     Respectfully submitted,
                                     MASTER GRAPHICS, INC. and
                                     PREMIER GRAPHICS, INC.



                                     By: /s/ Michael B. Bemis
                                         ------------------------------------
                                         Michael B. Bemis
                                         Chairman and Chief Executive Officer

Counsel:

     By: /s/ John Wm. Butler, Jr.
         ------------------------------------------------
         John Wm. Butler, Jr.
         George N. Panagakis
         Mark A. McDermott
         SKADDEN, ARPS, SLATE,
          MEAGHER & FLOM (ILLINOIS)
         333 West Wacker Drive
         Chicago, Illinois 60606-1285
         (312) 407-0700

         Mark S. Chehi (I.D. No. 2885)
         SKADDEN, ARPS, SLATE,
          MEAGHER & FLOM LLP
         One Rodney Square
         P.O. Box 636
         Wilmington, Delaware 19899-0636
         (302) 651-3000

     ATTORNEYS FOR DEBTORS

                                    ANNEX 1
                               LEASED PROPERTIES

               Landlord                              Location                   Size of Property           Monthly Rent
               --------                              --------                   ----------------           ------------
70 Timber Creek Partnership                    70 Timber Creek Drive               3,200 sq. ft.              $ 3,706
                                               Cordova, Tennessee

DLM, Inc.                                      Argus Press Division               56,000 sq. ft.              $12,000
                                               7440 N. Natchez Avenue
                                               Niles, Illinois

John P. Miller*                                B&M Printing Division 2500         70,000 sq. ft.              $11,667
                                               Lamar Avenue
                                               Memphis, Tennessee

David Bornhoeft*/(1)/                          Columbia Graphics                  80,000 sq. ft.              $22,200
                                               2900 N. Paulina St.
                                               Chicago, Illinois

KIMCO*                                         Eagle Direct                       87,000 sq. ft.              $17,445
                                               4155 Forest St.
                                               Denver, Colorado

Rainbow Properties*                            Golden Rule Printing               65,000 sq. ft.              $29,166
                                               1505 The Boardwalk
                                               Huntsville, Alabama

Mike Harper*                                   Harperprints Division              55,000 sq. ft.              $25,603
                                               One Industry Drive
                                               Henderson, N. Carolina

Arrowhead Real Estate*                         Hederman Brothers                  72,000 sq. ft.              $28,750
                                               500 Steed Road
                                               Ridgeland, Mississippi

Wendell Burns*                                 Jones Printing Division 2205       16,500 sq. ft.              $11,100
                                               Dodgon Ave.
                                               Chattanooga, Tennessee

RSH Properties*/(1)/                           King Mailing Division New          10,000 sq. ft.              $ 3,821
                                               Peachtree Road
                                               Chamblee, Georgia

Graphic Development Company*/(1)/              Lithograph Printing                64,000 sq. ft.              $22,700
                                               4222 Pilot Drive
                                               Memphis, Tennessee

Phil Phillips*/(2)/                            Phillips Litho                     30,000 sq. ft.              $10,563
                                               1845 Turnbow Avenue
                                               Springdale, Arkansas

                                   Exh. 1-1

               Landlord                              Location                   Size of Property           Monthly Rent
               --------                              --------                   ----------------           ------------
RFTA Associates*                              Phoenix Communications             65,000 sq. ft.                $23,000
                                              New Peachtree Road
                                              Chamblee, Georgia

GWS, LP.*                                     Stephenson Printing                94,000 sq. ft.                $15,000
                                              5741 Gen. Washington Dr.
                                              Fairfax, Virginia

INVESCO Realty/(1)/                           Technigrafiks Division 6767        30,300 sq. ft.                $20,128
                                              Portwest Dr.
                                              Houston, Texas

Thomasson Holdings*                           Thomasson Printing                 63,900 sq. ft.                $ 8,333
                                              940 Columbia Dr.
                                              Carrolton, Georgia

SOFI IV-SPM                                   Woods Lithographics 3433 W.        54,400 sq. ft.                $17,311
                                              Earl Drive
                                              Phoenix, Arizona

____________________
   (*) Indicates that the landlord is an insider of the Debtors.
   (1) Includes multiple properties in Chicago.
   (2) Includes multiple properties in Little Rock and Springdale.

                                   Exh. 1-2

                                  Appendix A

                    AMENDED JOINT PLAN OF REORGANIZATION OF
               MASTER GRAPHICS, INC. AND PREMIER GRAPHICS, INC.